SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                      Rule 13e-3 Transaction Statement
          (Under Section 13(e) of the Securities Exchange Act of 1934)


                           Pacific Security Financial, Inc.
                              (Name of the Issuer)

                           Pacific Security Financial, Inc.
                         (Name of Person(s) Filing Statement)

                                   Common Stock
                         (Title of Class of Securities)

                                       None
                      (CUSIP Number of Class of Securities)

                               Gregory B. Lipsker
                          Workland & Witherspoon, PLLC
                          601 W. Main Street, Ste. 714
                                Spokane, WA 99201
                                 (509) 455-9077
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

     This  statement  is  filed  in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A ( 240.14a-1 through 240.14b-2), Regulation 14C ( 2240.14c-1 through 240.14c-101) or Rule 13e-3(c) ( 240.13e-3(c)) under the
Securities  Exchange  Act  of  1934  ("the  Act").
     b. [ ] The filing of a registration statement under the Securities Act of 1933.
     c.  [  ]  A  tender  offer.
     d.  [  ]  None  of  the  above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

Transaction valuation - Set forth the amount of which the filing fee is calculated and state how it was determined.

The filing fee was calculated by taking the value of the fractional share interests to be purchased by the Company ($564,291.00) and multiplying by 1/50th of one percent (.0002).

Amount  of  filing  fee:  $112.86

     [ ] Check the box if any part of the fee is offset as provided by 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount  Previously  Paid:
     Form  or  Registration  No.:
     Filing  Party:
     Date  Filed:

                               SUMMARY TERM SHEET

ITEM  1.  SUMMARY  TERM  SHEET.

- A Special Meeting of Shareholders has been called to consider and vote upon the adoption of an amendment to the Company's Articles of Incorporation providing for a reverse split of common stock on a 1-for-2200 basis so that common shareholders will receive one share of common stock for each two thousand two hundred shares of common stock held before the reverse split.

- In lieu of the issuance of any resulting fractional shares of the post-reverse split Common Stock, we will purchase of all fractional shares for cash based on a pre-reverse split price of $3.00 per share.

- Management of the Company is the record and beneficial owner, or has voting authority for 927,357 shares (approximately 81.44 %) of the outstanding common stock and 3,000 shares (100%) of the outstanding preferred stock of the Company. It is management's intention to vote all of its shares in favor of each matter to be considered by the Shareholders, thereby assuring approval.

- If the reverse split is effected, the officers, directors and certain family members will own 100% of the outstanding common stock. Such individuals now own approximately 81.4 % of the outstanding common stock.

- There are dissenters' rights applicable with respect to the matters to be considered by the Shareholders.

ITEM  2.  SUBJECT  COMPANY  INFORMATION.

(a)     Name  and  address.
        Pacific  Security  Financial,  Inc.
        N.  10  Post  Street
        325  Peyton  Building
        Spokane,  WA  99201
       (509)  444-7700

(b)     Securities.

          As of July 31, 2001 we had 1,110,385 shares of common stock, no par value, outstanding and 3,000 shares of Class A preferred stock, $100 par value, outstanding.

(c)     Trading  market  and  price.

There is no established market for trading in the Company's common stock. Periodically we will purchase and retire our common stock, but we do not solicit such purchases.

     There is no market information relative to the common stock price of our stock as it is not actively traded.

(d)     Dividends.

     No  dividends  have  been  declared  since  1990.

(e)     Prior  public  offerings.

We have made no underwritten public offering of the common stock for cash during the past three years that was registered under the Securities Act of 1933 or exempt from registration under Regulation A.

(f)  Prior  stock  purchases

During the past two years we have purchased shares from shareholders wishing to liquidate their holdings in the Company. The following table shows for each quarter during that period the amount of shares purchased, the range of prices paid and the average purchase price.

FISCAL YEAR END 7/31/00     NO. OF SHARES     PRICE RANGE     AVERAGE PRICE PAID
--------------------------  ---------------  -------------    ------------------
First Quarter                  547.80               1.55              1.55
Second Quarter              12,000.00               1.55              1.55
Third Quarter                  434.00               3.00              3.00
Fourth Quarter                 755.20               3.00              3.00

FISCAL  YEAR  END  7/30/01
First Quarter                  833.30               3.00              3.00
Second Quarter              11,859.30          2.25-3.00              2.26
Third Quarter                3,372.50               3.00              3.00
Fourth Quarter              12,345.40               3.00              3.00

ITEM  3.  IDENTITY  AND  BACKGROUND  OF  FILING  PERSON.

(a)     Name  and  address

        This  filing  is  being  made  by:

        Pacific  Security  Financial,  Inc.
        N.  10  Post  Street
        325  Peyton  Building
        Spokane,  WA  99201
        (509)  444-7700

        Executive  Officers  and  Directors:

        Wayne  E.  Guthrie,  Chairman  of  the  Board;  Director
        N.  10  Post  Street
        325  Peyton  Building
        Spokane,  WA  99201
        (509)  444-7700

        David  L.  Guthrie,      President;  Director
        N.  10  Post  Street
        325  Peyton  Building
        Spokane,  WA  99201
        (509)  444-7700

        Kevin  M.  Guthrie,  Vice  President;  Director
        N.  10  Post  Street
        325  Peyton  Building
        Spokane,  WA  99201
       (509)  444-7700

        Donald  J.  Migliuri,     Secretary/Treasurer;  Director
        N.  10  Post  Street
        325  Peyton  Building
        Spokane,  WA  99201
        (509)  444-7700

        Constance  M.  Guthrie,  Director
        N.  10  Post  Street
        325  Peyton  Building
        Spokane,  WA  99201
       (509)  444-7700

        Robert  N.  Codd,  Director
        N.  10  Post  Street
        325  Peyton  Building
        Spokane,  WA  99201
        (509)  444-7700

        Julian  Guthrie,  Director
        N.  10  Post  Street
        325  Peyton  Building
        Spokane,  WA  99201
       (509)  444-7700

(b)     Business  and  background  of  entities

     n/a

     (c)  Business  and  Background  of  natural  persons.

Wayne E. Guthrie is the Chairman of the Board of Pacific Security Financial, Inc., a Washington corporation and subsidiary of the registrant. Mr. Guthrie has over 50 years of experience in areas of construction, financing of real estate and personal property, and real estate investments.

David L. Guthrie has been the president of Pacific Security Financial, Inc. since 1999 and vice president since 1989. Mr. Guthrie was formerly a financial consultant with Merrill Lynch in Spokane, Washington. Mr. Guthrie is also an officer and director of Cornerstone Realty Advisors, Inc. Mr. Guthrie is a NASD licensed securities sales person (registered representative) and broker-dealer (general securities principal). He is a licensed real estate broker in the state of Washington and has obtained the CCIM designation (certified commercial investment member) awarded by the commercial real estate investment institute.

Kevin M. Guthrie has been the vice president of Pacific Security Financial, Inc. since 1985. Mr. Guthrie has served as property manager for the Company since 1976. Mr. Guthrie is also an officer and director of Pacific Realty Management.

Donald J. Migliuri has been treasurer of Pacific Security Financial, Inc. since 1990 and Secretary since 1991. Mr. Migliuri is a Certified Public Accountant and has served as an accounting officer with various diversified financial services companies for over 20 years. He also is a certified management accountant (CMA) and has a masters degree in business administration.

Constance M. Guthrie is a housewife and has not been employed outside the home during the past ten years.

Robert N. Codd is employed by Pacific Security Financial, Inc. in its leasing and real estate activities. He was employed by the Company from 1970 to 1979 and was rehired in November 1992. Prior to being rehired, he was a commercial realtor and property manager.

Julian Guthrie is a reporter for the San Francisco Examiner. She covered general news for the paper for two years and in 1998 was named education reporter, responsible for covering all education issues in the Bay Area. Before that, she was senior editor of a lifestyle magazine in San Francisco and also worked as a freelance writer for the Examiner, covering breaking business, political and lifestyle stories. She currently lives in San Francisco.

No person listed above has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

No person listed above has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM  4.  TERMS  OF  THE  TRANSACTION.

(a)     Material  terms.

     At a Special Meeting, the stockholders will be asked to consider and vote upon a proposal to approve an amendment to Article 4 of the Company's Articles of Incorporation which would effect a 1- for - 2200 reverse split of the common stock of the Company by reducing the number of authorized shares of common stock from 2,500,000 shares to 1,136 shares. The Company will make a cash payment of $3.00 per share of currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of the post- reverse split Common Stock. There are dissenters' rights applicable with respect to the matters to be considered by the Shareholders.

     If the reverse split is effected, the officers, directors and certain family members will own 100% of the outstanding common stock. Such individuals now own approximately 81.4 % of the outstanding common stock.

     Other than as disclosed herein, neither the Company nor the management has any current plans or proposals to effect any extraordinary corporate transactions such as mergers, reorganizations or liquidation; to sell or transfer any material amount of its assets; to change its board of directors or management; to materially change its dividend policy of indebtedness or capitalization or otherwise to effect any material change in its corporate structure or business.

     Federal  Income  Tax  Consequences

          THE FOLLOWING DISCUSSION SUMMARIZING CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS BASED ON CURRENT LAW AND IS INCLUDED FOR GENERAL INFORMATION ONLY. STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX EFFECTS OF THE REVERSE STOCK SPLIT IN LIGHT OF THEIR INDIVIDUAL CIRCUMSTANCES.

The receipt of Post-Reverse Split Common Stock in exchange for Common Stock will not result in the recognition of gain or loss to a stockholder, and the adjusted tax basis of a stockholder in the Post-Reverse Split Common Stock will be the same as the stockholder's adjusted tax basis in the exchanged Common Stock.

     The receipt of cash by a stockholder pursuant to the Reverse Stock Split, however, will be a taxable transaction for federal income tax purposes. A stockholder owning fewer than 2,200 shares will receive only cash in the transaction and generally will recognize gain or loss equal to the difference between the cash received and the stockholder's adjusted tax basis in the surrendered Common Stock. The gain or loss recognized generally will be capital gain or loss if the Common Stock is held as a capital asset. Any such capital gain or loss will be long-term capital gain or loss if the stockholder's holding period for the Common Stock exceeds one year as of the effective date of the Amendment.

     A stockholder who owns 2,200 or more shares of Common Stock and does not hold a number of shares of Common Stock that is evenly divisible by 2,200 will receive both shares of Post-Reverse Split Common Stock and cash in lieu of fractional shares of Post-Reverse Split Common Stock. The federal income tax treatment of the cash received will be as described above, unless the Reverse Stock Split has the "effect of the distribution of a dividend." If the Reverse Stock Split has the effect of the distribution of a dividend, the cash received in lieu of fractional shares of Post-Reverse Split Common Stock will be treated as a dividend to the extent of the stockholder's ratable share of the Company's undistributed earnings and profits, and the balance of the cash will be treated as received in exchange for property. Taxable gain or loss will be realized on this exchange of property equal to the difference between the portion of the cash not treated as a dividend and the stockholder's adjusted tax basis in the Common Stock exchanged for cash. The rules for characterization of any such gain or loss for federal income tax purposes are as described above.

     The federal income tax rules that determine whether the cash received will have the "effect of the distribution of a dividend" are beyond the scope of this discussion and should be discussed with a personal tax adviser.


     Special taxation and withholding rules may apply to any stockholder that is a nonresident alien or a foreign corporation. Those rules are beyond the scope of this discussion and should be discussed with a personal tax advisor. Stockholders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, certain other information) to the Company in connection with the Reverse Stock Split to avoid backup withholding requirements that might otherwise apply. See "Exchange of Certificates and Payment for Fractional Shares." The letter of transmittal will require each stockholder to deliver such information when the Common Stock certificates are surrendered following the effective date of the Amendment. Failure to provide such information may result in backup withholding.

     THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND DOES NOT REFER TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY SPECIFIC STOCKHOLDER. STOCKHOLDERS, PARTICULARLY THOSE WHO HAVE ACQUIRED SHARES OF COMMON STOCK IN COMPENSATION-RELATED TRANSACTIONS, ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR MORE SPECIFIC AND DEFINITIVE ADVICE AS TO THE FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE TRANSACTION, AS WELL AS ADVICE AS TO THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

     Surrender  of  Certificates  for  Cash

     As promptly as possible after the effective date of the reverse split a transmittal letter with instructions for submission of stock certificates will be mailed to all shareholders of record as of the effective date of the reverse split. Shareholders are requested not to submit their stock certificates until such instructions and transmittal letter are received. The transmittal letter will direct shareholders as to how to tender their certificates so as to receive their cash payment.

(b)     Purchases

n/a

(c)  Different  terms.

There are no terms or arrangements that treat any common shareholder differently from other common shareholders. All our common shareholders will be treated equally.

(d)  Appraisal  rights.

     Pursuant to the Revised Code of Washington 23B.13.010, any shareholder of a corporation shall have the right to dissent from and to obtain payment of the fair value of the shareholder's shares in the event the consummation of an amendment to the articles of incorporation that materially reduces the number of shares owned by to a fraction of a share if the fractional share so created is to be acquired for cash. The proposed amendment to our Articles of Incorporation, reverse split of our common shares and subsequent purchase of the resulting fractional shares meets this criteria for the right of our shareholders to dissent and obtain payment for their shares. Shareholders who wish to dissent and demand payment for their shares must refrain from voting their shares in favor of the proposed reverse split.

     A copy of RCW 23B.010-.310 setting forth the right and procedure for shareholders to dissent is annexed to this Rule 13e-3 Transaction Statement as Exhibit f.

     (e)  Provisions  for  unaffiliated  security  holders.

We have made no provision in connection with this transaction to grant unaffiliated security holders access to our corporate files or to obtain counsel or appraisal service at our expense.

(f)     Eligibility  for  listing  or  trading.

          Not  applicable

ITEM  5.  PAST  CONTACTS,  TRANSACTIONS,  NEGOTIATIONS  AND  AGREEMENTS.

(a)     Transactions.

               NOTE  RECEIVABLE

A certain former stockholder is indebted to the Company by a note secured by real estate bearing interest at 12.5% (prime plus 4% adjusted annually) in the outstanding amounts (including interest) of $188,254 and $203,550 at July 31, 2001 and 2000, respectively.

     INSTALLMENT  CONTRACTS,  MORTGAGE  NOTES  AND  NOTES  PAYABLE

At July 31, 2001 and 2000, the following related-party notes payable were outstanding:
                            2001        2000      INTEREST RATE  MONTHLY
                                                                 PAYMENT
                        -----------  -----------  -------------  -----------
Wayne E. Guthrie        $   85,898   $  135,457        7.00%     $    4,789
Wayne/Constance
     Guthrie                   -         16,829        6.75%     $    2,000
                        -----------  -----------  -------------  -----------
                        $   85,898   $  152,286
                        ===========  ===========

     The  scheduled  future  maturities  of  these  notes  are  as  follows:

Year  Ending
July  31
2002          $  53,142
2003          $  32,756
              ---------
              $  85,898
              =========

DEBENTURE  BONDS

Included in debenture bonds at July 31, 2001 and 2000, is approximately $146,000 and $163,000, respectively, that is payable to related parties. These bonds bear interest at the prevailing market rate on the date of issuance.

ACCRUED  EXPENSES  AND  OTHER  LIABILITIES

At July 31, 2001 and 2000, the following demand notes were payable to related parties:

                                        2001                      2000
                                ----------------------  -----------------------
                                             INTEREST               INTEREST
                                  AMOUNT       RATE      AMOUNT        RATE
                                ----------  ----------  ----------  ----------
Wayne  E.  Guthrie              $  99,249       7.5%    $  73,579      8.50%
Constance  Guthrie                 32,329       7.5%          -        -
Other stockholders                 21,500       7.5%       32,518      8.50%
                                ----------  ----------  ----------  ----------
                                $ 153,078               $ 106,097
                                ==========              ==========

               INTEREST  INCOME  AND  EXPENSE

     The approximate amount of related-party interest income and expense included in the consolidated statements of operations during the years ended July 31, 2001, 2000 and 1999 is as follows:

                                 2001        2000        1999
                              ----------  ----------  ----------
       Interest  income       $  24,000   $  27,000   $  36.000
       Interest  expense         22,000      32,000      53,000

          PARTICIPATIONS

     The president of Cornerstone Realty Advisors, Inc., a subsidiary of the Company, has directly invested in certain loans through participation agreements. The total amount of such participation was $250,000 and $100,000 at July 31, 2001 and 2000, respectively.

     In addition certain stockholders also directly invested in certain loans through participation agreements. The total of such participation was$-0- and $100,000 at July 31, 2001 and 2000, respectively.

     (b)  Significant  corporate  events.

There have been no negotiations, transactions or material contacts during the past two years between the Company and any person listed in Item 3 above concerning any merger, consolidation, acquisition or tender offer for or other acquisition of any class of the Company's securities, election of directors; or sale or other transfer of a material amount of the Company's assets.

(c)  Negotiations  or  contacts.

     There have been no negotiations or material contacts concerning the matters referred to in paragraph (b) above during the past 2 years between any affiliates of the Company; or between the Company and any of its affiliates and any person not affiliated with the Company who would have a direct interest in such matters.

(d)  Conflicts  of  interest.

          Management of the Company together with certain family members owns approximately 81.44% of the outstanding common stock of the Company. Management intends to vote its shares of stock in favor of the proposed reverse split of common stock thereby assuring the approval of the reverse split. After completion of the reverse split the Company will be 100% owned by management and certain family members.

(e)  Agreements  involving  the  subject  company's  securities.

     There are no agreements, arrangements or understandings, whether or not legally enforceable, between the Company (and any person listed in Item 3 above), and any other person with respect to the securities of the Company.

ITEM  6.  PURPOSES  OF  THE  TRANSACTION  AND  PLANS  OR  PROPOSALS.

(a)     Purpose.

     The purpose of the amendment to reverse split our common stock is to acquire the entire equity interest of the Company not now owned by the directors, executive officers and other affiliates of the Company and thereby to take the company private. We are proposing this transaction in order to take the company private and thereby become eligible to terminate our reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended, (the "Act"). Because we are subject to the Act we are required to incur considerable annual legal and accounting expenses to comply with the Act's reporting requirements including preparation of annual reports of Form 10K, Quarterly reports on Form 10Q and compliance with the Proxy Rules. These expenses are in excess of $30,000 per year. The purpose of the Act is to provide current public information to the marketplace for companies whose shares are publicly traded. There has been no public market for our common stock for over twenty years. Our management is the record and beneficial owner, or has voting authority for 927,357.4 shares approximately 81.44% of the outstanding common stock and 3,000 shares (100%) of our outstanding preferred stock. The balance of our common stock is held by approximately 1,100 unaffiliated shareholders. We would like to give our shareholders liquidity which they have never enjoyed since our common stock has never traded publicly and is not likely to in the future.

(b)  Use  of  securities  acquired.

It is our intention to hold the fractional shares acquired in the reverse split as treasury shares.

(c)  Plans.

          Except  for our plan to terminate our obligation to file reports under
Section 15(d) of the Securities Exchange Act, we have no plans, proposals or negotiations that relate to or would result in:

(1) Any extraordinary transaction, such as a merger, reorganization or liquidation of our company or any of its affiliates;
(2) Any purchase, sale or transfer of a material amount of our assets or any subsidiaries;
(3) Any material change in our present dividend rate or policy, or indebtedness or capitalization;
(4) Any change in our present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board or to change any material term of the employment contract of any executive officer;

(5)     Any  other  material  change  on  our  corporate  structure or business.
(6) The acquisition by any person of additional securities of our company or the disposition of our securities.
(7) Any change in our charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of our company.

(d)  Subject  company  negotiations.

          Not  applicable

ITEM  7.  PURPOSES,  ALTERNATIVES,  REASONS  AND  EFFECTS.

(a)     Purposes.

     We are proposing this transaction in order to take the company private and thereby become eligible to terminate our reporting obligations under Section 15(d) of the Act. Because we are subject to the Act we are required to incur considerable annual legal and accounting expenses to comply with the Act's reporting requirements including preparation of audited financial statements, annual reports of Form 10K, Quarterly reports on Form 10Q and compliance with the Proxy Rules The purpose of the Act is to provide current public information to the marketplace for companies whose shares are publicly traded. There has been no public market for our common stock for over twenty years. Our management is the record and beneficial owner, or has voting authority for 927,357.4 shares approximately 81.44% of the outstanding common stock and 3,000 shares (100%) of our outstanding preferred stock. The balance of our common stock is held by approximately 1,100 unaffiliated shareholders. We would like to give our shareholders liquidity for their shares which they have not had since we became subject to the Act in 1985.

(b)  Alternatives.
     We considered the alternative of maintaining the status quo of remaining a reporting company with no public trading market and the possibility of attempting to establish an active public market for our shares. We rejected the status quo approach because of the considerable expense and commitment of management resources to fulfill our reporting requirements with no perceived benefit to us as a company or to our shareholders. We rejected the approach of attempting to establish a public market for our shares after we were unable to identify potential market makers or investment bankers who might have an interest in assisting us in those efforts.

(c)  Reasons.

          The  principal  reasons for taking the Company private are as follows:

          (i) to enable the directors, officers and other affiliates of the Company to own the entire equity interest in the Company and to ensure for the Company the continued services of senior management;

          (ii) to afford such directors, officers and other affiliates maximum flexibility in operating the Company and planning for its future;

          (iii) to permit the stockholders of the Company, other than the directors, officers and other affiliates, to receive cash for their common stock and thereby achieve liquidity that is not now afforded, nor anticipated to be afforded because there is no public market for the common stock; and to eliminate the cost of meeting the proxy and periodic reporting requirements of the Exchange Act.

(d)  Effects.

The effect of the transaction will be that our approximately 1,100 unaffiliated shareholders will receive fractional shares in the reverse split. We will purchase those fractional shares for cash based on a pre reverse split price of $3.00 per share. After the transaction our shares will be 100% owned by our current management. Immediately thereafter we intend to apply to have our reporting obligations under the Act terminated and we will be a privately held corporation.

ITEM  8.  FAIRNESS  OF  THE  TRANSACTION.

(a)  Fairness.

          We reasonably believe that the transaction is fair to unaffiliated shareholders. No director dissented or abstained from voting on the transaction.

(b)     Factors  considered  in  determining  fairness.

          The board of directors has concluded that the Offer is fair to the nonaffiliated shareholders of the Company. In reaching its conclusion, the board of directors considered, in order of importance, the following factors:
(i) the valuations contained in the Pagano Appraisal Group report; (ii) there is no market for the Shares (iii) the fact that the market for the Shares is illiquid and offers little opportunity to the nonaffiliated shareholders to receive fair value for the shares; (iv) the fact that the Company is unlikely to declare a dividend in the foreseeable future; (v) the price to be paid to holders of Shares pursuant to the reverse stock split provides immediate liquidity (in the form of cash in the amount of $3.00 per share); (vi) that if consummated, the reverse stock split will relieve the Company of the significant on-going expense of meeting its periodic and other reporting obligations under the Exchange Act and (vii) that if consummated, the reverse stock split will enable the executive officers, directors and other affiliates of the Company to own all or significantly all of the equity of the company, thereby giving such persons a greater economic incentive in managing the Company. In view of the wide variety of factors considered in connection with its evaluation of the fairness of the terms of the transaction the Board did not find it practicable to, and generally did not, quantify or otherwise assign relative weights to the individual factors considered in reaching its determination.

(c)  Approval  of  security  holders.

The transaction is not structured so that approval of at least a majority of the unaffiliated shareholders is required.

(d)  Unaffiliated  representative.

          A majority of the directors who are not our employees did not retain an unaffiliated representative to act solely on behalf of the unaffiliated security holders for the purposes of negotiating the terms of this transaction and/or preparing a report concerning the fairness of the transaction.

(e)  Approval  of  directors.

The transaction has been approved by the unanimous consent of all the directors.

(f)  Other  offers.

     We  have  received  no  other  offers.

ITEM  9.  REPORTS,  OPINIONS,  APPRAISALS  AND  NEGOTIATIONS.

(a)  Report,  opinion  or  appraisal.

          We retained Pagano Appraisal Group, LLC to provide an opinion on the fair value of our common stock.

(b)  Preparer  and  summary  of  the  report,  opinion  or  appraisal.

          The appraisal report was prepared by Pagano Appraisal Group, LLC, 4215 S.E. King Rd., Milwaukie, Oregon 97222. Pagano Appraisal Group specializes in the appraisal of businesses and business interests for gift and estate tax documentation, Employee stock ownership plans (ESOPs), mergers and acquisitions, shareholder transactions, estate planning, buy/sell agreements, stock options, litigation support, arbitration, dissolution and various other appraisal purposes. The report itself was prepared by Mark P. Pagano. Mr. Pagano is an Accredited Senior Appraiser - Business Valuation by the American Society of Appraisers and is a Chartered Financial Analyst.

     Pagano Aappraisal Group is independent of the management, owners and agents of Pacific Security Financial, Inc. and has no present or prospective interest in the property that is the subject of their report, and has no personal interest or bias with respect to the parties involved. The fee for this engagement was in no way influenced by the results of the valuation analysis.

The  following  is  a  summary  of  the Pagano Appraisal Group report:

Opinions of the values of the common stock of Pacific Security Financial, Inc. as of July 2000 were reached on several different bases. The reason for the appraisal was to aid the Board of Directors in placing a value on the shares pursuant to a possible "going private" transaction to redeem the shares held by "unaffiliated" shareholders. No other purpose is intended or should be inferred. The shares in question are owned by numerous minority shareholders that are not related to the Guthrie family.

Value opinions of the common stock were provided on the following three distinct bases that are commonly used in the business appraisal profession: an unmarketable, minority interest; a marketable, minority interest; and an enterprise (or controlling interest) value. An active trading market has never developed for the common stock of Pacific Security Financial, Inc.

     The  following  factors  were  considered  in  arriving  at  our  opinion:

1.     The  nature  and  history  of  the  enterprise.
2.     The  economic  outlook  and  condition  of  the  specific  industry.
3.     The  book value of the stock and the financial condition of the business.
4.     The  earnings  capacity  of  the  company.
5.     The  dividend-paying  capacity.
6.     The  existence  of  goodwill  or  other  intangible  asset  value.
7.     Prior  sales  of  stock  and  the  size  of  the  block  to  be  valued.
8.     Market  prices  of  similar  stocks  actively  traded  in  open  markets.
9. The transaction prices at which similar companies were sold in their entirety.

Based upon the various appraisal approaches employed, it is our opinion that the value of the common stock in Pacific Security Financial, Inc. was $2.25 per share on an unmarketable, minority basis as of July 2000 based on 3,000 outstanding preferred shares and 1,139,550.58 outstanding common shares. This value would be most consistent with the fair market value of a minority interest. It is our opinion that the marketable, minority interest value (as if the shares were actively traded on an exchange or over-the-counter) of the common stock was $3.00 per share. It is our opinion that the enterprise value of the stock was $4.80 per share as of the same date.

The appraisal was prepared in accordance with the Uniform Standards of Professional Appraisal Practice. It adheres to standards set forth in the American Society of Appraisers' Standards of Practice and Code of Ethics.

(c)  Availability  of  documents.

     The Pagano Group Report will be made available for inspection and copying at our principal executive offices during regular business hours by any interested equity security holder or representative who has been so designated in writing.

ITEM  10.  SOURCE  AND  AMOUNTS  OF  FUNDS  OR  OTHER  CONSIDERATION.

(a)     Source  of  funds.

          The cost of the transaction is estimated at $602,553 including approximately $564,291 for the redemption of fractional shares resulting from the reverse split and transaction costs of approximately $38,262. The funds to pay these costs will come from available cash.

(b)     Conditions.

There are no material conditions other than the approval of the majority of shares entitled to vote on the amendment to the Articles of Incorporation providing for the reverse stock split. It is management's intention to vote all of its shares in favor of each matter to be considered by the Shareholders, thereby assuring approval.

(c)  Expenses

          Filing  Fees     $     112.00
          Legal  Fees          9,500.00
          Accounting Fees      5,000.00
          Valuation  Report   16,000.00
          Printing             3,500.00
          Mailing              1,650.00
          Misc.                2,500.00
                           -------------
          Total  Costs     $  38,262.00

          We have paid or will be responsible for paying all of the above costs and expenses.

(d)  Borrowed  funds

     None of the funds or other consideration required is, or is expected to be, borrowed, directly or indirectly, for the purpose of this transaction.

ITEM  11.  INTEREST  IN  SECURITIES  OF  THE  SUBJECT  COMPANY.

(a)  Securities  ownership.

     The following table sets forth as of July 31, 2001 information concerning the direct ownership of each class of equity securities by all directors and all directors and officers of the Company as a group:

                                            AMOUNT  OF
                                            SHARES AND
                                            NATURE OF
    TITLE              NAME OF              BENEFICIAL          PERCENT
  OF  CLASS        BENEFICIAL  OWNER        OWNERSHIP          OF  CLASS
---------------  ---------------------  ------------------  ---------------
Common  stock     Wayne  E.  Guthrie          142,541.5           12.52
Common  stock     Constance  Guthrie          142,541.5           12.52
Common  stock     Kevin  Guthrie              222,718.0           19.56
Common  stock     David  Guthrie              222,718.0           19.56
Common  stock     Julian  Guthrie             196,838.4           17.28
                                        ------------------  ---------------
Common  stock     All directors and
                  officers as a group         927,357.4           81.44
                                        ==================  ===============
Preferred stock   Wayne E. or
                  Constance  Guthrie            2,000             66.70%
Preferred stock   Constance  Guthrie            1,000              33.30
                                        ------------------  ---------------
Preferred stock   All directors and
                  officers as a group           3,000            100.00%
                                        ==================  ===============

(b)  Securities  transactions.

     During the past sixty days the Company has made unsolicited purchases of its securities from certain unaffiliated shareholders. The transactions were primarily accommodations made for the estates of deceased shareholders.

     DATE      SHARES     $ AMOUNT     PRICE/SHARE
   --------  ---------  -------------  -----------
    9/12/01    1002.20  $   3,006.60       3.00
    9/20/01       5.40         16.20       3.00
    9/24/01     837.50      2,512.50       3.00
    9/26/01     171.40        514.20       3.00

ITEM  12.  THE  SOLICITATION  OR  RECOMMENDATION.

(a)  Intent  to  tender.  -  Not  applicable

(b)  Reasons.  --  Not  applicable

(c)  Intent  to  tender  or  vote  in  a  going-private  transaction.

It is management's intention to vote all of its shares in favor of each matter to be considered by the Shareholders, thereby assuring approval.

(d)  Recommendations  of  others.  -  Not  applicable

ITEM  13.  FINANCIAL  STATEMENTS.

     This information is incorporated by reference to the consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows appearing in the Company's Form 10K for the fiscal year ended July 31, 2001 as filed with the Securities and Exchange Commission on October 26, 2001. The Securities and Exchange Commission maintains a Web site (http://www.sec.gov) through which the Form 10K and other information can be retrieved.

ITEM  14.  PERSONS/ASSETS,  RETAINED,  EMPLOYED,  COMPENSATED  OR  USED.

(a)  Solicitations  or  recommendations.

          We have not directly or indirectly employed or retained or intend to compensate any person or class of person to make solicitations or recommendations in connection with the transaction.

(b)  Employees  and  corporate  assets.

We do not intend to employ or use any officer, class of employees in connection with the transaction. The expenses set forth in item 10 are the only corporate assets to be used in connection with the transaction.

ITEM  15.  ADDITIONAL  INFORMATION.

     Not  applicable

ITEM  16.  EXHIBITS.

     (a-3)   Going  Private  Disclosure  Document  (Information  Statement)
     (c)     Pagano  Appraisal  Group  Report
     (f) Statement re: Appraisal Rights - Incorporated by reference to Exhibit A of the Information Statement included as Exhibit (a-3) of this Rule 13e-3 Transaction Statement

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ David L. Guthrie
_________________________________________
David  L.  Guthrie,  President

November  26,  2001

Exhibit a-3


                        GOING PRIVATE DISCLOSURE DOCUMENT
                              INFORMATION STATEMENT

                            SCHEDULE 14C INFORMATION
  INFORMATION STATEMENT PURSUANT TO SECTION 14(C) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

Check  the  appropriate  box:
[X]  Preliminary  Information  Statement
[ ]  Confidential,  for  Use  of  the  Commission  Only  (as permitted by Rule
       14c-5(d)(2))
[ ]  Definitive  Information  Statement



                     PACIFIC  SECURITY  FINANCIAL,  INC.
           (Name  of  Registrant  as  Specified  in  Its  Charter)

Payment  of  Filing  Fee  (Check  the  appropriate  box):
[ ]  $125  per  Exchange  Act  Rules 0-11(c)(1)(ii), 14a-6(i)(1), or 14c-5(g).
[ ]  Fee  Computed  on  Table  Below  Per Exchange Act Rules 14c-5(g) and 0-11.

1)  Title of Each Class of Securities to Which Transaction Applies: Common Stock

2)  Aggregate  Number  of  Securities  to Which Transaction Applies:  188,097

3) Per Unit Price or Other Underlying Value of Transaction Computed Pursuant to Exchange Act Rule 0-11 (Set Forth the Amount on Which the Filing Fee Is
    Calculated  and  State  How  It  Was  Determined.):   $  3.00

4)     Proposed  Maximum  Aggregate  Value  of  Transaction:  $564,291

5)     Total  fee  paid:  $  0.00


[ ]  Fee  paid  previously  with  preliminary  materials

[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)     Amount  Previously  Paid:  $112.86

(2)     Form,  Schedule,  or  Registration  Statement  No:  13e-3

(3)     Filing  Party:  Pacific  Security  Financial,  Inc.

(4) Date Filed: Contemporaneously with the filing of this Preliminary Information Statement

     NOTICE  OF  SPECIAL  MEETING  OF  SHAREHOLDERS
     TO  BE  HELD  ON  NOVEMBER   XX,  2001


NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of PACIFIC SECURITY FINANCIAL, INC. [formerly Pacific Security Companies] (the "Company"), will be held at 10:00 a.m. (PST), on XXXXX, 2001, at the Sixth Floor Conference Room of the Peyton Building, 10 North Post Street, Spokane, Washington 99201, to consider and act upon the following matters:

1.     To  consider  and vote upon the adoption of an amendment to the Company's
Articles  of  Incorporation  to  consolidate  each   two  thousand  two  hundred
outstanding  shares  of  Common  Stock  into  one  share  of  Common  Stock;

2. To transact such other business as may properly come before the meeting or any adjournment thereof.

Only Shareholders of record on the books of the Company at the close of business on November XXX, 2001 will be entitled to notice of and to vote at the meeting or any adjournment thereof.

By  Order  of  the  Board  of  Directors


/s/ Wayne E. Guthrie
---------------------------------------------
Wayne  E.  Guthrie,  Chairman  of  the  Board

                       PACIFIC  SECURITY  FINANCIAL,  INC.
                      [FORMERLY PACIFIC SECURITY COMPANIES]
                              10 NORTH POST STREET
                                SPOKANE, WA 99201

     INFORMATION  STATEMENT

     For  the  Special  Meeting  of  Shareholders
     To  be  Held  November    ,  2001


This Information Statement is furnished in connection with matters to be voted at the Special Meeting of Shareholders of PACIFIC SECURITY FINANCIAL, INC., (the "Company") to be held at 10:00 a.m. (PST), on XXXX , 2001 at the Sixth Floor Conference Room of the Peyton Building, 10 North Post Street, Spokane, Washington 99201, and at any and all adjournments thereof with respect to the matters referred to in the accompanying notice. This Information Statement is first being mailed to Shareholders on or about YYYY, 2001.

As of July 31, 2001, management of the Company (together with certain family members) was the record and beneficial owner, or had voting authority for 927,357 shares (approximately 81.44%) of the outstanding common stock and 3,000 shares (100%) of the outstanding preferred stock of the Company. It is management's intention to vote all of its shares in favor the Amendment to the Articles of Incorporation to be considered by the Shareholders, thereby assuring approval. Although approval of the amendment to the Articles of Incorporation is assured, the Company is required by applicable law to submit the matter to be considered to the vote of all Shareholders. There are dissenters' rights applicable with respect to the amendment to the Articles of Incorporation.

The  Company has determined November   XXX, 2001 as the record date with respect
to the determination of Shareholders entitled to vote at the Special Meeting of Shareholders.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION; PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION; OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     WE  ARE  NOT  ASKING  YOU  FOR  A  PROXY  AND  YOU  ARE  REQUESTED
     NOT  TO  SEND  US  A  PROXY.

                       PURPOSE  OF  THE  SPECIAL  MEETING

To consider and vote upon the adoption of an amendment to the Company's Articles of Incorporation to consolidate each two thousand two hundred outstanding shares of Common Stock into one share of Common Stock (SEE "AMENDMENT OF THE COMPANY'S ARTICLES OF INCORPORATION").

                                SUMMARY OF TERMS

- A Special Meeting of Shareholders has been called to consider and vote upon the adoption of an amendment to the Company's Articles of Incorporation providing for a reverse split of common stock on a 1-for-2200 basis so that common shareholders will receive one share of common stock for each two thousand two hundred shares of common stock held before the reverse split.

- In lieu of the issuance of any resulting fractional shares of the post-reverse split Common Stock, we will purchase of all fractional shares for cash based on a pre-reverse split price of $3.00 per share.

- Management of the Company is the record and beneficial owner, or has voting authority for 927,357 shares (approximately 81.44 %) of the outstanding common stock and 3,000 shares (100%) of the outstanding preferred stock of the Company. It is management's intention to vote all of its shares in favor of each matter to be considered by the Shareholders, thereby assuring approval.

- If the reverse split is effected, the officers, directors and certain family members will own 100% of the outstanding common stock. Such individuals now own approximately 81.4 % of the outstanding common stock.

- There are dissenters' rights applicable with respect to the matters to be considered by the Shareholders.

                                 MATERIAL TERMS

At a Special Meeting, the stockholders will be asked to consider and vote upon a proposal to approve an amendment to Article 4 of the Company's Articles of Incorporation which would effect a 1- for - 2200 reverse split of the common stock of the Company by reducing the number of authorized shares of common stock from 2,500,000 shares to 1,136 shares. The Company will make a cash payment of $3.00 per share of currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of the post- reverse split Common Stock. There are dissenters' rights applicable with respect to the matters to be considered by the Shareholders.

If the reverse split is effected, the officers, directors and certain family members will own 100% of the outstanding common stock. Such individuals now own approximately 81.4 % of the outstanding common stock.

Other than as disclosed herein, neither the Company nor the management has any current plans or proposals to effect any extraordinary corporate transactions such as mergers, reorganizations or liquidation; to sell or transfer any material amount of its assets; to change its board of directors or management; to materially change its dividend policy of indebtedness or capitalization or otherwise to effect any material change in its corporate structure or business.

FEDERAL  INCOME  TAX  CONSEQUENCES

THE FOLLOWING DISCUSSION SUMMARIZING CERTAIN FEDERAL INCOME TAX CONSEQUENCES IS BASED ON CURRENT LAW AND IS INCLUDED FOR GENERAL INFORMATION ONLY. STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX EFFECTS OF THE REVERSE STOCK SPLIT IN LIGHT OF THEIR INDIVIDUAL CIRCUMSTANCES.

The receipt of Post-Reverse Split Common Stock in exchange for Common Stock will not result in the recognition of gain or loss to a stockholder, and the adjusted tax basis of a stockholder in the Post-Reverse Split Common Stock will be the same as the stockholder's adjusted tax basis in the exchanged Common Stock.

The receipt of cash by a stockholder pursuant to the Reverse Stock Split, however, will be a taxable transaction for federal income tax purposes. A stockholder owning fewer than 2,200 shares will receive only cash in the transaction and generally will recognize gain or loss equal to the difference between the cash received and the stockholder's adjusted tax basis in the surrendered Common Stock. The gain or loss recognized generally will be capital gain or loss if the Common Stock is held as a capital asset. Any such capital gain or loss will be long-term capital gain or loss if the stockholder's holding period for the Common Stock exceeds one year as of the effective date of the Amendment.

A stockholder who owns 2,200 or more shares of Common Stock and does not hold a number of shares of Common Stock that is evenly divisible by 2,200 will receive both shares of Post-Reverse Split Common Stock and cash in lieu of fractional shares of Post-Reverse Split Common Stock. The federal income tax treatment of the cash received will be as described above, unless the Reverse Stock Split has the "effect of the distribution of a dividend." If the Reverse Stock Split has the effect of the distribution of a dividend, the cash received in lieu of fractional shares of Post-Reverse Split Common Stock will be treated as a dividend to the extent of the stockholder's ratable share of the Company's undistributed earnings and profits, and the balance of the cash will be treated as received in exchange for property. Taxable gain or loss will be realized on this exchange of property equal to the difference between the portion of the cash not treated as a dividend and the stockholder's adjusted tax basis in the Common Stock exchanged for cash. The rules for characterization of any such gain or loss for federal income tax purposes are as described above.

The federal income tax rules that determine whether the cash received will have the "effect of the distribution of a dividend" are beyond the scope of this discussion and should be discussed with a personal tax adviser.

Special taxation and withholding rules may apply to any stockholder that is a nonresident alien or a foreign corporation. Those rules are beyond the scope of this discussion and should be discussed with a personal tax advisor. Stockholders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, certain other information) to the Company in connection with the Reverse Stock Split to avoid backup withholding requirements that might otherwise apply. See "Exchange of Certificates and Payment for Fractional Shares." The letter of transmittal will require each stockholder to deliver such information when the Common Stock certificates are surrendered following the effective date of the Amendment. Failure to provide such information may result in backup withholding.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND DOES NOT REFER TO THE PARTICULAR FACTS AND CIRCUMSTANCES OF ANY SPECIFIC STOCKHOLDER. STOCKHOLDERS, PARTICULARLY THOSE WHO HAVE ACQUIRED SHARES OF COMMON STOCK IN COMPENSATION-RELATED TRANSACTIONS, ARE URGED TO CONSULT THEIR OWN TAX ADVISORS FOR MORE SPECIFIC AND DEFINITIVE ADVICE AS TO THE FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE TRANSACTION, AS WELL AS ADVICE AS TO THE APPLICATION AND EFFECT OF STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

SURRENDER  OF  CERTIFICATES  FOR  CASH

As promptly as possible after the effective date of the reverse split a transmittal letter with instructions for submission of stock certificates will be mailed to all shareholders of record as of the effective date of the reverse split. Shareholders are requested not to submit their stock certificates until such instructions and transmittal letter are received. The transmittal letter will direct shareholders as to how to tender their certificates so as to receive their cash payment.

DISSENTERS'  RIGHTS

Pursuant to the Revised Code of Washington 23B.13.010, any shareholder of a corporation shall have the right to dissent from and to obtain payment of the fair value of the shareholder's shares in the event the consummation of an amendment to the articles of incorporation that materially reduces the number of shares owned by to a fraction of a share if the fractional share so created is to be acquired for cash. The proposed amendment to our Articles of Incorporation, reverse split of our common shares and subsequent purchase of the resulting fractional shares meets this criteria for the right of our shareholders to dissent and obtain payment for their shares. Shareholders who wish to dissent and demand payment for their shares must refrain from voting their shares in favor of the proposed reverse split.

A copy of RCW 23B.010.310 setting forth the right and procedure for shareholders to dissent is attached as Exhibit A.

                              SPECIAL  FACTORS

PURPOSES

We are proposing this transaction in order to take the company private and thereby become eligible to terminate our reporting obligations under Section 15(d) of the Securities Exchange Act of 1934, as amended, (the "Act"). Because we are subject to the Act we are required to incur considerable annual legal and accounting expenses to comply with the Act's reporting requirements including preparation of audited financial statements, annual reports of Form 10K, Quarterly reports on Form 10Q and compliance with the Proxy Rules. The purpose of the Act is to provide current public information to the marketplace for companies whose shares are publicly traded. There has been no public market for our common stock for over twenty years. Our management is the record and beneficial owner, or has voting authority for 927,357.4 shares approximately 81.44% of the outstanding common stock and 3,000 shares (100%) of our outstanding preferred stock. The balance of our common stock is held by approximately 1,100 unaffiliated shareholders. We would like to give our shareholders liquidity for their shares which they have not had since we became subject to the Act in 1985.

ALTERNATIVES

We considered the alternative of maintaining the status quo of remaining a reporting company with no public trading market and the possibility of attempting to establish an active public market for our shares. We rejected the status quo approach because of the considerable expense and commitment of management resources to fulfill our reporting requirements with no perceived benefit to us as a company or to our shareholders. We rejected the approach of attempting to establish a public market for our shares after we were unable to identify potential market makers or investment bankers who might have an interest in assisting us in those efforts.

REASONS

The  principal  reasons  for  taking  the  Company  private  are  as  follows:

     (i) to enable the directors, officers and other affiliates of the Company to own the entire equity interest in the Company and to ensure for the Company the continued services of senior management;

     (ii) to afford such directors, officers and other affiliates maximum flexibility in operating the Company and planning for its future;

     (iii) to permit the stockholders of the Company, other than the directors, officers and other affiliates, to receive cash for their common stock and thereby achieve liquidity that is not now afforded, nor anticipated to be afforded because there is no public market for the common stock; and to eliminate the cost of meeting the proxy and periodic reporting requirements of the Exchange Act.

EFFECTS

The effect of the transaction will be that our approximately 1,100 unaffiliated shareholders will receive fractional shares in the reverse split. We will purchase those fractional shares for cash based on a pre reverse split price of $3.00 per share. After the transaction our shares will be 100% owned by our current management. Immediately thereafter we intend to apply to have our reporting obligations under the Act terminated and we will be a privately held corporation.

                           FAIRNESS OF THE TRANSACTION

FAIRNESS

     We  reasonably  believe  that  the  transaction  is  fair  to  unaffiliated
shareholders.  No     director  dissented   or  abstained  from  voting  on  the
transaction.

FACTORS  CONSIDERED  IN  DETERMINING  FAIRNESS.

     The board of directors has concluded that the Offer is fair to the nonaffiliated shareholders of the Company. In reaching its conclusion, the board of directors considered, in order of importance, the following factors:
(i) the valuations contained in the Pagano Appraisal Group report; (ii) there is no market for the Shares (iii) the fact that the illiquid market for the Shares offers little opportunity to the nonaffiliated shareholders to receive fair value for the shares; (iv) the fact that the Company is unlikely to declare a dividend in the foreseeable future; (v) the price to be paid to holders of Shares pursuant to the reverse stock split provides immediate liquidity (in the form of the cash of $3.00 Shares); (vi) that if consummated, the reverse stock split will relieve the Company of the significant on-going expense of meeting its periodic and other reporting obligations under the Exchange Act and (vii) that if consummated, the reverse stock split will enable the executive officers, directors and other affiliates of the Company to own all or significantly all of the equity of the company, thereby giving such persons a greater economic incentive in managing the Company. In view of the wide variety of factors considered in connection with its evaluation of the fairness of the terms of the transaction the Board did not find it practicable to, and generally did not, quantify or otherwise assign relative weights to the individual factors considered in reaching its determination.

APPROVAL  OF  SECURITY  HOLDERS

The transaction is not structured so that approval of at least a majority of the unaffiliated shareholders is required.

UNAFFILIATED  REPRESENTATIVE

A majority of the directors who are not our employees did not retain an unaffiliated representative to act solely on behalf of the unaffiliated security holders for the purposes of negotiating the terms of this transaction and/or preparing a report concerning the fairness of the transaction.

APPROVAL  OF  DIRECTORS

The transaction has been approved by the unanimous consent of all the directors.

OTHER  OFFERS

We  have  received  no  other  offers  .


                                    VALUATION

We retained Pagano Appraisal Group, LLC to provide an opinion on the fair value of our common stock.

The appraisal report was prepared by Pagano Appraisal Group, LLC, 4215 S.E. King Rd., Milwaukie, Oregon 97222. Pagano Appraisal Group specializes in the appraisal of businesses and business interests for gift and estate tax documentation, Employee stock ownership plans (ESOPs), mergers and acquisitions, shareholder transactions, estate planning, buy/sell agreements, stock options, litigation support, arbitration, dissolution and various other appraisal purposes. The report itself was prepared by Mark P. Pagano. Mr. Pagano is an Accredited Senior Appraiser - Business Valuation by the American Society of Appraisers and is a Chartered Financial Analyst.

Pagano Appraisal Group is independent of the management, owners and agents of Pacific Security Financial, Inc. and has no present or prospective interest in the property that is the subject of their report, and has no personal interest or bias with respect to the parties involved. The fee for this engagement was in no way influenced by the results of the valuation analysis.
The  following  is  a  summary  of  the  Pagano  Appraisal  Group  report:

Opinions of the values of the common stock of Pacific Security Financial, Inc. as of July 2000 were reached on several different bases. The reason for the appraisal was to aid the Board of Directors in placing a value on the shares pursuant to a possible "going private" transaction to redeem the shares held by "unaffiliated" shareholders. No other purpose is intended or should be inferred. The shares in question are owned by numerous minority shareholders that are not related to the Guthrie family.

Value opinions of the common stock were provided on the following three distinct bases that are commonly used in the business appraisal profession: an unmarketable, minority interest; a marketable, minority interest; and an enterprise (or controlling interest) value. An active trading market has never developed for the common stock of Pacific Security Financial, Inc.

The  following  factors  were  considered  in  arriving  at  our  opinion:

-  The  nature  and  history  of  the  enterprise.
-  The  economic  outlook  and  condition  of  the  specific  industry.
-  The  book value  of the stock  and  the  financial condition of the business.
-  The  earnings  capacity  of  the  company.
-  The  dividend-paying  capacity.
-  The  existence  of  goodwill  or  other  intangible  asset  value.
-  Prior  sales  of  stock  and  the  size  of  the  block  to  be  valued.
-  Market  prices  of  similar  stocks  actively  traded  in  open  markets.
- The transaction prices at which similar companies were sold in their entirety.

Based upon the various appraisal approaches employed, it is our opinion that the value of the common stock in Pacific Security Financial, Inc. was $2.25 per share on an unmarketable, minority basis as of July 2000 based on 3,000 outstanding preferred shares and 1,139,550.58 outstanding common shares. This value would be most consistent with the fair market value of a minority interest. It is our opinion that the marketable, minority interest value (as if the shares were actively traded on an exchange or over-the-counter) of the common stock was $3.00 per share. It is our opinion that the enterprise value of the stock was $4.80 per share as of the same date.

The appraisal was prepared in accordance with the Uniform Standards of Professional Appraisal Practice. It adheres to standards set forth in the American Society of Appraisers' Standards of Practice and Code of Ethics.

AVAILABILITY  OF  DOCUMENTS

The Pagano Group Report will be made available for inspection and copying at our principal executive offices during regular business hours by any interested equity security holder or representative who has been so designated in writing

A  copy  of  RCW  23B.010-.310  setting  forth  the  right  and   procedure  for
shareholders  to dissent is attached to this Information Statement as Exhibit A.

                 DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

The following information as of July 31, 2001 is provided with respect to each director and executive officer of the Company:

                              Year First  Term as       Position
                              Elected as  Director     (date elected to
     Name                Age  Director    Expires in    postion.
----------------------   ---  ----------  -----------  -------------------------
Wayne  E.  Guthrie        81     1970        2003       Chairman of the Board
                                                       (January 17, 1970);
                                                        Director
David  L.  Guthrie        37     1987        2001       President
                                                       (February 18, 1999);
                                                        Director
Kevin  M.  Guthrie        46     1980        2001       Vice President
                                                       (May 2, 1985);
                                                        Director
Donald J. Migliuri        54     1992        2002       Secretary/Treasurer
                                                       (May 29, 1990);
                                                        Director
Constance  Guthrie        67     1981        2003       Director
Robert  N.  Codd          71     1994        2001       Director
Julian  Guthrie           36     1998        2001       Director

FAMILY  RELATIONSHIPS

Kevin  M. Guthrie, David L. Guthrie and Julian Guthrie are the children of Wayne
E.  Guthrie.  Constance  M.  Guthrie  is  the  wife  of  Wayne  E.  Guthrie.

BUSINESS  EXPERIENCE

Wayne E. Guthrie is the Chairman of the Board of Pacific Security Financial, Inc., a Washington corporation and subsidiary of the registrant. Mr. Guthrie has over 50 years of experience in areas of construction, financing of real estate and personal property, and real estate investments.

David L. Guthrie has been the president of Pacific Security Financial, Inc. since 1999 and vice president since 1989. Mr. Guthrie was formerly a financial consultant with Merrill Lynch in Spokane, Washington. Mr. Guthrie is also an officer and director of Cornerstone Realty Advisors, Inc. Mr. Guthrie is a NASD licensed securities sales person (registered representative) and broker-dealer (general securities principal). He is a licensed real estate broker in the state of Washington and has obtained the CCIM designation (certified commercial investment member) awarded by the commercial real estate investment institute.

Kevin M. Guthrie has been the vice president of Pacific Security Financial, Inc. since 1985. Mr. Guthrie has served as property manager for the Company since 1976. Mr. Guthrie is also an officer and director of Pacific Realty Management.

Donald J. Migliuri has been treasurer of Pacific Security Financial, Inc. since 1990 and Secretary since 1991. Mr. Migliuri is a Certified Public Accountant and has served as an accounting officer with various diversified financial services companies for over 20 years. He also is a certified management accountant (CMA) and has a masters degree in business administration.

Constance M. Guthrie is a housewife and has not been employed outside the home during the past ten years.

Robert N. Codd is employed by Pacific Security Financial, Inc. in its leasing and real estate activities. He was employed by the Company from 1970 to 1979 and was rehired in November 1992. Prior to being rehired, he was a commercial realtor and property manager.

Julian Guthrie is a reporter for the San Francisco Examiner. She covered general news for the paper for two years and in 1998 was named education reporter, responsible for covering all education issues in the Bay Area. Before that, she was senior editor of a lifestyle magazine in San Francisco and also worked as a freelance writer for the Examiner, covering breaking business, political and lifestyle stories. She currently lives in San Francisco.

No person listed above has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors).

No person listed above has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

COMMITTEES  OF  THE  BOARD

The Company has no standing audit, nominating or compensation committees, or committees performing similar functions.

BOARD  MEETINGS

During the fiscal year ended July 31, 2001, there was one special meeting of the Board and one regular meeting. All the incumbent directors except Julian Guthrie were present at the regular meeting of the Board of Directors. The special meeting was accomplished with the unanimous consent of all directors.

LEGAL  PROCEEDINGS

As of the date hereof, it is the opinion of management that there is no material proceeding to which any director, officer or affiliate of the registrant, any owner of record or beneficially of more than five percent of any class of voting securities of the registrant, or any associate of any such director, officer, affiliate of the registrant, or security holder is a party adverse to the registrant or any of its subsidiaries or has a material interest adverse to the registrant or any of its subsidiaries

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

NOTE  RECEIVABLE

A certain former stockholder is indebted to the Company by a note secured by real estate bearing interest at 12.5% (prime plus 4% adjusted annually) in the outstanding amounts (including interest) of $188,254 and $203,5502 at July 31, 2001 and 2000, respectively.

INSTALLMENT  CONTRACTS,  MORTGAGE  NOTES  AND  NOTES  PAYABLE

At July 31, 2001 and 2000, the following related-party notes payable were outstanding:

                            2001        2000      INTEREST RATE  MONTHLY
                                                                 PAYMENT
                        -----------  -----------  -------------  -----------
Wayne E. Guthrie        $   85,898   $  135,457        7.00%     $    4,789
Wayne/Constance
     Guthrie                   -         16,829        6.75%     $    2,000
                        -----------  -----------  -------------  -----------
                        $   85,898   $  152,286
                        ===========  ===========

The  scheduled  future  maturities  of  these  notes  are  as  follows:

               YEAR  ENDING
                 JULY  31,
               ---------------
                    2002                    $  53,142
                    2003                    $  32,756
                                            ---------
                                            $  85,898
                                            =========

DEBENTURE  BONDS

Included in debenture bonds at July 31, 2001 and 2000, is approximately $146,000 and $163,000, respectively, that is payable to related parties. These bonds bear interest at the prevailing market rate on the date of issuance.

ACCRUED  EXPENSES  AND  OTHER  LIABILITIES

At July 31, 2001 and 2000, the following demand notes were payable to related parties:

                                        2001                      2000
                                ----------------------  -----------------------
                                             INTEREST               INTEREST
                                  AMOUNT       RATE      AMOUNT        RATE
                                ----------  ----------  ----------  ----------
Wayne  E.  Guthrie              $  99,249       7.5%    $  73,579      8.50%
Constance  Guthrie                 32,329       7.5%          -        -
Other stockholders                 21,500       7.5%       32,518      8.50%
                                ----------  ----------  ----------  ----------
                                $ 153,078               $ 106,097
                                ==========              ==========

INTEREST  INCOME  AND  EXPENSE

The approximate amount of related-party interest income and expense included in the accompanying consolidated statements of operations during the years ended July 31, 2001, 2000 and 1999 is as follows:

                           2001        2000        1999
                        ----------  ----------  ----------
Interest  income        $  24,000   $  27,000   $  36,000
Interest  expense          22,000      32,000      53,000

PARTICIPATIONS

The President of Cornerstone Realty Advisors, Inc., a subsidiary of the Company, has directly invested in certain loans through participation agreements. The total amount of such participation was $250,000 at July 31, 2001.

In addition certain stockholders also directly invested in certain loans through participation agreements. The total of such participation was $100,000 at July 31, 2000.

                REMUNERATION AND OTHER COMPENSATION OF MANAGEMENT

The following table lists, on an accrual basis, for each of the three years ended July 31, 2001, the remuneration paid by the Company to any officers or directors in excess of $100,000 and to all officers and directors as a group who were officers or directors of the Company at any time during the year ended July 31, 2001:

Name  of
Individual             Capacities                        Annual Compensation
or  Number  of         in Which                 Fiscal  ----------------------
Persons  in  Group     Served                   Year      Salary      Bonus
---------------------  -----------------------  ------  ----------  ----------
David  L.  Guthrie     President and Director     2001  $ 110,340          -
                       President and Director     2000  $ 105,086   $   50,500
                       President and Director     1999  $ 101,045   $    7,500

Kevin  M.  Guthrie     Vice Pres. and Director    2001  $ 110,863          -
                       Vice Pres. and Director    2000  $ 105,515   $   50,500
                       Vice Pres. and Director    1999  $ 101,396   $    7,500

                       Officers and Directors     2001  $ 399,783          -
                       as  a  group  (5)

    The Company has no qualified or nonqualified stock option plans as of July 31, 2001.

     VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF

The Company has two classes of voting securities entitled to vote at the Annual Meeting. At July 31, 2001, there were 1,110,385 shares of Common Stock outstanding and 3,000 shares of Class A Preferred Stock outstanding. Each share of Common Stock and Class A Preferred Stock is entitled to one vote on each matter to be considered. The presence in person of the holders of a majority of the outstanding voting shares is necessary to constitute a quorum at the Annual Meeting. Approval of the proposals to be presented at the Annual Meeting will require the affirmative vote of the holders of a majority of the shares present at the meeting.

The Company has determined YYYY, 2001, as the record date with respect to the determination of Shareholders entitled to vote at the Special Meeting of Shareholders.


        SECURITY OWNERSHIP OF CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

(a)     SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS
     Set forth below is certain information concerning parties, excluding management, who are known by the Company to directly own more than 5% of any class of the Company's voting shares on July 31, 2001: none.

(b)     SECURITY  OWNERSHIP  OF  MANAGEMENT
     The following table sets forth as of July 31, 2001 information concerning the direct ownership of each class of equity securities by all directors and all directors and officers of the Company as a group:



                                            AMOUNT  OF
                                            SHARES AND
                                            NATURE OF
    TITLE              NAME OF              BENEFICIAL          PERCENT
  OF  CLASS        BENEFICIAL  OWNER        OWNERSHIP          OF  CLASS
---------------  ---------------------  ------------------  ---------------
Common  stock     Wayne  E.  Guthrie          142,541.5           12.52
Common  stock     Constance  Guthrie          142,541.5           12.52
Common  stock     Kevin  Guthrie              222,718.0           19.56
Common  stock     David  Guthrie              222,718.0           19.56
Common  stock     Julian  Guthrie             196,838.4           17.28
                                        ------------------  ---------------
Common  stock     All directors and
                  officers as a group         927,357.4           81.44
                                        ==================  ===============
Preferred stock   Wayne E. or
                  Constance  Guthrie            2,000             66.70%
Preferred stock   Constance  Guthrie            1,000              33.30
                                        ------------------  ---------------
Preferred stock   All directors and
                  officers as a group           3,000            100.00%
                                        ==================  ===============

                   MATTERS TO BE CONSIDERED AND VOTED UPON AT
                    THE  SPECIAL  MEETING  OF  SHAREHOLDERS

1.     AMENDMENTS  TO  THE  COMPANY'S  ARTICLES  OF  INCORPORATION

RESOLVED: that Article 4 of the Amended Articles of Incorporation of the Company shall be amended to provide for a reverse split on a 1 - for - 2200 basis so that common shareholders shall receive one share of common stock for each two thousand two hundred shares of common stock held before the reverse split.

BE IT FURTHER RESOLVED: That in lieu of the issuance of any fractonal shares resulting from the reverse split, the Company shall purchase all fractional shares for cash based on a pre-reverse split price of $3.00 per share.

2.     OTHER  MATTERS

Management does not know of any other matters likely to be brought before the Special Meeting of Shareholders. However, in the event any other matters properly come before the Special Meeting of Shareholders, such matters will be acted upon accordingly.

                         FINANCIAL AND OTHER INFORMATION

This information is incorporated by reference to the consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows appearing in the Company's Form 10K for the fiscal year ended July 31, 2001.

A copy of the company's annual report for the period ended July 31, 2001 (Form 10-K) as filed with the Securities and Exchange Commission, including the financial statements and schedules thereto, may be obtained by shareholders on EDGAR at the Securities and Exchange Commission's website at www.sec.gov, or without charge by writing to:

     PACIFIC  SECURITY  FINANCIAL,  INC.
     325  PEYTON  BUILDING,  10  NORTH  POST  STREET
     SPOKANE,  WASHINGTON   99201


WAYNE  E.  GUTHRIE,  CHAIRMAN  OF  THE  BOARD     NOVEMBER      ,  2001

                                    EXHIBIT A

                           REVISED CODE OF WASHINGTON
                                 CHAPTER 23B.13
                               DISSENTERS' RIGHTS

23B.13.010.  DEFINITIONS

     As  used  in  this  chapter:

     (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

     (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.

     (3) "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

     (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

     (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

     (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

     (7) "Shareholder" means the record shareholder or the beneficial shareholder.

23B.13.020.  RIGHT  TO  DISSENT

     (1) A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:

          (a) Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

          (b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

          (c) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

          (d) An amendment of the articles of incorporation that materially reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under RCW 23B.06.040; or

          (e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

     (2) A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

     (3) The right of a dissenting shareholder to obtain payment of the fair value of the shareholder's shares shall terminate upon the occurrence of any one of the following events:

          (a)  The  proposed  corporate  action  is  abandoned  or  rescinded;

          (b) A court having jurisdiction permanently enjoins or sets aside the corporate action; or

          (c) The shareholder's demand for payment is withdrawn with the written consent of the corporation.

23B.13.030.  DISSENT  BY  NOMINEES  AND  BENEFICIAL  OWNERS

     (1) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter's other shares were registered in the names of different shareholders.

     (2) A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:

          (a) The beneficial shareholder submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

          (b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.

23B.13.200.  NOTICE  OF  DISSENTERS'  RIGHTS

     (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

     (2) If corporate action creating dissenters' rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after [the] effective date of such corporate action, shall notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in RCW 23B.13.220.

23B.13.210.  NOTICE  OF  INTENT  TO  DEMAND  PAYMENT

     (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

     (2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.

23B.13.220.  DISSENTERS'  NOTICE

     (1) If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is authorized at a shareholders' meeting, the corporation shall deliver a written dissenters' notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

     (2) The dissenters' notice must be sent within ten days after the effective date of the corporate action, and must:

          (a) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

          (b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

          (c) Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

          (d) Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

          (e)  Be  accompanied  by  a  copy  of  this  chapter.

23B.13.240.  SHARE  RESTRICTIONS

     (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

     (2)  The   person   for  whom   dissenters'  rights   are  asserted  as  to
uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.

23B.13.250.  PAYMENT

     (1) Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

     (2)  The  payment  must  be  accompanied  by:

          (a) The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

          (b) An explanation of how the corporation estimated the fair value of the shares;

          (c)  An  explanation  of  how  the  interest  was  calculated;

          (d) A statement of the dissenter's right to demand payment under RCW 23B.13.280; and

          (e)  A  copy  of  this  chapter.

23B.13.260.  FAILURE  TO  TAKE  ACTION

     (1) If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

     (2) If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters' notice under RCW 23B.13.220 and repeat the payment demand procedure.

23B.13.270.  AFTER-ACQUIRED  SHARES

     (1) A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

     (2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RCW 23B.13.280.

23B.13.280.  PROCEDURE  IF  SHAREHOLDER  DISSATISFIED  WITH  PAYMENT  OR  OFFER

     (1) A dissenter may notify the corporation in writing of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under RCW 23B.13.250, or reject the corporation's offer under RCW 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

          (a) The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

          (b) The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or

          (c) The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

     (2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand in writing under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

23B.13.300.  COURT  ACTION

     (1) If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

     (2) The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

     (3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

     (4) The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder  shall  be  dismissed  as  a  party.

     (5) The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

     (6)  Each  dissenter made a party to the proceeding is entitled to judgment
(a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

23B.13.310.  COURT  COSTS  AND  COUNSEL  FEES

     (1) The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

     (2) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

          (a)  Against  the corporation and in favor of any or all dissenters if
the  court  finds  the  corporation  did  not  substantially  comply   with  the
requirements  of  RCW  23B.13.200  through  23B.13.280;  or

          (b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

     (3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

EXHIBIT (C)
                          PAGANO APPRAISAL GROUP REPORT
                           Pagano Appraisal Group, LLC

                              LETTER OF TRANSMITTAL

September  7,  2000

David  L.  Guthrie
President
Pacific  Security  Financial,  Inc.
10  N.  Post,  Suite  325
Spokane,  WA  99201


Dear  Mr.  Guthrie:

     We have reached opinions of the values of the common stock of Pacific Security Financial, Inc. as of July 2000 on several different bases. The reason for the appraisal was to aid the Board of Directors in placing a value on the shares pursuant to a possible "going private" transaction to redeem the shares held by "unaffiliated" shareholders. No other purpose is intended or should be inferred. The shares in question are owned by numerous minority shareholders that are not related to the Guthrie family.

The appropriate standard of value for the aforementioned transaction is "fair value." However, as outlined in our report, Pacific Security's legal counsel was not able to provide a clear definition of fair value in Washington state for "going private" transactions. As such, we provided value opinions of the common stock on the following three distinct bases that are commonly used in the business appraisal profession: an unmarketable, minority interest; a marketable, minority interest; and an enterprise (or controlling interest) value. An active trading market has never developed for the common stock of Pacific Security Financial, Inc.

The  following  factors  were  considered  in  arriving  at  our  opinion:

1.     The  nature  and  history  of  the  enterprise.
2.     The  economic  outlook  and  condition  of  the  specific  industry.
3.     The  book value of the stock and the financial condition of the business.
4.     The  earnings  capacity  of  the  company.
5.     The  dividend-paying  capacity.
6.     The  existence  of  goodwill  or  other  intangible  asset  value.
7.     Prior  sales  of  stock  and  the  size  of  the  block  to  be  valued.
8.     Market  prices  of  similar  stocks  actively  traded  in  open  markets.
9. The transaction prices at which similar companies were sold in their entirety.

     Based upon the various appraisal approaches employed, it is our opinion that the value of the common stock in Pacific Security Financial, Inc. was $2.25 per share on an unmarketable, minority basis as of July 2000 based on 3,000 outstanding preferred shares and 1,139,550.58 outstanding common shares. This value would be most consistent with the fair market value of a minority interest. It is our opinion that the marketable, minority interest value (as if the shares were actively traded on an exchange or over-the-counter) of the common stock was $3.00 per share. It is our opinion that the enterprise value of the stock was $4.80 per share as of the same date.

This appraisal was prepared in accordance with the Uniform Standards of Professional Appraisal Practice. It adheres to standards set forth in the American Society of Appraisers' Standards of Practice and Code of Ethics. As part of those standards we certify that, to the best of our knowledge and belief:

- The statements of fact contained in the report are true and correct. However, during the course of our analysis, we relied upon financial statements and related operational data as fairly representing the operating results and financial position of Pacific Security Financial, Inc. We have not audited this information and therefore we express no opinion or other form of assurance regarding its accuracy or the fairness of presentation.

- We relied in part on management's analysis of past operations and on management's assessment of expected future business conditions.

- The reported analyses, opinions and conclusions are limited only to the reported assumptions and limiting conditions, and are our personal unbiased professional analyses, opinions and conclusions.

- We are independent of the management, owners and agents of Pacific Security Financial, Inc.

- We have no present or prospective interest in the property that is the subject of this report, and we have no personal interest or bias with respect to the parties involved.

- The fee for this engagement was in no way influenced by the results of our valuation analysis.

- The analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

- No one who is unnamed provided significant professional assistance to the preparer of the report, who is also the signer of this transmittal letter.

-     In  addition,  the  American  Society   of  Appraisers  has  a   mandatory
recertification program for all of its Accredited Senior Appraisers. All Accredited Senior Appraisers employed by Pagano Appraisal Group are in compliance with the requirements of that program.

     An appraisal report, that further explains our valuation theory, methodology and conclusion, accompanies this letter. The Contingent and Limiting Conditions contained in Appendix A are an integral part of that appraisal report.

Thank you for allowing Pagano Appraisal Group to serve your business valuation needs. Please do not hesitate to call if we can be of further assistance.


          Sincerely,

          /s/ Mark P. Pagano
          ----------------------------
          Mark  P.  Pagano,  CFA,  ASA

                        Confidential Report Prepared For
                        Pacific Security Financial, Inc.

                                       on
                       PACIFIC  SECURITY  FINANCIAL,  INC.
                            Appraisal Date: July 2000



Prepared By:
Mark P. Pagano, CFA, ASA

                           Pagano Appraisal Group, LLC
                                TABLE OF CONTENTS

     INTRODUCTION                               1
     DESCRIPTION  OF  ASSIGNMENT                1
     SUMMARY  DESCRIPTION  OF  THE  COMPANY     1
     DEFINITION  OF  FAIR  VALUE                2
     SOURCES  OF  INFORMATION                   3
     SUMMARY  AND  CONCLUSION                   6
     ECONOMIC  CONDITIONS                       7
     SPOKANE  REGIONAL  ECONOMY                 7
     INDUSTRY  CONDITIONS                      13
     REAL  ESTATE  MARKETS                     13
     SUMMARY                                   14
     COMPANY  POSITION                         16
     BACKGROUND                                16
     BUSINESS                                  20
     PROPERTY  HOLDINGS                        26
     OPERATIONS                                28
     MANAGEMENT/OWNERSHIP                      30
     FINANCIAL  ANALYSIS                       34
     INCOME  STATEMENT                         34
     CASH  FLOWS                               41
     BALANCE  SHEET                            41
     FINANCIAL RATIO AND COMPARATIVE INDUSTRY
       ANALYSIS                                45
     SUMMARY  OF  SIGNIFICANT  FINDINGS        47
     ECONOMIC/INDUSTRY  FACTORS                47
     COMPANY  FACTORS                          47
     FINANCIAL  FACTORS                        49
     APPRAISAL  OF  FAIR  MARKET  VALUE        52
     OVERVIEW                                  52
     ADJUSTED  BALANCE  SHEET                  53
     ORDERLY  LIQUIDATION  VALUE               61
     ADJUSTMENTS TO HISTORICAL STATEMENTS OF
       INCOME                                  64
     EXPECTED  FUTURE  INCOME                  67
     MARKET  APPROACHES                        70
     SIMILAR  PUBLICLY-TRADED  COMPANIES       70
     REAL  ESTATE  LIMITED  PARTNERSHIPS       76
     ACQUISITION  MARKET  DATA                 84
     CONTROL  PREMIUM                          91
     PAST  TRANSACTIONS                        92
     CONCLUSION                                93

                                 LIST OF TABLES

TABLE         TITLE                                              PAGE

TABLE  I     MORTGAGE  LOANS  RECEIVABLE,
             AS  OF  APRIL  30,  2000                             20A
TABLE  II    SCHEDULE  OF  REAL  PROPERTY,
             AS  OF  APRIL  30,  2000                             22A
TABLE  III   INCOME  STATEMENT,  1995  -  1999                    34A
TABLE  IV    CONSOLIDATED  STATEMENT  OF
             CASH  FLOWS,  1995  -  2000                          41A
TABLE  V     BALANCE  SHEET,  1995  -  1999                       42A
TABLE  VI    CONSOLIDATED  STATEMENTS  OF
             STOCKHOLDERS'  EQUITY,  1995  -  2000                45A
TABLE  VII   ADJUSTED BALANCE SHEET, AS OF APRIL 30, 2000         59A
TABLE  VIII  ADJUSTMENTS  TO  INCOME,  1995  -  2000              66A
TABLE  IX    MARKET  DATA  FROM  REITS                            72A
TABLE  X     LIQUIDATING  NON-DISTRIBUTING
             REAL  ESTATE  PARTNERSHIPS                           86A
TABLE  XI    ACQUISITIONS  OF  PUBLIC  REITS                      87A



                               TABLE OF APPENDICES

Appendix  A     Qualifications  of  Appraisers

                           Pagano Appraisal Group, LLC

                                  INTRODUCTION

DESCRIPTION  OF  ASSIGNMENT

Pacific Security Financial, Inc. retained Pagano Appraisal Group, LLC ("PAG") to provide an opinion of the fair value of the common stock of Pacific Security Financial, Inc. as of July 2000. The reason for the appraisal is to aid the Board of Directors in placing a value on the shares pursuant to a possible offer to redeem the shares held by "unaffiliated" shareholders. The shares in question are owned by numerous minority shareholders that are not related to the Guthrie family.

The equity of Pacific Security Financial, Inc. consists of 3,000 outstanding shares of preferred stock and 1,139,550.58 outstanding shares of common stock. Chairman Wayne Guthrie and members of his family own all of the preferred stock and nearly 85% of the outstanding common stock. The balance of the common stock is owned by approximately 1,111 unaffiliated minority shareholders. The Company hopes to redeem the shares of these minority shareholders to reduce Pacific Securities' financial reporting requirements and ongoing administrative expenses.

The opinions of PAG expressed in this report are subject to the Contingent and Limiting Conditions contained in Appendix A.

SUMMARY  DESCRIPTION  OF  THE  COMPANY

Pacific Security Financial, Inc. (the "Company" or "PSF") is a Washington C corporation engaged in the business of owning, selling and leasing real properties, and in financing contracts and loans collateralized by real estate. PSF is based in Spokane, Washington. The Company owns seven rental properties (primarily office or office/commercial buildings) in or near Spokane and two buildings recently acquired in Boise, Idaho. PSF also owns two development properties near Spokane and one parcel of developable land near Auburn, Washington.

Lending activities are centered in PSF's wholly-owned subsidiary, Cornerstone Realty Advisors ("CRA"). CRA provides bridge financing on commercial real estate projects located in the western United States. PSF's portfolio of long-term receivables consists of both third-party contracts purchased in the secondary market and seller-financed notes from past sales of real estate owned by the Company. Due to the growth of the lending activities of CRA, the Company changed its name to Pacific Security Financial, Inc. in November 1999 from Pacific Security Companies previously.

DEFINITION  OF  FAIR  VALUE

PAG's assignment was to provide an opinion of the "fair value" of the common stock of PSF for purposes of the proposed transaction, i.e., making a tender offer for the stock of unaffiliated shareholders. According to PSF's legal counsel, federal securities laws describe the proposed "going private"
transaction as a "rule 13e-3 transaction." For purposes of a "rule 13e-3 transaction," PAG's opinion is that "fair value" should have a clear legal definition. Our value conclusion hinges on the legal interpretation of "fair value" appropriate in this instance. According to PSF management and its legal counsel, the relevant statutes in Washington state provide no clear definition of "fair value." With no such interpretation, PAG is unable to opine as to the "fair value" of the shares for purposes of the proposed transaction.

However, we can opine as to the value of the shares on the following three distinct bases that are commonly used in the business appraisal profession: an unmarketable, minority interest; a marketable, minority interest; and an enterprise (or controlling interest) value. An active trading market has never developed for the common stock of PSF. As such, our opinion of the fair market value of the shares held by unaffiliated shareholders would be on an unmarketable, minority interest basis. "Fair market value" is defined as the amount at which property would change hands between a willing seller and a willing buyer when neither is acting under compulsion and when both have reasonable knowledge of the relevant facts. "Fair value" is typically defined by state statute or case precedent and is generally used in situations that may give rise to dissenting stockholder appraisal rights, including "going private" transactions.

Among other factors, this opinion takes into consideration the elements of appraisal listed in Internal Revenue Service Revenue Ruling 59-60, which generally outlines the valuation of stocks and bonds, including the following:

1.     The  nature  of  the  business  and  history  of  the  enterprise.
2. The economic outlook, in general, and condition and outlook of the specific industry, in particular.
3.     The  book value of the stock and the financial condition of the business.
4.     The  earnings  capacity  of  the  Company.
5.     The  dividend-paying  capacity.
6.     Whether  or  not  the  enterprise has goodwill or other intangible value.
7.     Sales  of  stock  and  the  size  of  the  block  to  be  valued.
8. The market prices of stocks of corporations engaged in the same or similar lines of business whose stocks are actively traded in a free and open market, either on an exchange or over-the-counter.

Although  not   explicitly  mentioned  by  Revenue   Ruling   59-60  the   final
generalized guideline that is useful in the valuation of stocks and bonds is:

9. The transaction prices at which similar companies were sold in their entirety.

SOURCES  OF  INFORMATION

Information to complete this appraisal was provided by a number of sources. Mark Pagano of PAG inspected PSF's headquarters and one of its office properties in Spokane and interviewed President David Guthrie and Chief Financial Officer Donald Migliuri. Other people contacted in person or by phone included the Company's attorney, Greg Litsker, of the firm of Workland & Witherspoon. Mr. Pagano also spoke with Barry Vinocur, editor of Realty Stock Review; Spencer Jefferies, editor of The Partnership Spectrum; and Robert Tessier, a mortgage broker with Choice Finance in Spokane, Washington.

     Written sources of information provided by the Company or its agents included:

1. Annual reports of PSF for the years ended July 31, 1995 through July 31, 1998. The annual reports included annual financial statements, audited by Coopers & Lybrand, LLP, from fiscal 1995 through fiscal 1997 and audited by PricewaterhouseCoopers LLP in fiscal 1998.

2. PSF's Form 10-K annual report for the years ended July 31, 1999 and July 31, 1998. The 1999 report included annual financial statements audited by the accounting firm of PriceWaterhouseCoopers LLP.

3. PSF's Form 10-Q third quarter report for the nine months ended April 30, 2000 and April 30, 1999.

4.     A  list  of  shareholders  of  PSF  as  of  July  2000.

5.     CRA  Loan  Profile  Summary and outstanding loan balances as of April 30,
2000.

6. Seller's Closing Statements for the Southridge Apartments and a U.S. Bank branch, dated June 28, 1999 and August 3, 1999, respectively.

7.     Details  of  PSF's  officers'  salaries  in  fiscal  1998  and  1999.

8. Schedule of PSF common stock redeemed by the Company from April 1998 through June 2000.

9. Offering Circular of PSF, dated November 28, 1997, for debentures offered to Washington state residents.

10.     Miscellaneous  marketing  literature  of  CRA.

11. Real property appraisal of the Peyton Building, prepared by Terra Property Analytics, LLC, in May 1999.

12. Real property appraisal of the Hutton Building, prepared by Terra Property Analytics, LLC, in August 1999.

13.     Real property appraisal of the Cornerstone Building, prepared by Michael
J.  Sprute,  MAI,  in  July  1999.

14. Summary and conclusion of a real property appraisal of the AT&T Wireless Building, prepared by Kyes & Associates, in August 1997. Schedule, prepared by management in August 2000, updating the calculations from the earlier appraisal.

15. Schedules of the estimated value of the Pier One Building, prepared by management, in August 2000.

16. Real property appraisal of the Broadmoor Apartments, prepared by Palmer, Groth & Pietka, Inc., in October 1998.

17. Real property appraisal of the Apex Physical Therapy Building, prepared by Michael J. Sprute, MAI, in April 2000.

18. Real property appraisal of undeveloped land near Auburn, Washington, prepared by Cain and Scott, Inc., in October 1994.

19. Schedule, prepared by management, of the listing prices of the land parcels remaining to be sold in Cornerstone Office Park, along with supporting market data.

20. Schedule, prepared by management, of the parcels (and listing prices) remaining to be sold in The Crest residential development, along with estimated selling costs.

21. PSF pro-forma income statement, prepared by management, for the year ending July 31, 2001.

22.     Article  on  PSF  from  the  Spokane  Business  Journal.

23. Schedule of the cost, accumulated depreciation and net book value of PSF's rental properties as of April 30, 2000.

24. Schedule of PSF development properties sold during the first nine months of fiscal 2000.

25. Documents relating to the bankruptcy reorganization of Security Savesco, Inc.

Information  provided  by  sources  other  than  the  Company  included:

1.     Standard  &  Poor's  Outlook  and  Corporation  Records.
2.     Annual  and  quarterly  reports  of  similar  publicly-traded  companies.
3. The July/August 1998 through July/August 2000 issues of Mergers & Acquisitions magazine.
4. The 1999 and 2000 editions of Mergerstat Review, published by Houlihan, Lokey, Howard & Zukin, Inc. ("HLHZ").
5.     The  1999/2000  Control  Premium  Study,  prepared  by  HLHZ.
6.     The  2000  Mergerstat  Transaction  Roster.
7.     The  January  1999  through  July  2000  issues  of  Realty Stock Review.
8.     A  Mergerstat  Custom  Report  on  REIT  acquisitions.
9. The March/April 2000 and May/June 2000 issues of The Partnership Spectrum, published by Partnership Profiles, Inc.

SUMMARY  AND  CONCLUSION

Several valuation methods were examined when providing an opinion of the value of the common stock in PSF. These methods included an adjusted net asset (and liquidating) approach and multiple market approaches. The market approaches utilized data from publicly-traded REITs and publicly-registered real estate partnerships. Past transactions in the shares were also examined. Value conclusions were arrived at on both a minority interest basis and on a "total enterprise" (or controlling interest) basis.

Based on the aforementioned appraisal approaches, it is our opinion that the value of the common stock in Pacific Security Financial, Inc. was $2.25 per share on an unmarketable, minority basis as of July 2000 based on 3,000 outstanding preferred shares and 1,139,550.58 outstanding common shares. This value would be most consistent with the fair market value of a minority interest. It is our opinion that the marketable, minority interest value (as if the shares were actively traded on an exchange or over-the-counter) of the common stock was $3.00 per share. It is our opinion that the enterprise value of the stock was $4.80 per share as of the same date.

                               ECONOMIC CONDITIONS

When valuing a business, it is important to review the economic conditions that existed as of the appraisal date and to assess the impact they might be expected to have on the Company. The financial performance of some companies is heavily impacted by general economic conditions, while other companies operate somewhat independently of the cyclicalities of the economy. Pacific Security Financial, Inc. should be significantly impacted by general economic conditions as these influence the health of the real estate market.

In conjunction with this assignment, real estate appraisals were prepared on several of PSF's properties. The following description of the regional economy is taken from real estate appraisals prepared by Palmer, Groth & Pietka, Inc., Terra Property Analytics, LLC and Michael J. Sprute, MAI.

SPOKANE  REGIONAL  ECONOMY

Spokane County is located near the eastern border of Washington state, in the heart of a region covering parts of four states that is commonly referred to as the "Inland Empire." Spokane County encompasses approximately 1,758 square miles, ranking it as the 19th largest county in Washington. The city of Spokane is the largest city in Spokane County and the county seat. Spokane is the recognized financial and economic center of the Inland Empire. It is located 276 miles east of Seattle, 18 miles west of the Idaho border and 110 miles south of the Canadian border.

Spokane is situated at the base of the west slope of the Rocky Mountains. To the north lies a forested, mountainous region and the south is comprised of the rolling hills of the Palouse farming region. The Palouse region is characterized by wheat farms and ranch lands, while timber and recreational uses dominate the land to the east and north. The Spokane River runs through the center of the city. Also considered to be part of Spokane is the Spokane Valley, a developing, unincorporated area that stretches from the eastern city limits to the Idaho border. The Spokane Valley is a growing area of residential, commercial and industrial uses.

POPULATION. Spokane County has experienced cyclical population growth over the past 40 years. From 1950 until as recently as 1990, the city of Spokane was the urban base of most of the region's population. During the last several years, the majority of the population increase in the area has occurred primarily from suburban residential development in the unincorporated area of the county to the north and east of Spokane. Since 1990, population growth within the city has been nominal at 2% per year or less. In contrast, the unincorporated, outlying areas experienced solid growth although it too has slowed during the past three years. In 1994, the unincorporated area's population overtook that of the city of Spokane. In 2000, population within the city was estimated at 210,000 while population in the unincorporated area was estimated at 205,000. Overall population growth for Spokane County averaged 2.4% per year during the first half of the 1990s. However, during the last three years, the county's overall population growth has been more subdued, averaging approximately 1.0% annually, a rate that is more in line with longer-term averages.

Most population growth has been from in-migration to the region, especially from people in the 20- to 50-year age group. The population of the entire Inland Empire region has grown approximately 20% since 1970, or about twice the national average. There is a demand for the lifestyle this area offers, and in-migration from other areas of the United States has been strong, especially from the Puget Sound region of Washington and from southern California. However, during the past two years, in-migration into the area has slowed as local housing prices have risen significantly and employment opportunities have improved in the Puget Sound area and in southern California.

Spokane County's future population trends are expected to be less cyclical than in the past. The region has been successful in diversifying its economy from its dependency on resource-based industries and/or heavy manufacturing. As such, future population trends are less likely to experience the cyclicality generated by mass hiring or layoffs typically associated with resource-based and/or heavy industrial employers.

INCOME AND EMPLOYMENT. The Spokane metropolitan area is the largest urban area between Seattle and Minneapolis-St. Paul. Historically, the economy of the region was closely related to natural resource-based industries such as timber, mining and agriculture. Due to the dependency on resource-based industries, Spokane's economy remained relatively flat during most of the 1980s when the rest of the nation began to recover from the recession of the early 1980s. In

1987, in response to stagnant economic development in the Spokane area, local business and community leaders launched a concerted effort to diversify the area's economy. Between 1987 and 1993, more than 70 businesses expanded in or relocated to Spokane. However, during the past few years, improving economies in the Puget Sound area and southern California have prompted slower in-migration into the Spokane area. The most noteworthy of the new companies that have moved into the Spokane market area during the past few years include The Boeing Company, SeaFirst Bank Credit Card Services, Pitney Bowes, Guardian Life Insurance and Medco Containment Services.

According to the Washington State Department of Employment Security, total employment in the Spokane Metropolitan Statistical Area ("MSA") steadily increased during the past few years, rising from 179,900 in 1995 to 194,400 in 1998, a compound annual gain of 2.6%. Job growth within the MSA is projected at 1% to 2% during the next five years. The unemployment rate for the region, as well as for Washington state, decreased during 1998. At the end of 1999, the unemployment rate in Spokane was 4.2%, down from 4.5% at the end of 1998 and 5.9% at the end of 1997. The unemployment rate at the end of 1999 was below longer-term norms. From 1990 through 1996, the average unemployment rate in Spokane County ranged from 5.0% to 6.8%. Longer-term gains in employment are expected to be more subdued than those experienced in 1998.

Historically,  the  region's  economy revolved around resource-based industries.
Major  industries   include   aluminum,   railroads,   healthcare,   electronics
manufacturing and government services. These industries account for about 35% of the area's non-agricultural wage and salary employment. The majority of the region's employment gains over the past several years have been in non-manufacturing, especially in the service and trade sectors. During 1998, only 10.5% of the MSA's employment was in manufacturing while 25.8% was in wholesale and retail trade, and 31.1% was in services. The service sector has been Spokane County's fastest-growing employment category since 1990.

PERSONAL INCOME. Per-capita income in Spokane County increased significantly during the past several years, rising from $14,296 in 1988 to $21,555 in 1996 and an estimated $24,880 in 1999. The steady gains are traced in part to diversifying and strengthening the employment base to include more manufacturing companies, high-technology businesses, service industries and tourism. Per-capita income growth is expected to moderate to 4.0% to 4.5% annually during the next few years.

MAJOR EMPLOYERS. Healthcare is the largest single employer within the service sector. Spokane is the leading medical service center in the Inland Empire. The Spokane area has five major hospitals and eight specialty hospitals. The healthcare industry employs over 18,000 people in the Spokane area. The largest private sector employer in the area is Sacred Heart Hospital. Empire Health Services is also a large private sector employer. However, employment in the healthcare sector has been flat in recent years. Future employment gains could be minimal due to industry pressures to consolidate and contain costs.
Kaiser Aluminum and Chemical Corporation is the largest employer in the manufacturing sector. Kaiser operates a large aluminum rolling mill as well as an aluminum reduction plant in the Spokane area. Kaiser Aluminum employs nearly 2,700 people in the area, making it the region's second-largest private employer. Kaiser's future employment is expected to remain relatively steady. Hewlett Packard is probably the next largest manufacturing employer, with total employment of approximately 875. Except for Boeing, most of the other large manufacturing concerns in the Spokane area are in the high-tech industries of computers and electronics. One such company is Keytronic Corporation, a manufacturer of computer keyboards.

The Boeing Company operates a manufacturing plant near the Spokane airport. The plant was completed in 1990 and had initial employment of 325. Although Boeing experienced layoffs at its Puget Sound area plants during the 1990s, the Spokane Boeing plant was not impacted. In 1998, employment at Boeing's Spokane plant was approximately 575. However, it does not appear that Boeing plans to expand its presence in the Spokane market.

The government sector has a major impact on the Spokane area economy. Government-related jobs provided 17.4% of the area's total employment in 1998. Fairchild Airforce Base (located about 10 miles west of downtown Spokane) is easily the largest government employer in the area, with approximately 6,000 full-time employees. The air base is home to the Air Mobility Command. Employment at the base has been stable for several years, and no major personnel changes are expected in the near term.

The Spokane school district is a major employer, with total employees of approximately 3,000. Spokane is also home to Gonzaga University, Whitworth College and Eastern Washington University, as well as Spokane Falls Community
College  and  Spokane  Community  College.

Agriculture continues to be an important part of the Spokane area economy. Major crops include wheat, alfalfa, grass seed, hops, apples, pears, lentils and dry field peas. Livestock also contributes to local agricultural production. The Spokane area serves as the major agricultural distribution, trade and service center for eastern Washington and northwestern Idaho.

Recreation and tourism is the last important component of the economy. The region contains numerous lakes, streams and ski areas that provide a wide variety of summer and winter sports activities for Inland Empire residents. There are four ski areas within a 1-1/2 hour drive from Spokane. In addition, there are as many as 75 lakes within a 50-mile radius of Spokane.

SUMMARY AND OUTLOOK. Spokane is the heart of the Inland Empire and, as such, is the center of commerce for a region containing approximately two million people. The area's economy grew rapidly during the early 1990s due in part to diversification efforts and strong in-migration from Puget Sound and southern California. From this rapid pace, economic growth slowed considerably during the second half of the 1990s to a level that approximated longer-term norms. A major restructuring of the area's economy occurred during the early- to mid-1990s. The benefits of that restructuring should continue, although long-term growth should remain at the more modest pace of recent years. It appears the region's economic expansion peaked in 1993. Job gains averaged nearly 5,000 annually during the 1993 to 1995 period compared to 2,000 to 2,500 during the last few years. Most economists believe about 2,500 jobs will be added in 2000. The Spokane area is expected to record slow, steady growth during the next few years but at a slower pace than experienced during the last five years. The shift from manufacturing to service industries should continue over the next few years. Manufacturing employment growth should hold steady but decline relative to total employment.

                               INDUSTRY CONDITIONS

Conditions in the specific industry often have a greater impact on a company than do economic conditions. In homogeneous or commodity-type businesses, industry-wide conditions can have a significant impact on the financial performance of individual companies. Other companies of a more specialized nature may be little affected by broader industry trends. Pacific Security Financial's rental and development properties should be significantly impacted by the overall health of the local real estate market.

The following section on Spokane area real estate markets is taken primarily from a real estate report prepared by Terra Property Analytics, LLC in August 1999 and supplemented by a real estate appraisal prepared by Michael J. Sprute in April 2000.

REAL  ESTATE  MARKETS

OFFICE.   The  Spokane  office market is  relatively strong.   Central  Business
District ("CBD") occupancy rates are between 90% and 95% for average- to good-quality buildings. The occupancy rate for Class C buildings is somewhat lower due to functional problems, age and a lack of parking. Rental rates for Class A product are still too low to justify the cost of construction in the CBD. Outside the CBD, lower land costs and less-costly construction are satisfying requirements for new space that cannot be met with the existing product. However, there is some level of oversupply in the perimeter markets. Broker surveys report an average 10% vacancy in the suburban segment. INDUSTRIAL. The industrial market is also stable, with industrial brokers reporting vacancy rates between 4% and 7%. Rental rates in this segment support marginally feasible new construction, and there are few geographic barriers to constrict new supply. Nonetheless, the market is dominated by owner/users who have restrained new development. Speculative development has also been minimal, and the market should not become oversupplied.

RETAIL. Spokane has seen tremendous amounts of retail product built in the last 10 years. The most notable projects are the new Spokane Valley Mall at the intersection of Sullivan and I-90. Sears, J.C. Penney and the Bon March anchor this regional mall. It was developed by the Price Company and opened in 1997. A new Wal-Mart and several national big box retailers have also located in this submarket. In response to this competition, the owners of the existing Northtown Mall and Riverpark Square have announced expansions of their centers. Northtown announced intentions to expand by approximately 25%, or 250,000 square feet, adding another department store and a multi-screen theater. Riverpark Square resigned Nordstrom downtown to a larger store and is adding a multi-screen theater on one of its CBD blocks that is being redeveloped. These projects are in addition to a plethora of freestanding stores and strip centers and a number of new grocery/drug centers. Overall, despite strong population, employment and personal income growth, the retail market is saturated. LODGING. This market is stable in terms of demand. February 1999 occupancy was 53.5%, up from 48.5% in February 1998. However, Average Daily Rents ("ADRs") have dropped over the same period, from $59.86 to $58.45. The most rapidly-growing sector is the limited service market, which has seen a number of new units, generally along the I-90 corridor. Occupancy and ADRs are not strong enough to support a new full-service facility, which is the reason that the Davenport Hotel rehabilitation has not occurred.

APARTMENT. This segment is growing steadily in response to low vacancy rates in the early 1990s. New supply is outstripping demand, and vacancy rates are climbing. A comprehensive vacancy survey completed in March 1999 reported an overall vacancy rate of 7.68%. This vacancy is down approximately 100 basis points from the prior year. Newer complexes fared slightly better than older complexes, but all segments have some softness.

SUMMARY

The general outlook for the Spokane region continues to be positive. Regional trends are for nominal-to-moderate growth in population and personal income. The regional unemployment figures are currently lower than those experienced during the earlier part of the decade, a result of strong employment growth in 1997 and 1998. Increasing employment should continue to drive demand for existing office supply and the development of a moderate amount of new supply in the near term.

Michael J. Sprute, MAI, believes the slowing pace of economic growth will result in less in-migration and a corresponding decline in new construction of both single family homes and apartments. In early 2000, there was an increasing inventory of unsold new homes and vacant apartments. According to Mr. Sprute, there should be additional expansion of retail space, small office buildings and some warehouse/light industrial buildings. Most of this growth is expected to be in the suburban areas of North Spokane, Spokane Valley and South Spokane.

                                COMPANY POSITION

BACKGROUND

     Pacific Security Financial, Inc. traces its beginnings to the 1940s when Chairman Wayne Guthrie founded Guthrie Construction, a builder of single family homes. Pacific Security was formed in 1957. Residential construction was the mainstay of the Company through the mid-1960s. At that time, the business changed, and PSF evolved into a finance company specializing in mortgage financing for commercial and residential projects. To help finance its activities, PSF began selling debentures to Washington residents in 1969, a practice that continues today under the auspices of the Washington State Securities Commission.

PSF continued to focus on lending activities through the 1970s. In addition to providing real estate financing, the Company began to acquire seller-financed real estate notes at a discount to face value. PSF also began to acquire commercial properties during this period, primarily apartments or office buildings.

In May 1985, PSF merged with Security Savesco, Inc., a company that was involved in real estate financing and owning, leasing and selling real property. Security Savesco, formerly owned solely by Wayne Guthrie, declared bankruptcy in 1969 and issued stock to the public in 1971 as part of a plan of reorganization. Security Savesco, Inc. was the surviving corporation; however, its name was changed to Pacific Security Companies as of the date of the merger. PSF acquired public shareholders as a result of the merger with Security Savesco; however, there has never been an active market for PSF stock.

During the mid-1980s, PSF was being managed primarily by John Guthrie and Robert Guthrie, sons of Wayne Guthrie. John Guthrie (President at the time) left the Company's employ in 1988 and Robert Guthrie was appointed President. Robert
Guthrie's vision was to turn PSF into a property development company. During the 1989 through 1991 period, PSF acquired several parcels of land for future development. However, Robert Guthrie left the Company's employ in 1991 and Wayne Guthrie, age 71 at the time, again became President.

Until this time, the majority of PSF's income stemmed from its real estate financing activities. However, competitive conditions in the secondary mortgage market increased during the early 1990s. Several publicly-traded funds were created to acquire pools of mortgages in the secondary market. The increased demand for mortgage contracts in the secondary market drove yields lower. Due to the decreased profitability of real estate lending activities, PSF began to focus more heavily on its investment properties. Financing activities and the size of the receivables portfolio steadily declined. PSF also began to develop the land holdings that had been acquired by Robert Guthrie. To this point, the Company was not experienced in property development.

In 1986, PSF made a loan to Robert Guthrie, John Guthrie and Linda Guthrie to make improvements on the Evergreen Town Homes apartments. The loan was increased during the 1990 through 1992 period. The PSF loans allowed the three individuals to refinance an existing bank loan that was due. PSF commenced foreclosure proceedings when the Guthries were not able to make their loan payments to PSF. Litigation ensued, as John Guthrie was forced to declare personal bankruptcy. The litigation lasted into 1996. However, PSF prevailed, was able to foreclose on the property (since renamed Evergreen Apartments) and resold it to an unrelated party in 1996. PSF booked a gain on the sale and financed the transaction.

In 1992, Robert Guthrie filed an unrelated lawsuit. Wayne Guthrie had divorced and remarried during the 1950s. Robert Guthrie, John Guthrie and Linda Guthrie are Wayne Guthrie's children from his first marriage. David Guthrie and Julian Guthrie are Wayne Guthrie's children from a second marriage; Kevin Guthrie is the son of Constance Guthrie from a prior marriage. Kevin Guthrie and David Guthrie were both employed by PSF. The lawsuit alleged improprieties in the original marital dissolution property settlement during the 1950s and asserted that a portion of Wayne Guthrie's assets were still community property with his first wife.

After a protracted litigation, the suit was settled prior to trial in January 1998. The Company agreed to settle all claims of the "minority stockholders" (among them Robert Guthrie, John Guthrie and Linda Guthrie) by redeeming their PSF common stock for a combination of $317,000 in cash, PSF real property with an estimated fair market value of $643,500 and notes payable of approximately $729,000. The Company redeemed 408,419 of its common shares pursuant to the settlement agreement. In addition, PSF obtained a non-compete covenant from one of the minority stockholders in return for a note payable of $125,000. In connection with the settlement, the Company also agreed to reimburse the plaintiff's for their legal costs, aggregating $150,000. The total legal expenses incurred by PSF during fiscal 1998 relating to this settlement were approximately $300,000.

PSF's real estate lending activities continued to wind down during the mid-1990s, and the Company focused on remodeling its rental properties. PSF also continued to develop its investment property, the legacy left by Robert Guthrie. One such development project was Birdies Golf Center. In fiscal 1996, the Company completed construction of Birdies Golf Center ("Birdies"). The golf center featured a 56-tee driving range, a fully-lighted, contoured fairway with five target greens, a pro shop, teaching studios and an 8,000 square foot putting green. Birdies served as a practice and teaching center for all levels of golfers and additionally sold golf clubs and related golfing supplies. Birdies was constructed on land that had been acquired for development in 1990. Birdies Golf Center was never profitable and, on December 1, 1998, management elected to close this operation and commenced liquidating the related assets. The Birdies facility was converted into an office building known as the Cornerstone Building. Following approximately $280,000 of renovation costs, the facility was leased to two tenants during fiscal 1999 (ended July 31). The acreage (known as the Nevada-Holland property) formerly surrounding Birdies Golf Center is being developed into the Cornerstone Office Park. Cornerstone Office Park originally had 12 parcels available for sale. Two parcels were sold prior to April 30, 2000 and two parcels were sold subsequent to April 30. As of the appraisal date, management had received a verbal commitment from a bank to finance construction of a 12,000 square foot office building adjacent to the Cornerstone Building. Construction costs are estimated at $1.3 million. PSF's other ongoing development project is known as Tanglewood Ranch Park Estates ("The Crest"), a residential development located in south Spokane County. This property was acquired through foreclosure in 1991. The Crest features 24 10-acre parcels suitable for home construction. The Company began developing this project in fiscal 1997 and began marketing the parcels in fiscal 1998. A total of 15 lots had been sold as of April 30, 2000.

According to management, the Company was unable to do any strategic planning while the minority shareholder lawsuit was ongoing. The settlement of the suit allowed PSF to move forward. David Guthrie and Kevin Guthrie had been primarily responsible for managing day-to-day operations since the early 1990s. However, all major strategic decisions were put on hold while the shareholder dispute was ongoing. Following the settlement of the lawsuit in January 1998, David Guthrie assumed operating control of the Company; he was named President and Chief Executive Officer in 1999.

One of the most important decisions was the formation of Cornerstone Realty Advisors, Inc., a wholly-owned subsidiary of PSF that is involved in commercial real estate lending and brokerage. CRA provides construction and bridge financing. Its activities have increased significantly since being formed in March 1998, and it promises to provide an increasing portion of PSF's income. The formation of CRA allowed PSF to return to its historical area of expertise - real estate lending.

The name of the Company was changed to Pacific Security Financial, Inc. in November 1999 to reflect the change in focus toward commercial real estate lending. New subsidiary companies were also formed, including Cornerstone Properties and Development, Inc. and Pacific Realty Management, Inc. According to management, the intent is for PSF to become a holding company, owning three major operating subsidiaries: CRA, involved in commercial real estate lending; Cornerstone Properties and Development, involved in property development; and Pacific Realty Management, which manages the Company's rental properties. In July 2000, PSF acquired two adjacent office/retail buildings in Boise, Idaho for approximately $2.9 million.

BUSINESS

PSF's business can be separated into four segments: 1) originating real estate contracts and acquiring seller-financed contracts in the secondary market, 2) providing short-term real estate loans for construction or interim financing through Cornerstone Realty Advisors, 3) owning/operating commercial properties, primarily in the Spokane area, and 4) property development. As of April 30, 2000, the assets (at net book value) devoted to these four activities were as follows:

     Assets  Employed
     ----------------
     Long-Term  Real  Estate  Contracts     $  4,848,803
     Short-Term  Real  Estate  Contracts      15,964,842
     Rental  Properties                       15,013,610
     Development  Properties                   1,879,178

LONG-TERM  MORTGAGE  LENDING.       A summary of PSF's mortgage loans receivable
as of April 30, 2000 is included in Table I. The largest individual long-term contracts are seller-financed notes for properties that were once owned by PSF. Some of these properties were acquired through foreclosure and re-sold. Long-term receivables include ones secured by the East Valley Terrace Apartments ($939,000 @ prime plus 2%) and North Riverbank land ($740,000 @ 8.0%). The latter was a development property that was sold in July 1999; the contract was paid in full in June 2000. Another large, long-term contract on the Evergreen Town House Apartments ($1.6 million @ 10.5%) was paid in full in October 1999. In addition, PSF has a portfolio of real estate contracts that were either purchased on the secondary market (often at a discount to face value) or are smaller, seller-financed notes from the sale of property. The total carrying amount of these mortgage contracts as of April 30, 2000 was $3,169,280 while the face amount was $3,216,072. The loan portfolio includes approximately 56 separate notes. The weighted average yield-to-maturity rate of the "all other" loan category was estimated at 10%. Management estimates the average maturity date at approximately six years.

PSF carries a modest loan loss reserve of $20,000 on the long-term mortgage portfolio. The loan loss reserve was increased from $4,908 at the end of fiscal 1999.

SHORT-TERM COMMERCIAL LENDING. PSF's short-term lending is provided by Cornerstone Realty Advisors, Inc. CRA specializes in short-term loans for commercial real estate. The majority of CRA's loans are construction or bridge financing for commercial properties until permanent financing can be arranged. CRA's market area includes the western United States. As of the appraisal date, CRA had loans outstanding for properties located in Washington, Idaho, California, Utah, Arizona, Nevada and Alaska.

CRA provides loans ranging from $200,000 to $3.5 million on commercial projects such as multi-family residential, warehouse, light industrial, office and professional buildings, retail, etc. Nearly all of the loans are secured by a first mortgage on the property and personal guarantees. All loans are floating rate, with interest rates ranging from 3.0% to 4.25% over prime and loan fees/points of another 2.0% to 4.0%. Maturities generally range from 12 to 24 months.

Details of CRA's loan portfolio as of April 30, 2000 are shown in Table I. Only the largest loans are detailed. As of that date, CRA's portfolio of loans consisted of 23 loans totaling $16.0 million, the largest of which was for $2.9 million. The average interest rate was prime plus 3.50%, and the typical loan term was 12 months. The average loan-to-value ratio was about 75%. The CRA loan loss reserve was modest at $30,000 as of April 30, 2000. Between April 30, 2000 and June 30, 2000, three loans totaling $2.5 million were paid off while six loan commitments totaling $8.9 million were added to CRA's loan portfolio. Hence, CRA was continuing to add to its loan portfolio as of the appraisal date. PSF finances the activities of CRA with bank lines of credit. The credit lines to finance the activities of CRA consist of floating rate debt. CRA does not speculate on the direction of interest rates but rather earns income by maintaining its interest rate spread and generating substantial loan fees. CRA's niche is in providing financing on projects that may not initially be "bankable" through conventional lenders because of the lack of an appraisal, limited pre-leasing, limited cash equity, etc. By understanding the real estate market, CRA can provide a quick response to a borrower's opportunity. Although CRA is in a high-risk business, it has proven to be quite successful since being formed in March 1998. Since that time, PSF's portfolio of long-term mortgage loans has declined while the portfolio of short-term construction loans provided by CRA has steadily increased. This trend is likely to continue, subject to the changing level of demand for construction financing and PSF's ability to finance the activities of CRA.

RENTAL PROPERTY. PSF's owned rental property and property held for investment is listed in Table II. It should be noted that the respective property values noted in Table II do not include furniture and fixtures. According to Don
Migliuri, furniture/fixtures consist largely of carpeting, lighting fixtures, air conditioning units, etc. that would reasonably be considered part of the building in the event of a sale. The net carrying value of the respective properties including related furniture/fixtures is outlined later in this report.

The two most valuable properties are the Peyton Building and the Hutton Building, office buildings that are located in downtown Spokane. The Peyton Building has seven floors with 85,000 square feet of rentable space. A $400,000 remodel of the third floor was in process as of the appraisal date. As of the appraisal date, the building was approximately 80% leased, with most of the vacancies being on the third floor. According to management, a target occupancy rate is closer to 90%.

PSF's offices are located on the fifth floor of the Peyton Building. Despite the remodel, PSF had not been successful in attracting a major tenant for the third floor. As of the appraisal date, management had decided to move PSF's offices to the third floor and renovate most of the fifth floor. The tentative move date is September 2000.

The Hutton Building has seven floors covering 56,000 square feet. Remodeling has been ongoing over the past several years. This building is approximately 89%-leased.

According to David Guthrie, the real estate market in Spokane's Central Business District ("CBD") is improving. Some major renovation projects were being discussed as of the appraisal date. A new owner reportedly plans to renovate the Davenport Hotel. A new development, River Park Square, was recently completed. The former Washington Water Power steam plant has been restored as offices and restaurants. According to David Guthrie, a Local Improvement District may be formed south of the Davenport Hotel. A parking structure is also planned, contingent on the Davenport renovation. Inadequate parking is one of the major problems faced by the CBD.

Other commercial buildings owned by PSF in the Spokane area include the Pier One Building, the AT&T Wireless Building and the Cornerstone Building. The Pier One Building is a retail/office building that was acquired in 1992 and extensively remodeled in 1993. The building has approximately 31,000 square feet of rentable space. The building is fully leased, with two major tenants (Pier One Imports and American Express) occupying over 60% of the space.

The AT&T Wireless Building, located on the north riverbank in Spokane, was constructed by PSF in 1992. The building contains 7,878 square feet of rental area. The entire building is leased to AT&T under a 10-year lease that expires in August 2001.

Excluding the newly-constructed Apex Physical Therapy building, PSF's newest rental property is the Cornerstone Office Building. This 9,971 square foot building originally housed Birdies Golf Center. The building was remodeled in early 1999 to convert it into an office building. Remodeling costs were approximately $280,000. As of the appraisal date, the building was fully leased to two tenants.

PSF entered into a build-to-suit arrangement with one tenant (Apex Physical Therapy) of the Cornerstone Office Park. Construction was completed in early 2000, and Apex began occupying the building on March 11, 2000. Apex has a two-year option to acquire the property expiring on March 11, 2002. According to David Guthrie, PSF would record an approximate $100,000 gain if Apex exercised the option. For most of the balance of the project, PSF plans to sell undeveloped lots rather than construct/own/lease buildings on the property. Another commercial building, the Bank Branch Building located at West 102 Indiana, was sold in August 1999. The net realizable proceeds to the Company were $1.1 million, and a $719,146 gain was recorded on the sale.

PSF owns one apartment building, the 128-unit Broadmoor Apartments located in Spokane. Until recently, the building (formerly the Aqua View Apartments) was operated as a HUD Section 8 low-income housing project. A long-term remodeling project was nearing completion as of the appraisal date. Over 80 of the 128 units have been remodeled. According to management, as of the appraisal date, the building had achieved stabilized occupancy.

A second multi-family building, the Southridge Apartments, was sold in fiscal 1999. The net proceeds to PSF from the 21-unit complex were approximately $720,000.

Given  the  gradual  decline  in  PSF's lending activities during the 1990s, the
Company sought to improve the occupancy of its rental properties by upgrading/remodeling the facilities. As noted, remodeling projects at the Peyton Building and Broadmoor Apartments were nearing completion at the end of fiscal 2000.

In July 2000, PSF acquired two adjacent commercial buildings in Boise, Idaho. The purchase price was approximately $2.9 million. The buildings are located on a corner lot; the purchase price also includes some excess land valued at about $150,000. According to David Guthrie, both buildings are combination office/retail buildings and both are fully leased. One building is 10,896 square feet and the second building covers 8,292 square feet.

Management also plans to construct a 12,000 square foot office building on the Nevada-Holland property adjacent to the Cornerstone Building. The project is a speculative building; there are no pre-leasing commitments. Construction costs are estimated at $1.3 million; the targeted completion date is mid-2001. According to David Guthrie, PSF has a financing commitment from a bank. The loan commitment would cover both Cornerstone buildings, including the equity in the original Birdies Golf Center Building that has since been converted to the Cornerstone Building. All of the incremental funds needed to construct the second building should be borrowed.

DEVELOPMENT PROPERTY. PSF had two major property development projects underway as of the appraisal date. Tanglewood Ranch Park Estates (known as The Crest) was acquired through foreclosure in 1991. The property, located in south Spokane County, covers approximately 300 acres of undeveloped land. PSF has developed the property into 24 10-acre lots suitable for home construction. The Company began marketing the parcels in 1998. A total of 15 of the parcels had been sold as of the appraisal date, including three in fiscal 2000. The other major development project is Cornerstone Office Park. This property is part of the "Nevada-Holland" property that once housed Birdies Golf Center. The property covers approximately 15 acres and is being developed into an office park. As of April 30, 2000, PSF had sold two of the 12 available parcels; two more parcels were sold subsequent to April 30, 2000.

PSF also owns six acres of undeveloped land in Auburn, Washington that was acquired through foreclosure in 1993. The property was originally zoned for multi-family housing but was down-zoned to single family. It had been for sale but is currently not listed.

PSF sold one development property in fiscal 1999. In July 1999, PSF sold a parcel of undeveloped commercial real estate located along the north riverbank in Spokane. The net realizable proceeds were approximately $905,000.

During the first nine months of fiscal 2000 (ended April 30, 2000), PSF sold three Crest parcels and two Nevada-Holland parcels. As noted, PSF also sold one rental property, the Bank Branch Building located at West 102 Indiana, in August 1999. According to David Guthrie, the best of the Crest parcels had been sold as of the appraisal date as had two of the most desirable Nevada-Holland parcels. It may take an extended period to sell the balance of the properties.

PROPERTY  HOLDINGS

PSF should continue to invest in and hold real property on a long-term basis. In the past, some properties were sold on an installment basis for tax purposes in order to defer income taxes and conserve cash. This practice could change in the future based on 1999 changes in the tax law. Some of the development properties sold by the Company may be seller-financed, thereby adding to PSF's portfolio of mortgage receivables. According to management, all of the Company's properties have been inspected and there are "no recognizable environmental problems."

A summary of PSF's rental and development properties as of April 30, 2000 is provided below:

                                                       As  of  April  30,  2000
                                               -----------------------------------------
                                               Rental/        Net           Mortgage or
Date                                           Development    Carrying      Contract
Acquired     Description  of  the  Property    Status         Value         Obligation
--------     --------------------------------  -------------  ------------  ------------
RENTAL PROPERTY
Commercial:
1979         The PEYTON BUILDING
             at N. 10 Post Street              Substantially  $ 4,416,613   $ 2,422,444
             contains approximately 85,000     Leased
             square feet of rentable space.
             Substantial improvements have
             been made to the building since
             its acquisition. Remodeling of
             this office building continues
             as new occupancy warrants. PSF's
             offices are located in this
             building.
1979         The  HUTTON  BUILDING
             at  S.  10  Washington            Substantially    3,463,383     1,400,000
             contains approximately 56,000     Leased
             square feet of rentable space.
             Substantial improvements have
             been made to the building since
             its acquisition. PSF also
             acquired 25,000 square feet
             for parking near this building.
1992         The PIER ONE BUILDING is a        Leased           3,082,735     1,316,668
             commercial building. The
             building  has  two  major
             tenants, who occupy over 60%
             of the space, and several
             smaller  tenants.
1992         The AT&T WIRELESS BUILDING is a   Leased             702,258       801,216
             commercial building constructed
             by PSF on the north river bank
             in  Spokane.  It is leased to
             AT&T.
1995         The CORNERSTONE OFFICE BUILDING   Leased           1,559,220       693,965
             is the remodeled Birdies Golf
             Center, constructed on two acres
             of the Cornerstone Office Park
             property.  It has approximately
             8,300 square feet of rental
             space occupied by two tenants.
2000         The APEX PHYSICAL THERAPY BLDG    Leased             590,100             0
             is a 4,685 square foot
             build-to-suit building that was
             completed in 2000. It is leased
             to a single tenant (Apex Physical
             Therapy) through March  2005.
             Apex has a two-year option to
             acquire  the  property  for
             $690,751.

                                                       As  of  April  30,  2000
                                               -----------------------------------------
                                               Rental/        Net           Mortgage or
Date                                           Development    Carrying      Contract
Acquired     Description  of  the  Property    Status         Value         Obligation
--------     --------------------------------  -------------  ------------  ------------
Multi-Family  Housing:

1969         The BROADMOOR  PARTMENTS,            Occupied    $ 1,193,793    $  474,435
             formerly the Aqua View
             Apartments, is a 129-unit
             apartment  complex.

DEVELOPMENT  PROPERTY
1991         TANGLEWOOD  RANCH  PARK  ESTATE   Being Marketed     871,118             0
             in  south Spokane  County  was
             acquired through a judicial
             foreclosure.  The area consisted
             of approximately 300 acres of
             undeveloped land.  A total of
             15  lots  were  sold  through
             April 30, 2000, leaving
             approximately nine lots
             available  for  sale.
1990         CORNERSTONE OFFICE PARK AND
             PROPERTY                          Being Marketed     835,674             0
             consists  of  approximately 12
             remaining acres of raw land in
             a location where there has
             been  substantial  commercial
             and residential development.
             Two parcels were sold through
             April  30,  2000,  leaving
             10  available  for  sale.
1993         Approximately six acres in
             Auburn, Washington                 Being Marketed     172,386             0
             originally zoned for multi-
             family housing were acquired
             through  a foreclosure.

OPERATIONS

PSF's corporate offices (and those of CRA) are located in the Peyton Building. As of the appraisal date, PSF had 21 employees, in the following capacities:

     Management               5
     Administration           5
     Property  Management     1
     Maintenance              3
     Janitorial               7
                            ---
          Total              21

Total employment is down from 33 one year earlier due to the closure of Birdies Golf Center. Of PSF's 21 employees, three are allocated to CRA. With the exception of the janitorial staff, most employees have been with PSF for several years.

PSF's business is dependent on the health of the local real estate market. According to management, the commercial real estate market in the Spokane area is in equilibrium, with demand consistent with supply. Rental rates are expected to be flat in the foreseeable future. According to David Guthrie, the Spokane area is experiencing nominal real growth; it would not be characterized as a "growth market." However, the downtown Central Business District could be revitalized due to certain re-development and renovation projects that are currently in the planning stages.

PSF's rental properties compete with numerous other commercial/multi-family buildings in the Spokane area. Similarly, there are other projects that are in competition with The Crest and Cornerstone Office Park.

In addition to owning/managing rental property, PSF's primary ongoing business is the lending activity of CRA. CRA competes with conventional financing sources such as banks and insurance companies. One of CRA's competitive advantages is that it can act quickly in granting loan approvals. CRA is not constrained by strict rules pertaining to loan-to-value ratios or pre-leasing requirements. By analyzing the market conditions surrounding each project, CRA is able to grant loans (that are good credit risks) on projects that do not initially qualify for conventional financing. CRA charges interest rates and fees that are higher than conventional lenders but are less expensive than asset-based lenders and a better alternative to developers than seeking an equity partner.

The scope of CRA's activities depends on the availability of funds. The funds to finance CRA's short-term lending activities are provided by revolving credit lines with banks. As of the appraisal date, PSF had an $11 million credit line with U.S. National Bank of Washington, an $8 million credit line with Western Bank and a $7.5 million credit line with Sterling Savings and Loan. Fund availability is enhanced by the equity that PSF has built in several of its rental properties, thereby providing increased collateral over and above that provided by the project itself. The credit lines are also personally guaranteed.

According to David Guthrie, construction activity in CRA's marketing area remained relatively strong as of the appraisal date, despite the increase in interest rates over the past year. CRA is constrained by the availability of funds rather than by a shortage of suitable construction projects. However, commercial construction activity such as that financed by CRA has historically been subject to the cyclicalities of the economy.

As noted, PSF has intermittently sold debentures to Washington residents since 1969 as a way to help finance the Company's operations. General risk factors included in the most recent debenture Offering Circular included PSF's need for ongoing financing, the uncertainties associated with the Company's property development activities, the risk that PSF will not be able to maintain its interest rate spread due to changing interest rates, the risk of borrower default especially since PSF's loan portfolio may entail higher risks than a conventional lender, the risk of regulatory compliance and the lack of management depth. Other risk factors were cited that dealt specifically with the debentures.

MANAGEMENT/OWNERSHIP

Management of PSF is headed by founder and Chairman Wayne Guthrie, age 80. Mr. Guthrie has been Chairman since 1970. He has over 50 years of experience in the areas of construction, financing of real estate and personal property, and real estate investments. Wayne Guthrie was responsible for managing the Company for many years but is now no longer actively involved in day-to-day operations.

David Guthrie, 36, was elected President in February 1999. He had been a Vice President of PSF since 1989. David Guthrie is in charge of all aspects of PSF's operations, with an emphasis on lending activities, asset management and property development, and maintaining the Company's banking relationships. Kevin Guthrie, 45, is Vice President of PSF, a position he has held since 1985. Kevin Guthrie's responsibilities revolve around managing the Company's rental properties. He has served as PSF's Property Manager since 1976.

Donald Migliuri, 53, has been Treasurer of PSF since 1990 and Secretary since 1991. He serves as the Company's Chief Financial Officer. Mr. Migliuri is a
Certified  Public  Accountant  and  a  Certified  Management  Accountant.

John Lloyd, 37, is the President of CRA. He has been with PSF since CRA was formed in March 1998. Mr. Lloyd was previously employed by Washington Trust Bank where he was involved in real estate loan underwriting and loan administration. He has 11 years of experience in commercial real estate lending.

The Board of Directors consists of Wayne Guthrie, Kevin Guthrie, David Guthrie, Donald Migliuri, Constance Guthrie, Robert Codd and Julian Guthrie. Constance Guthrie is the wife of Wayne Guthrie. David Guthrie, Kevin Guthrie and Julian Guthrie are the children of Wayne and Constance Guthrie. Constance Guthrie is a housewife and Julian Guthrie is a reporter for the San Francisco Examiner. Mr. Codd, 69, is employed by PSF. Former PSF Secretary Raymond Fisher retired from the Board in April 2000. His Board seat remained vacant as of the appraisal date. Wayne Guthrie, Kevin Guthrie and David Guthrie are the only Guthrie family members employed by PSF.

The  shareholders  of  the  Company  as  of  July 31, 2000 were as follows:

       Common                                        Percent
     Shareholder                 Shares             of  Total
     -------------------     ---------------     ----------------
     Wayne  Guthrie             142,521.50               12.52%
     Constance  Guthrie         142,521.50               12.52
     Kevin  Guthrie             241,424.00     a         21.20
     David  Guthrie             241,424.00     a         21.20
     Julian  Guthrie            196,838.40               17.28
     -------------------     ---------------     ----------------
     Subtotal                   964,729.40                84.72

     All Other
    (1,111 shareholders)        174,065.98                15.28
     -------------------     ---------------     ----------------
     Total                    1,138,795.38               100.00%
                             ===============     ================

     a  -  Including  18,706  shares  held  by  minor  children.

As of the appraisal date, PSF had 3,000 shares of preferred stock outstanding. All were owned individually or jointly by Wayne and Constance Guthrie. The preferred stock has a $100 per share par value, is voting, has a 6.0% cumulative dividend and a liquidation preference (at par value) over the common stock.

The preferred stock was issued in fiscal 1995 at a 50% discount to face value. A total of 10,400 shares were originally issued. PSF has the right to redeem the shares at par after three years from the date of issuance. A total of 1,000 preferred shares were redeemed in fiscal 1997, 2,400 shares were redeemed in fiscal 1998 and 4,000 shares were redeemed in fiscal 1999.

The preferred shares originally contained a mandatory redemption (at par value) after 10 years. This gradual increase in the value of the preferred stock (due to the difference between the original issue price and par value) was reflected as an annual charge against retained earnings. During fiscal 1999, the shareholders voted to rescind the mandatory redemption requirement, such that the preferred stock should now be considered a part of PSF's permanent capital. There have been significant shareholder redemptions during the past few years. As noted, 7,400 shares of preferred stock were collectively redeemed over the fiscal 1997 through fiscal 1999 period at par value of $100 per share.
The major transaction in common shares in recent years resulted from the settlement of the "minority shareholder" lawsuit in January 1998. As part of the settlement agreement, 408,419 shares of common stock held by the minority shareholders were redeemed for a combination of cash, property and notes payable totaling $1,689,500, or $4.14 per share.

PSF is not publicly-traded and has no market for its stock. However, the Company has numerous small shareholders not affiliated with the Guthrie family (or management) that date back to Security Savesco's reorganization in 1971 and the merger with Pacific Security in 1985. A bankruptcy court established a value for the common stock of $1.72 per share in 1987. Cash dividends of $0.05 per share, $0.075 per share and $0.10 per share were paid in the successive three years. No common dividends have been paid since that time. Since 1990, PSF has had a standing offer to acquire any shares held by unaffiliated shareholders at $1.55 per share. There were numerous redemptions at $1.55 per share over this period.

A major common stock redemption with a related party occurred on July 31, 1998 when 200,000 common shares were redeemed from the Guthrie Family Limited Partnership. The purchase price was $500,000, or $2.50 per share. PSF paid for the redemption by distributing a commercial property (the Yellowfront Building in Coeur d'Alene, Idaho) to the Partnership. PSF recorded a $420,000 gain on the transaction.

The most recent related party redemption occurred in January 2000 when 12,000 common shares held by the minor children of Kevin Guthrie and David Guthrie were redeemed for $1.55 per share. From August 1999 through March 2000, a total of
547.8 shares were redeemed from unaffiliated shareholders for $1.55 per share. Beginning in April 2000, the Board increased its standard redemption price to $3.00 per share. Between April 1, 2000 and June 30, 2000, 856.7 common shares were redeemed from unaffiliated shareholders at $3.00 per share. According to David Guthrie, the increase in the standing redemption price offered by the Board was based on a combination of factors including recent appraisals of the properties, the success of CRA and preliminary work by Pagano Appraisal Group.

                               FINANCIAL ANALYSIS

The following sections review Pacific Security Financial's income statement, statement of cash flows and balance sheet during the six years preceding the appraisal date. Such an analysis identifies relevant trends and puts the Company's current revenues, profits and financial condition in perspective with historical norms. Unusual items and those that had an appreciable impact on the Company's financial history are highlighted.

INCOME  STATEMENT

Table  III  illustrates PSF's  income statement  from fiscal  1995  (ended  July
31) through the nine months ended April 30, 2000. PSF closed Birdies Golf Center during fiscal 1999, and prior years' income statements were restated to reflect Birdies as a discontinued operation. We consider PSF to have three major ongoing businesses: rental real estate; Cornerstone Realty Advisors and the ongoing collection of long-term mortgage receivables. Although the Company has had ongoing gains from the sale of real estate and had two development projects in process as of the appraisal date, we do not consider real estate development/sales as an ongoing business of PSF.

     The income associated with PSF's rental operations can be segregated from the data contained in Table III. A summary of the revenue and direct expenses associated with rental operations is shown below:

                   12 Months                       Years  Ended  July  31,
                     Ended         ---------------------------------------------------
                 April 30, 2000      1999          1998          1997          1996
                 --------------   ----------    ----------    ----------    ----------
Rental Revenues     $2,271,811    $2,268,810    $2,220,979    $2,398,369    $2,714,563
Rental  Expenses     2,061,139     2,094,537     2,036,315     2,097,783     2,460,071
                 --------------   ----------    ----------    ----------    ----------
Rental  Income         210,672       174,273       184,664       300,586       254,492
Depreciation and
    Amortization       690,536       663,272       628,149       640,105       714,474
                 --------------   ----------    ----------    ----------    ----------
Cash  Flow       $     901,208    $  837,545    $  812,813    $  940,691    $  968,966

The decline in rental revenues in fiscal 1997 is attributable primarily to the sale of the Evergreen Apartments and a mini storage facility. Rental income in any given year is dependent on the amount of rental property owned by the Company. This has not been constant over the years due to the sale and acquisition of various properties. Cash flow (defined as income before non-cash depreciation/amortization charges) is often used as a better proxy of operating performance for real estate companies. This is because depreciation on real property is often not "real" in an economic sense, i.e., the property does not decline in value. However, if cash flow is used as the proxy of profitability, ongoing expenses for remodeling/refurbishment should also be considered. Also, it should be stressed that the "rental expenses" noted above include only direct expenses. PSF has substantial expenses for salaries and general/administrative items that could reasonably be allocated to rental operations. The contribution to income from rental operations, as portrayed above, is overstated. After three years of decline, cash flow from rental operations increased slightly in fiscal 1999 and exhibited greater improvement through the first nine months of fiscal 2000. According to management, the recent improvement in rental operations is due primarily to the completion of the long-term remodeling project at the Broadmoor Apartments and the related increase in occupancy and rents. The Cornerstone Office Building also contributed to income during the first nine months of fiscal 2000.

The formation of CRA in March 1998 has had a significant impact on PSF's income statement. CRA generates income both from its loan fees and its net interest spread. The sizable increase in PSF's interest income and loan/service fee income in fiscal 1999 and through the 12 months ended April 30, 2000 is related directly to the growth of CRA. The following is a summary of the revenues and income associated with PSF's "commercial lending operations," i.e., CRA. The data was taken from the business segment data contained in the footnotes to the annual financial statements. This segmented data was not available for the most recent nine-month interim period; however, the growth of CRA's operations is evidenced by PSF's interest and loan fee income, which increased to $2.0 million during the nine months ended April 30, 2000 from less than $1.6 million in the comparable year-earlier period.

                                               Year  Ended  July  31,
                                               ----------------------
                                                  1999       1998
                                               ----------  ----------
     Commercial Lending Operations
          Revenue                              $1,524,139  $183,272
          Income from Continuing Operations       476,088     3,245

The  significant  growth  in  CRA's  activities  is  amply  illustrated  in  the above data. CRA has made great strides since being formed in March 1998. During the most recent quarter, PSF's interest and loan fee income was $687,000, or an annual rate of $2.7 million. Further, CRA is quite profitable. The "income from continuing operations" listed above is on a pretax basis and includes some allocated general and administrative expenses. In contrast, the income from rental operations previously discussed did not include allocated general and administrative charges. A significant amount of general and administrative expenses are attributable to "rental operations." As of the appraisal date, CRA was the most profitable aspect of PSF's ongoing operations. However, management believes a higher portion of corporate general and administrative expenses could reasonably be allocated to CRA.

The balance of PSF's ongoing income is attributable to interest income on its portfolio of long-term receivables. This income has been decreasing with the declining face amount of PSF's long-term receivables portfolio; the Company has not been active in acquiring mortgage notes in the secondary market in recent years. Most new receivables added to its portfolio (other than the short-term receivables of CRA) have been from seller-financed sales of real estate such as the Evergreen Town House and North Riverbank properties. While the long-term mortgage receivables have provided a positive contribution to income, the value of such financial instruments is best reflected through an adjusted balance sheet valuation approach rather than through an income approach. A portion of the income from these receivables stems from the amortization of the discount to face value. The income associated with such amortization of discounts was $72,317 during the latest 12 months ended April 30, 2000.

PSF has repeatedly recognized sizable gains on the sale of real estate. As illustrated in Table III, during the past five years, such gains ranged from $486,000 in fiscal 1996 to $1.6 million in fiscal 1997. The average gain during the period was $865,000 per year. Properties sold in fiscal 1999 include the Southridge Apartments and North Riverbank property. We have not labored to identify the specific gains in past years. The level of expected future gains is dependent on the property available for sale at any point in time and the estimated unrealized appreciation in that property. For appraisal purposes, the more relevant question is to determine the unrealized appreciation (if any) in the Company's existing properties.

During the first nine months of fiscal 2000, PSF generated gains on the sale of real estate of $899,000. The majority of this gain was attributable to the sale of the Bank Branch Building in August 1999. This property resulted in a gain of $719,000. The balance of the gains were attributable to PSF's development properties. The three Crest parcels sold in the nine-month interim period of fiscal 2000 resulted in losses averaging $8,900. The two Nevada-Holland parcels resulted in gains of $78,000 and $159,000.

PSF recorded an uncharacteristic $279,082 gain from the sale of marketable securities in fiscal 1999. According to management, the majority of this was from the realization of some value from securities that were originally written off in 1992. As with the gains on real property, such gains on securities should not be considered ongoing. Rather, one should concentrate on the current fair market value of the securities portfolio and whether the portfolio has any unrealized gains.

The expenses associated with PSF's rental operations were previously discussed. Besides the direct expenses associated with rental operations, PSF's other major expense is interest expense. The latter relates to the loans that were used to finance CRA's lending activities, loans that were used to finance the acquisition of long-term receivables or any other loans for non-rental real estate assets. The significant increase in PSF's non-rental interest expense in fiscal 1999 relates entirely to the growth of CRA's loan portfolio. As noted, the interest income and loan/service fee income generated by CRA more than offsets its cost of funds. CRA's borrowings are all variable-rate, allowing it to maintain its net interest margin. During the nine months ended April 30, 2000, the difference between PSF's interest/loan fee income and its non-rental interest expense was $560,000, up from $189,000 during the year-earlier period. Most of this higher income is due to the activities of CRA.

Salaries and commissions are another major ongoing expense. Total labor-related expenses averaged approximately $730,000 during the past two fiscal years, rising to $815,000 during the 12 months ended April 30, 2000. The compensation of David Guthrie and Kevin Guthrie averaged $109,000 each during the past two fiscal years. Wayne Guthrie's compensation was $48,000 in fiscal 1999. The most highly compensated employee in fiscal 1999 was John Lloyd, President of CRA. His compensation was $152,000 in fiscal 1999 and should increase in fiscal 2000 due to incentives and the increasing income of CRA.

General and administrative expenses were unusually high in fiscal 1998 at nearly $796,000. According to management, general and administrative expenses included professional fees of approximately $300,000 in fiscal 1998 related to the minority shareholder litigation. Lesser professional fees associated with the litigation were incurred in prior years. The cost of uncollectible accounts was minimal prior to fiscal 2000. The $50,025 expense for uncollectible accounts during the first nine months of fiscal 2000 stems from management instituting a loan loss reserve of $50,000; the Company carried a negligible loan loss reserve in prior years.

As noted, PSF's operating results have been adjusted to reflect the losses of Birdies Golf Center as a discontinued operation. However, even with this adjustment, PSF's income from continuing operations has been highly erratic based on the varying gains from the sale of real estate. The high level of income from continuing operations in fiscal 1997 and fiscal 1999 both reflect large gains from the sale of real estate and/or marketable securities. In contrast, the loss from continuing operations in fiscal 1998 is also overstated since it includes significant expenses associated with the minority shareholder litigation.

Further complicating matters is the growth of CRA during the past two years. According to the business segment information contained in the annual financial statements, PSF's total pretax income from continuing operations was $853,559 in fiscal 1999, of which $476,088 was from CRA and $377,471 was from rental real estate and receivables operations. However, the latter benefited from a $1.1 million gain from the sale of real estate and a $279,000 gain on the sale of marketable securities. Hence, on a fully-costed basis, PSF's non-CRA operations generated a loss of over $1.0 million in fiscal 1999 when one eliminates the gains on real estate and securities.

PSF's pretax income from continuing operations rose substantially during the nine months ended April 30, 2000 to $691,000 from $396,000 during the comparable year-earlier period. Excluding gains on real estate and securities, PSF had a pretax loss of $210,000 during the interim period of 2000 compared to a loss of $507,000 during the nine months ended April 30, 1999. Most of this $297,000 year-to-year improvement is due to increasing profits from CRA, higher rental income from the Broadmoor Apartments and rental income from the Cornerstone Office Building.

In our opinion, due to the changing composition of PSF's business during the past few years and the impact of several significant non-recurring items, the Company's historical consolidated income from continuing operations may not necessarily be indicative of future prospects. We believe the Company's future prospects include higher income from the increased activity of CRA (with this activity limited by the funds available to CRA), lower losses from PSF's rental real estate operations due primarily to greater occupancy/rents at the Broadmoor Apartments and modest gains from the sale of development property. The gains from the sale of the Nevada-Holland parcels should be partially offset by losses on the Crest lots.

The operations of Birdies Golf Center are segregated in Table III as discontinued operations. Birdies was consistently unprofitable during the fiscal 1996 through fiscal 1998 period, and losses widened in fiscal 1999 due to the liquidation of assets.

PSF's historical income available to common shareholders is negatively impacted by dividends paid on the outstanding preferred stock as well as the accretion of discount on preferred stock. Most of PSF's preferred stock has now been redeemed, so ongoing preferred dividends should be well below those of past years. The mandatory redemption provisions of the preferred shares were also eliminated during fiscal 1999. Since the remaining preferred stock is now considered part of PSF's permanent capital, there will be no future charges for the accretion of the discount from face value.

PSF's income per common share has benefited from a gradual decline in weighted average common shares outstanding. The number of outstanding common shares dropped significantly between fiscal 1997 and fiscal 1999 due to the settlement of the minority shareholder lawsuit in January 1998 (resulting in the redemption of 408,419 common shares) and the redemption of another 200,000 shares from the Guthrie Family Limited Partnership on July 31, 1998.

In summary, CRA experienced substantial growth in fiscal 1999. Assuming ongoing demand for bridge financing and the continued availability of funds, CRA should continue to generate an ongoing level of net interest income and loan/service fee income. CRA's revenues and profits continued to show healthy growth through the first nine months of fiscal 2000. In contrast, even excluding Birdies Golf Center, the Company's rental real estate activities have historically been unprofitable when one excludes gains on the sale of properties. David Guthrie believes the chronic poor financial performance of PSF's rental operations is attributable both to low rents in the Spokane market and high general and administrative costs. However, it appears losses from rental operations began to decline during fiscal 1999 and showed continued improvement through the first nine months of fiscal 2000.

CASH  FLOWS

A review of PSF's consolidated statements of cash flows can provide added insight into the Company's operations. Table IV illustrates PSF's statement of cash flows from operating activities, investing activities and financing activities during the past six years. The cash flows from operating activities highlight the substantial depreciation and amortization charges contained within the income statement. As noted, depreciation on real property is often eliminated when measuring the financial performance of a real estate holding company although we note that improvements do actually experience economic depreciation (i.e., physical wear and tear). The substantial gains on the sale of real estate and other assets are also highlighted in the cash flow statement. The cash flows from investing activities illustrate the funds received from the sale of real estate as well as the funds expended for additional capital assets such as property and equipment. The statement also highlights the significance of CRA. The sizable increase in real estate loan activity in fiscal 1998 and fiscal 1999 is directly related to CRA. PSF loaned $18.5 million during fiscal 1999 compared to $6.5 million in fiscal 1998 and $1.5 million in fiscal 1997. The offset to the lending activity is the amount of short-term funds borrowed. PSF's net borrowings under its line of credit agreements increased $7.3 million in fiscal 1999 compared to a $1.2 million increase in fiscal 1998. In contrast, the sale of long-term debentures (with fixed interest rates rather than variable interest rates) has become a less important source of funds for PSF. Redemptions of preferred and common stock have also been significant during the past three years. The total amount of the redemptions is significantly greater than the amount shown on the cash flow statement because a portion of the redemptions were not paid in cash.

BALANCE  SHEET

Table V illustrates PSF's balance sheet over the last five years. As an overview, PSF's assets consist primarily of real estate-related receivables, rental real estate, and property held for development and sale. The changing composition of PSF's receivables portfolio has been noted. The portfolio of long-term, fixed-rate real estate receivables has gradually declined, as the Company has not acquired new receivables in the secondary market to replace those that matured. Most new long-term receivables added during the past few years have been in conjunction with the sale of PSF-owned real estate that was seller-financed.

The composition of PSF's loan portfolio as of April 30, 2000 was previously detailed in Table I. Of the $20.8 million carrying amount of the portfolio as of that date, $16.0 million represented short-term, variable-rate receivables of CRA while $4.8 million represented longer-term, fixed-rate receivables of PSF. Most CRA loans have maturities of 12 to 24 months, carry a variable interest rate of approximately prime plus 3.5% and are payable interest-only until due. The longer-term loans of PSF generally carry fixed interest rates of 8.0% to 10.5% and are payable in fixed monthly payments of principal and interest until due. Loans with conservative interest rates were acquired at a discount to face value.

PSF's long-term receivables declined significantly during the year preceding the appraisal date. A $1.6 million real estate contract relating to the sale of the Evergreen Town House Apartments was paid in full in October 1999 while a $740,000 receivable relating to the sale of the North Riverbank property was repaid in June 2000. These funds will likely be invested in additional receivables of CRA.

The composition of PSF's rental properties has also changed over the years. PSF's investment in rental properties as of April 30, 2000 was previously detailed in Table II. As of that date, PSF owned seven rental properties. One property, the Bank Branch Building, was sold in August 1999 but was replaced by the Apex Physical Therapy Building that was completed in March 2000. The three most valuable properties (based on cost) are the Peyton Building, the Hutton Building and the Pier One Building. A comparison of the estimated market values of PSF's rental properties to their April 30, 2000 net book values is included later in this report.

PSF previously had a sizable investment in Birdies Golf Center. However, that investment in real property has since been shifted to the Cornerstone Office Building, Apex Physical Therapy Building (both included with rental property) and the Cornerstone Office Park (aka Nevada-Holland property), which is included with property held for sale and development. Besides the Cornerstone Office Park, the other properties held for sale and development are The Crest residential development and the undeveloped land held near Auburn, Washington.

Details of the cost of these properties were previously included in Table II. In addition to cash of $586,692 as of April 30, 2000, PSF has a portfolio of marketable securities. According to management, the market value of the portfolio as of the appraisal date was not significantly different than cost of $41,724. As of that same date, PSF owned vehicles and equipment with a depreciated book value of $29,160. The vehicles and equipment are heavily depreciated and do not include the furniture and fixtures associated with the rental properties. The net book value of the furniture associated with the rental properties was $586,806 as of April 30, 2000, the majority of which is attributable to the Broadmoor Apartments. "Prepaid and other assets" of $202,342 include the $66,667 unamortized portion of the $125,000 non-compete covenant that was issued in connection with the settlement of the minority shareholder litigation.

In summary, PSF had total assets of $39.0 million as of April 30, 2000. Of this, $20.8 million (53.39%) was real estate receivables, $15.0 million (38.5%) was rental properties and $1.9 million (4.8%) was property held for sale and development.

The liability side of the balance sheet suggests a trend toward higher leverage because of the increasing importance of CRA. CRA's lending activities are generally matched on a dollar-for-dollar basis with short-term borrowings on PSF's credit lines. While this makes for a leveraged balance sheet, CRA earns significant income on the interest rate spread and on its related loan/service fees. PSF's notes payable to banks increased to $16.5 million (42.2% of total liabilities and equity) as of April 30, 2000, up from $6.6 million (21.5%) as of July 31, 1998.

PSF's major source of short-term funds is its $11.0 million credit line with U.S. Bank of Washington. Interest is charged at the prime rate plus 0.25%. The credit line is personally guaranteed by Wayne Guthrie. PSF has an $8.0 million credit line with Western Bank at an interest rate of prime plus 0.25%. This line is guaranteed by both Wayne Guthrie and David Guthrie. PSF has a third credit line with Sterling Savings Bank for $7.5 million at an interest rate of the Bank of America Reference Rate plus 0.25%. This line is also personally guaranteed by Wayne Guthrie and David Guthrie. Borrowings on these credit lines as of April 30, 2000 are detailed below:

     As  of  April  30,  2000
     ------------------------
     Notes  Payable  to  Banks
          U.S.  Bank  of  Washington          $  5,860,178
          Western  Bank                          6,301,476
          Sterling  Savings  Bank                4,296,879
                                              -------------
               Total                          $ 16,458,533

The notes payable to banks are collateralized by the receivables of CRA and also by the equity that PSF has in its rental properties. According to management, certain of the Company's rental properties that were once owned free and clear of any mortgage debt have recently been used as collateral to obtain additional bank financing to fund the continued growth of CRA.

Other installment contracts and mortgage notes payable totaled $3.3 million as of April 30, 2000. These contracts include a variety of notes payable with interest rates ranging from 7.0% to 9.0%. Approximately $199,595 of these notes were payable to Wayne Guthrie. The notes are collateralized by various properties. As of the same date, PSF had demand notes of $120,682 that were payable to related parties.

PSF's major source of long-term financing was historically its debenture bonds. Since 1969, the Company has issued unsecured investment bonds to Washington state residents under the Securities Act of Washington. The bonds have original maturities ranging from one to 10 years and interest rates that vary depending upon the maturity. As of the end of fiscal 1999, interest rates on the debenture bonds ranged from 6.0% to 11.0%; the weighted average interest rate was 8.3%. PSF's outstanding debenture bonds totaled $9.8 million as of April
30,  2000  (25.0%  of  total  liabilities  and  equity).

PSF's total liabilities were $31.6 million as of April 30, 2000, up from $23.8 million as of July 31, 1998. Nearly all of the increase was attributable to higher short-term borrowings to finance the activities of CRA.

In fiscal 1995, PSF issued 10,400 shares of $100 par value redeemable Class A preferred stock. The shares were issued at a 50% discount to par value. It was mandatory for the Company to redeem all of the shares within 10 years of issuance. A total of 7,400 shares were redeemed in recent years, including 4,000 shares in fiscal 1999. In February 1999, the shareholders voted to eliminate the mandatory redemption provisions of the preferred stock. The 3,000 preferred shares that remained outstanding were reclassified to stockholders' equity as part of the Company's permanent capital.

PSF's total stockholders' equity was $7.4 million as of April 30, 2000. Of this amount, $300,000 was for the preferred stock, which has a liquidation preference of par value plus accumulated and unpaid dividends. The equity attributable to common stock was $7,128,568, or $6.26 per share based on 1,139,551 total outstanding common shares as of April 30, 2000.

A summary of changes in PSF's equity is contained in Table VI. The major item impacting equity in recent years was the significant redemption of common stock in fiscal 1998. During that year, PSF redeemed nearly $2.3 million of common stock. The redemptions were attributable primarily to the settlement of the minority shareholder lawsuit in January 1998 (408,419 shares) and the redemption of 200,000 common shares held by the Guthrie Family Limited Partnership in July 1998. The former transaction was for an average of $4.14 per share while the latter transaction was at $2.50 per share. Due in part to the significant redemptions in fiscal 1998 and the additional borrowings of CRA in fiscal 1999, PSF's stockholders' equity accounted for 18.3% of total liabilities and equity as of April 30, 2000 compared to 30.0% at the end of fiscal 1997.

FINANCIAL  RATIO  AND  COMPARATIVE  INDUSTRY  ANALYSIS

     Financial ratios are often used as part of a company's financial analysis. The ratios can identify improving or deteriorating trends in a company's profitability, financial position, etc. In PSF's case, the Company's historical profits have been significantly impacted by seemingly non-recurring items like gains from the sale of assets, litigation expenses, etc. Further, the primary contributor of ongoing profits is a subsidiary that was formed in fiscal 1998.
The growth of CRA substantially impacted PSF's income statement and balance sheet in fiscal 1999. For these reasons, we did not believe an historical financial ratio analysis would be particularly enlightening for PSF.

Similarly, a comparative industry analysis is also oftentimes utilized to help gauge a company's financial strengths and weaknesses relative to "industry norms." PSF is difficult to classify into an industry category since it is a combination finance company, real estate holding company and property development company. Accordingly, a so-called "comparative industry analysis" was not undertaken.

                         SUMMARY OF SIGNIFICANT FINDINGS

     The prior sections discussed the economic/industry conditions, company position and financial characteristics surrounding Pacific Security Financial, Inc. The following provides an overview of those factors that are most likely to have an impact on value.

ECONOMIC/INDUSTRY  FACTORS

1. The Spokane area grew rapidly during the early- to mid-1990s due in part to in-migration from the Puget Sound area of Washington and southern California. Economic growth moderated during the second half of the 1990s to a level that approximated longer-term norms.

2.     Due  to  diversification  efforts  that  decreased   the  dependence   on
resource-based industries, future growth is expected to be less cyclical than in the past. The near-term outlook is for slow, steady growth.

3. According to a recent real estate report by Terra Property Analytics, the Spokane office market is relatively strong. Occupancy rates in the Central Business District are between 90% and 95% for average- to good-quality buildings. Office vacancy rates are somewhat higher in suburban markets.

4. Rental rates for Class A office space are still reportedly too low to justify the cost of construction in the CBD. Increasing employment is expected to generate the demand required for the development of a moderate amount of new office space in the near term.

5. There is expected to be a moderate increase in demand for retail, office and warehouse/light industrial buildings, primarily in the suburban areas.

COMPANY  FACTORS

1. PSF traces its beginnings to the 1940s when Wayne Guthrie founded a predecessor company, Guthrie Construction. Pacific Security was formed in 1957. PSF merged with Security Savesco, Inc. in 1985. Security Savesco had "public" shareholders dating back to its bankruptcy reorganization in 1971. However, there has never been an active market for PSF stock.

2. Two of Wayne Guthrie's sons managed the Company for a short time during the late-1980s and early-1990s. Certain property held for future development was acquired during this period. Wayne Guthrie resumed primary management responsibilities in 1991.

3. Competitive conditions in the secondary mortgage market increased during the early-1990s, and PSF began to focus more heavily on its rental properties and less heavily on its lending activities. The Company also began to develop its property holdings.

4. PSF was involved in a protracted lawsuit with "minority shareholders" (i.e., Wayne Guthrie's children from a prior marriage) from 1992 through 1997. Most major management decisions were put on hold while the lawsuit was ongoing. The dispute was settled prior to trial in January 1998. The settlement required the Company to redeem the PSF common stock held by the plaintiffs and to pay their related legal expenses. David Guthrie assumed operating control in January 1998.

5. PSF developed one of its investment properties into Birdies Golf Center. The project was completed in fiscal 1996, but was never profitable. Management opted to close this operation in December 1998. The building was converted to an office building, and the surrounding property is being developed into Cornerstone Office Park. A second Company-owned office building is planned for this site.

6. PSF's other ongoing development project is The Crest, a residential development in south Spokane County. A majority of the available lots had been sold as of the appraisal date.

7. The major development impacting PSF during the past few years was the formation of its Cornerstone Realty Advisors subsidiary in March 1998. CRA is involved in providing bridge financing on commercial construction projects that cannot obtain conventional financing. As of the appraisal date, CRA had grown to be the major contributor to PSF's income.

8. PSF's commercial lending activities and real estate development activities are both relatively new. The Company's main business historically was in acquiring long-term real estate contracts in the secondary market and owning/managing rental properties such as office buildings. PSF's portfolio of purchased real estate contracts has gradually declined over the years; most long-term receivables are from past sales of Company properties that were seller-financed. PSF has had ongoing sales of property during the past few years. However, the purchase and sale of property (and the development of property) is not PSF's primary business.

9. Prior to forming CRA, the Company's major business was owning/managing it rental properties. As of the appraisal date, PSF owned nine rental properties - three office buildings, five office/commercial buildings (including two purchased in July 2000) and one apartment complex. One build-to-suit building was completed in the Cornerstone Office Park in March 2000. Management was planning construction of a speculative office building at this site. Development properties included The Crest, Cornerstone Office Park and one additional parcel of undeveloped land.

10.     PSF  had  21  employees  as  of  the appraisal date.  Most employees are
involved  with  the  management  and  maintenance   of  the  rental  properties.
Approximately  three  employees  are  those  of  CRA.

11. CRA's marketing area includes the western United States. Its business is dependent not only on commercial construction activity but also on the availability of funds. CRA's activities are financed through bank lines of credit. Collateral is provided not only by the specific project but also by the rental properties of PSF and the personal guarantees of major shareholders.

12. Wayne Guthrie remains as PSF's Chairman but is no longer actively involved in day-to-day operations. Management is headed by President David Guthrie, Vice President Kevin Guthrie, CFO Don Migliuri and CRA President John Lloyd.

13. Although there is no one controlling shareholder, members of the Guthrie family collectively own nearly 85% of the outstanding common stock. The remaining 15% is owned by numerous minority shareholders, most of whom originally held shares in Security Savesco, Inc. There are also 3,000 shares of preferred stock outstanding. The preferred stock is owned entirely by Wayne and/or Constance Guthrie and has a liquidation value of $300,000.

14. There is no market for PSF's common stock. Since 1990, the Company has had a standing offer to acquire any shares held by unaffiliated shareholders at $1.55 per share. The settlement of the lawsuit with minority shareholders in January 1998 resulted in the redemption of a large block of stock for aggregate consideration totaling $4.14 per share. Another large redemption of Guthrie family stock occurred on July 31, 1998 at a price of $2.50 per share. Beginning in April 2000, the Board increased the standard redemption price to $3.00 per share.

FINANCIAL  FACTORS

1. PSF's financial statements have been restated to reflect Birdies Golf Center as a "discontinued operation." Continuing operations consist of owning/managing rental property, owning a portfolio of long-term real estate receivables and the commercial lending activities of CRA.

2. The Company's rental operations appear to make a positive contribution to consolidated income and a larger contribution to cash flow in that they include substantial depreciation/amortization charges. Rental operations are not profitable with costs on a fully-allocated basis, although it appears that losses were reduced in fiscal 1999 and through the first nine months of fiscal 2000.

3. CRA has grown significantly since being formed in March 1998. The majority of PSF's consolidated income from continuing operations was from CRA. CRA does not suffer from interest rate risk. Its commercial loans and its source of funds are both tied to fluctuating market interest rates, thereby guaranteeing a steady interest rate spread. CRA's net interest income and loan fees should provide an ongoing source of income to PSF.

4. PSF has recognized substantial gains on the sale of real estate in past years. These have had a major positive impact on the Company's income. However, future gains should be isolated to those resulting from the two property development projects that were ongoing as of the appraisal date. While PSF's future income should benefit from the ongoing income of CRA, it should not benefit from gains on property sales nearly to the extent as in the past.

5. PSF has also benefited from intermittent gains on the sale of marketable securities. These should also be considered non-recurring, rather than as a source of ongoing income. The major non-recurring expense impacting the Company in recent years was the litigation fees associated with the minority shareholder lawsuit.

6. Executive compensation has been reasonable. Due to incentive compensation, the compensation of CRA President John Lloyd was above that of David Guthrie and Kevin Guthrie in fiscal 1999.

7. The income available to minority shareholders was negatively impacted by preferred dividends and the accretion of the discount to face value of the preferred stock stemming from its mandatory redemption requirements. However, most of the preferred stock has now been redeemed and the mandatory redemption requirements have been eliminated. The number of outstanding common shares has also declined during the past few years due in part to major redemptions in January 1998 and July 1998.

8. PSF's assets consist primarily of real estate-related receivables, rental real estate, and property held for development and sale. The composition of the receivables portfolio has shifted more heavily toward the short-term receivables of CRA. PSF's portfolio of third-party receivables acquired in the secondary market has gradually declined.

9. As of April 30, 2000, CRA's receivables totaled $16.0 million. Most have a maturity of 12 months and a variable interest rate of prime plus 3.50%. PSF's portfolio of long-term receivables totaled $4.8 million. These notes carry fixed interest rates ranging from 8.0% to 10.5%. Those notes with conservative coupon rates were purchased at a discount to face value.

10. The total net book value of PSF's seven rental properties (and related furniture and improvements) was $15.1 million as of April 30, 2000. According to management, the appraised values of some of these properties are well above net book value while others are worth less than book value. The cost of PSF's three properties held for sale and development was $1.8 million.

11. The Company's remaining assets are modest in comparison. They include cash, marketable securities, vehicles and equipment, prepaid expenses and other assets, including a covenant not to compete.

12. PSF's liabilities consist primarily of borrowings on its bank credit lines that are used to finance the operations of CRA. The Company has a total short-term borrowing capacity of $26.5 million with three banks, of which $16.5 million was outstanding as of April 30, 2000. The credit lines are personally guaranteed by Wayne Guthrie and/or David Guthrie.

13. The major source of long-term financing is debenture bonds sold through a series of offerings to Washington state residents. As of April 30, 2000, PSF had total borrowings on the debenture bonds of $9.8 million. Other long-term liabilities include installment contracts, generally secured by specific properties.

14. As of April 30, 2000, PSF had 3,000 shares of preferred stock outstanding with an aggregate liquidation value of $300,000. The book equity attributable to common stock was $7,128,568, or $6.26 per share based on 1,139,550.58 total outstanding common shares.

                         APPRAISAL OF FAIR MARKET VALUE

OVERVIEW

There are numerous factors that should be considered in determining the value of a business or business interest. Some of these factors were previously noted as part of Internal Revenue Service Revenue Ruling 59-60. Additional factors must also be examined depending on the circumstances.

The three general valuation approaches used by appraisers of real property, machinery and equipment, personal property, etc. are the cost approach, the income approach and the market approach. With some modification, business valuation approaches also fit into these three general categories. In many cases, more than one approach is used and the resulting value conclusions are contrasted. The appraiser must then justify why some approaches are more relevant than others in the specific situation and reconcile the different value estimates to a single opinion of value.

In business valuation, the "cost approach" is often termed an adjusted net asset approach. This approach values the equity of a company by valuing its individual assets and liabilities at their respective fair market values. An adjusted net asset approach is generally most appropriate when valuing "holding companies" or operating companies that are capital-intensive, have highly unpredictable earnings or are contemplating liquidation.

An "income approach" is generally preferred when valuing an "operating company" that is expected to continue as a going concern. In this approach, the value of a company is the present value of its projected future income (or cash flow). The approach is applied by either discounting a long-term forecast of future cash flows to the present by a required rate of return or, alternatively, by capitalizing the company's current income-generating capacity by a capitalization rate, the latter defined as the required rate of return minus a long-term growth rate.

The third approach is the "market approach." This approach values the subject business interest by comparisons with similar business interests that have "known" values based on recent transactions. The market approach can be based on comparisons of income, cash flow, net assets, sales, dividends or other financial variables. The market approach is often the most convincing way to determine fair market value. The practical problem with applying a market approach is in finding market "comparables" or guideline companies that are similar enough to the subject company to provide valid conclusions.

The adjusted net asset and market approaches were the two primary methods of determining the fair value of the common stock of PSF. Two variations of an adjusted net asset approach were examined - one based on the estimated economic value of the assets and one based on the net realizable (or orderly liquidation) value of the assets. Several variations of the market approach were examined including market data from publicly-traded real estate investment trusts ("REITs"), publicly-registered real estate partnerships, acquisitions of public REITs and liquidations of publicly-registered partnerships. The market approaches considered value conclusions based on funds from operations, dividends and net asset value.

ADJUSTED  BALANCE  SHEET

An adjusted net asset approach replaces the cost-based "book value" of a company's assets and liabilities with estimates of their current economic value. Common adjustments to assets include those for marketable securities, doubtful receivables, LIFO inventory accounting, appreciated real property, overly-depreciated machinery and equipment, investments and/or "nonoperating assets." Typical adjustments to liabilities include ones for long-term debt, deferred income (or capital gain) taxes and contingencies.

PSF's most recent balance sheet is as of April 30, 2000. There would be no adjustment for cash and cash equivalents of $586,692.

Various receivables account for the largest portion of PSF's assets. As detailed in Table I, the total carrying value of PSF's receivables was $20.8 million as of April 30, 2000. Of this amount, $16.0 million was the relatively short-term (one to two years) receivables of CRA. The typical interest rate is prime plus 3.50%, although it can be higher or lower based on specific circumstances. The typical loan-to-value ratio is 75%. Since these loans were recently negotiated between unrelated parties, we believe their terms should be representative of fair market rates, suggesting that the carrying amount of the notes is reflective of their fair market values.

The longer-term mortgage contracts are conceptually more difficult. These are fixed-rate notes with longer maturities. These individual notes were also previously detailed in Table I. Although the interest rates differ, management believes that, when taken as a whole, the aggregate fair market value of the long-term receivables portfolio is consistent with its carrying value. Certain notes carrying low coupon rates were acquired at a discount to face value. The unamortized portion of the discount is reflected in the current carrying value. According to management, the yield to maturity of these loans is in line with current market rates.

In considering the estimated market value of PSF's loan portfolio, we note that, as part of the audit process, management and the auditor are required to disclose the fair market value of financial instruments that are assets or liabilities of the Company. According to the footnotes contained in the most recent audited financial statement, the carrying values of PSF's receivables approximated fair market values as of July 31, 1999. PSF historically carried little or no loan loss reserve. During fiscal 2000, management instituted a $20,000 loan loss reserve for PSF's long-term receivables and a $30,000 loan loss reserve for the receivables of CRA. The amounts carried on the books are net of the loan loss reserves. Management believed the loan loss reserve of $50,000 was adequate as of April 30, 2000; however, the reserve might be increased at the end of the July 2000 fiscal year. In conclusion, we believe the aggregate net book value of PSF's contracts, notes and mortgages receivable was consistent with their aggregate market value as of April 30, 2000. Details of the cost, accumulated depreciation and net book value of PSF's rental properties were contained in Table II. The market values of the properties were based either on an independent appraisal or the estimates of management. The value of the Peyton Building was based on a May 1999 appraisal by Andrew T. Robinson, MAI, of Terra Property Analytics, LLC that was prepared for Western Bank. At the time of his inspection, the third floor was vacant and "in a shell condition in anticipation of a new buildout for a larger tenant." Mr. Robinson provided value conclusions on an "as is" basis and upon reaching "stabilization" with the third floor remodel complete and occupied. The "as is" value as of April 26, 1999 was $3,230,000 while the stabilized value in May 2000 was estimated at $3,750,000.

According to management, the remodel of the third floor was in process as of April 30, 2000 (the date of our most recent financial statement). The costs to complete the third-floor remodel were estimated at $200,000 to $250,000. By our July 2000 appraisal date, PSF had not secured a major tenant for the third floor. Management had decided to relocate PSF's fifth-floor offices to the third floor and renovate the fifth floor. These remodeling costs were also estimated at $200,000 to $250,000.

In conclusion, it was estimated by management that it would cost at least $400,000 to bring the Peyton Building to the "stabilized" condition assumed in the appraisal. Accordingly, we estimated a reasonable market value at $3,350,000 - the appraised stabilized value of $3,750,000 minus remodeling costs of $400,000. The estimated market value of $3,350,000 was $1,066,613 below the net book value of the property of $4,416,613 as of April 30, 2000. It should be noted that the net book values of the properties include improvements such as carpeting, lighting, etc.

The Hutton Building was appraised by Timothy Overland of Terra Property Analytics, LLC in August 1999. The appraisal was prepared for Sterling Savings Bank. Value conclusions were again given on an "as is" and "prospective stabilized" basis. In this instance, the different value conclusions were due to the fact that the building was only 90%-leased and had an above-average number of month-to-month tenants at conservative rents. The "as is" value was $3,310,000 as of August 3, 1999 while the "prospective stabilized" value in February 2000 was estimated at $3,370,000. We utilized a value of $3,350,000, which was $113,383 below net book value of $3,463,383 as of April 30, 2000. The value of the Broadmoor Apartments was based on a September 1998 appraisal by Philip Steffen, MAI, of Palmer, Groth and Pietka, Inc. that was prepared for U.S. Bank of Washington. The building was in the process of substantial renovations in September 1998. Occupancy was low and was expected to remain low during the remodeling process. Values were again given on an "as is" and "stabilized" basis following the remodel and assuming fuller occupancy. The stabilized value projected in March 2000 was $2,850,000. The "as is" value in September 1998 was $2,365,000. The latter was calculated by reducing the stabilized value by the cost of remaining renovations, absorption costs, lost profits during the renovation period, etc.

According to management, the remodel of the Broadmoor Apartments was nearly complete as of April 30, 2000; management estimated it might cost $50,000 to gradually renovate the remaining units. Hence, the estimated market value was based on the appraised "stabilized" value of $2,850,000 minus $50,000. The estimated market value of $2.8 million was $1,606,207 greater than net book value as of April 30, 2000.

The value of the Pier One Building was based on the estimate of management. PAG did not independently verify the reasonableness of management's opinion. Management's concluded value of $3,313,926 as of June 2000 was based on the income approach by applying a capitalization rate of 9.50% to estimated net operating income of $314,823. The estimated market value of the property exceeded net book value of $3,082,735 by $231,191.

The value of the AT&T Wireless Building was based primarily on an August 1997 appraisal by Shawn Kyes, MAI, of Kyes & Associates for U.S. Bank of Washington. The concluded value at that time was $1,150,000. Based on updated information, management estimated the value in June 2000 at $1,097,247, or $394,989 above net book value of $702,258. We note that the 10-year lease on this property expires in August 2001.

The value of the Cornerstone Office Building was based on a July 1999 appraisal by Michael Sprute, MAI, prepared for Washington Mutual Bank. Assuming it would take three months to lease the remaining 25% of the building, the "stabilized" value in October 1999 was estimated at $1,150,000; the "as is" value was marginally less at $1,135,000. Since the building is now fully leased, we believe the "stabilized" value is most appropriate. The estimated market value of $1,150,000 was $409,220 below April 30, 2000 net book value of $1,559,220.
This building is the converted Birdies Golf Center, which helps explain why market value is below cost.

The value of the Apex Physical Therapy Building was based on an April 2000 appraisal prepared by Michael Sprute, MAI, for United Security Bank. Mr. Sprute gave equal consideration to the cost, sales comparison and income appraisal approaches. The concluded value was $695,000, or $104,900 above PSF's net book value for the recently-completed building of $590,100.

PSF was actively marketing The Crest residential properties as of the appraisal date. As of April 30, 2000, the Company had sold 15 parcels. A total of nine parcels remained available. The aggregate gross value (asking price) of the nine remaining parcels was $762,500. Management estimates selling costs at 10%, leaving a net realizable value of $686,250.

According to management, it might take two or three years to sell the balance of the parcels. The funds would be used either to make new CRA loans or to reduce borrowings on the credit line. The marginal cost of the latter is 10.0%. Assuming the remaining parcels are sold gradually over 30 months, the present value of the sales proceeds are $604,976 based on a discount rate of 10.0%. The net book value of the remaining Crest lots was $871,118. It is not surprising that the estimated market value of the remaining Crest lots is below cost. The three Crest lots sold thus far in fiscal 2000 were all at a loss. Management plans to write the cost of these properties down to their estimated market value at the end of fiscal 2000.

Cornerstone Office Park consists of 12 acres of raw land that was once part of the Birdies Golf Center. The surrounding area is developing rapidly. Two of the original 12 parcels had been sold as of April 30, 2000. Two more parcels were sold subsequent to this date for an aggregate sales price of $474,123. The aggregate asking price of the eight remaining lots was $1,522,758. Management estimated the aggregate market value of the eight unsold parcels at 5% below the listed price. The net realizable proceeds to the Company were reduced 8% for selling and other expenses. The resulting net value was $436,193 for the two lots sold in May 2000 and $1,330,891 for the eight unsold lots. The latter made no provision for the estimated three-year selling period. Assuming an opportunity cost of 10.0% and equal sales over 36 months, the present value of the eight unsold lots is $1,145,721; the total net market value of the 10 lots available as of April 30, 2000 was $1,581,914.

In addition, the Cornerstone property contains approximately 40,000 square feet of land that is scheduled to be developed into a rental building. The value of the land was based on the April 2000 appraisal of the Apex Physical Therapy Building by Michael Sprute. The land value conclusion in that appraisal was $5.10 per square foot. The total market value of the land was estimated at $204,000. When the $1,581,914 estimated net value of the Cornerstone lots is combined with the $204,000 value of the land associated with the new building, the total market value is $1,785,914, or $950,240 above net book value of $835,674.

PSF's remaining property consists of six acres of undeveloped land near Auburn, Washington. The property was appraised at $150,000 in October 1994. The property was previously listed for sale at $180,000, but with no takers. It is currently not being actively marketed. Management believes a reasonable sales price is $155,000. Subtracting excise taxes, fees and commissions of 8%, the net realizable proceeds are estimated at $142,600, or $29,786 below net book value of $172,386.

PSF holds a small portfolio of marketable securities. According to management, the market value of the portfolio was not significantly different than the April 30, 2000 cost of $41,724. PSF's remaining assets consist of a modest amount of vehicles and equipment, a non-compete agreement, prepaid expenses and miscellaneous other items. PSF's vehicles and equipment have not been separately appraised. While the items are heavily depreciated and may be worth something more than net book value of $29,160, we did not believe the adjustment would be material relative to PSF's overall asset value. In our opinion, the $66,667 unamortized portion of the non-compete agreement issued in conjunction with the settlement of the minority shareholder litigation has no economic value and should be eliminated for appraisal purposes. Prepaid and other assets were assumed to be worth book value.

A summary of the net book values and estimated economic values of PSF's various assets is contained in Table VII. The total estimated market value of $40,382,556 was $1,335,716 above net book value of $39,046,840 as of April 30,
2000.

PSF's liabilities consist primarily of short-term notes payable to banks and long-term debenture notes. The $16.5 million of short-term notes payable as of April 30, 2000 was payable to three banks as previously detailed. The notes were floating rate, generally at prime plus 0.50%. The notes were assumed to be worth face value.

Long-term debt consists primarily of debentures payable to Washington state residents with an aggregate face value of $9.8 million as of April 30, 2000. Maturities range from one to 10 years and the weighted average interest rate was 8.3%. In PAG's opinion and that of management, the aggregate market value of the debentures is consistent with face value.

Other long-term borrowings consist of a number of installment contracts and notes payable collateralized by various properties. Interest rates range from 7.0% to 9.0%. In PAG's opinion and that of management, the aggregate market value of these notes was consistent with their face values. Further, in its footnote regarding financial instruments, the auditors indicated that the carrying values of PSF's debentures and installment contracts payable were consistent with their fair values as of July 31, 1999; we presume this has not changed.

PSF's miscellaneous accrued expenses, income taxes payable and other liabilities were assumed to be worth book value. For purposes of this engagement, we believe the preferred stock should be valued at liquidation value. The liquidation value of the 300 outstanding shares of preferred stock was par value of $100 per share plus accumulated but unpaid dividends. Since there were no accumulated but unpaid dividends as of April 30, 2000, the liquidation value of the preferred stock was its aggregate par value of $300,000.

We believe one adjustment is appropriate for the liability side of the balance sheet. In our opinion, deferred taxes should be considered on the net unrealized appreciation in the Company's real property and other assets. If the market values of the properties were realized (which is an implicit assumption in an adjusted net asset approach), taxable gains would be triggered, resulting in a tax liability to the Company. The net realizable value of the assets to the equity holder should be net of related capital gain taxes. In our opinion, if the asset side of the balance sheet assumes that the market value of the assets will be realized, this same assumption should carry through to the liability and equity side of the balance sheet.

We believe our view toward deferred taxes is enforced by Statement of Financial Accounting Standards ("FASB") 115, "Accounting for Certain Investments in Debt and Equity Securities." FASB 115 requires marketable equity securities that are available for sale to be recorded at fair value, with changes in net unrealized gains and losses recorded directly to stockholders' equity. Previously, marketable equity securities available for sale were recorded at cost. For appraisal purposes, the more important aspect of FASB 115 is that liabilities include a provision for the deferred income taxes that would be triggered if the unrecognized gains on the marketable securities were realized. Equity is adjusted by the post-tax effect of the unrealized appreciation, and the effect is clearly labeled in the equity section of the balance sheet with a description such as "net unrealized holding gains on investments." While FASB 115 relates specifically to marketable securities, we believe the logic with regard to the post-tax effect on equity has broader implications.

A similar accounting analogy exists for the use of Last In, First Out ("LIFO") inventory accounting. Companies with large LIFO inventory reserves sometimes show the financial effect of LIFO in footnotes to the financial statements. In our experience, equity is always adjusted by the post-tax effect of the LIFO reserve.

For years, the Internal Revenue Service (and the Tax Court) would not recognize the concept that unrealized taxable gains on assets have a negative impact on the fair market value of the related equity interest. In effect, the IRS's position was to ignore the idea of potential deferred income taxes on trapped-in capital gains. However, in several recent court cases, the Tax Court has begun to recognize the economic reality that potential capital gains taxes would be considered by willing buyers and sellers of various equity interests, especially C corporations. The Tax Court has apparently begun to recognize the validity of the argument that appraisers such as ourselves have been espousing for years. The total net unrealized appreciation on PSF's real property and other assets was estimated at $1,335,716 as of April 30, 2000. Assuming taxes at a marginal federal rate of 34%, the deferred tax liability would be $454,143.

In conclusion, it is our opinion that the adjusted net asset value of the common equity of PSF was $8,010,141 as of April 30, 2000, or $7.03 per share based on 1,139,550.58 total outstanding common shares. The adjusted balance sheet is detailed in Table VII.

ORDERLY  LIQUIDATION  VALUE

In our opinion, a second variation of an adjusted balance sheet is appropriate - one that seeks to estimate the orderly liquidation value of the Company rather than the value as a going concern. In our opinion, the historical and expected future income and cash flow of the Company does not support the "going concern" net asset value for the common equity of $8.0 million. The ongoing return on equity is low relative to the "value" of the investment. When this is the case, the more appropriate adjusted net asset methodology is one of orderly liquidation, wherein the estimated net realizable values from the sale of the Company's assets are substituted for their going concern values.

For companies whose major assets consist of real property, the primary difference in asset values between going concern values and orderly liquidation values are the estimated costs involved in selling the property. Going concern values may include the properties at their appraised fair market values. Orderly liquidation values deduct selling and other expenses to arrive at the estimated net realizable proceeds from the sale of the property. For properties previously sold by PSF, the net realizable value to the Company was below the "sales price" of the property.

There would be no additional adjustment for cash. There would realistically be some broker commissions on the sale of marketable securities. These were estimated at 2% of the market value of the portfolio, or $834.

For the net realizable value of the contracts receivable, PAG relied on the advice of Robert Tessier of Choice Finance, a mortgage broker in Spokane. According to Mr. Tessier, for loans secured by commercial properties, Choice Finance demanded a yield-to-maturity of about 14.0% as of July 2000.

The East Valley Terrace receivable has an interest rate of prime plus 2.0% (11.50% as of the appraisal date), monthly payments (principal and interest) are $9,014, with a balloon due on November 1, 2006. Assuming interest rates remain constant, we estimate the balloon payment at $938,343. The present value of the payment stream, discounted to yield 14.0%, is $839,685.

The $740,000 receivable on the North Riverbank land is payable interest only of $4,933 until due in full on July 1, 2000. It was assumed to be worth face value. According to management, the balance of the contracts of $3,169,280 have an average interest rate of about 10% and an average maturity of about six years. The aggregate face amount of the contracts is $3,216,072. Based on the terms assumed above, average monthly payments would be $59,580. The total present value discounted at 14.0% is $2,891,448, or $277,832 below the carrying value of $3,169,280.

According to Mr. Tessier, the CRA receivables involve more risk. He would price these loans assuming a 14.0% return and a 15-year repayment period. The face value of the contracts is $15,964,842. Assuming an average interest rate of 13.0% (prime plus 3.50%), the monthly payment is $201,994; the present value is $15,167,653 at a discount rate of 14.0%. The estimated orderly liquidation value of the portfolio is 95% of its face value. Alternatively, this could be viewed as increasing the provision for the loan loss reserve.

The total net realizable value of PSF's receivables was $20,119,275, as summarized below:

     Long-Term  Receivables
          East  Valley  Terrace     $     839,685
          North  Riverbank  Land          740,000
          Other                         2,891,448
                                    -------------
               Subtotal                 4,471,133
         CRA  Loans                    15,167,653
         Miscellaneous                    480,489
                                    -------------
               Total                $  20,119,275
                                    =============

The net realizable value of the rental properties is definitely below their appraised market values. Sales commissions, excise taxes and other expenses would all have to be considered. The recent sales of the Southridge Apartments and Bank Branch Building both involved selling commissions of 6.0%, excise taxes of 1.78% and miscellaneous other selling costs.

The relative level of the sales commission is inversely related to the value of the property. According to Andrew Robinson, MAI, of Terra Property Analytics, a reasonable selling commission for the Peyton Building, Hutton Building and Pier One Building (all worth approximately $3.3 million) would be 3% to 4%. Management estimates a commission at 4% to 5%. A point estimate of 4% appeared reasonable. The selling commission associated with the Broadmoor Apartments was estimated at 5% while the commissions associated with the AT&T Wireless Building, Cornerstone Office Building and Apex Physical Therapy Building were estimated at 6%. In all cases, excise taxes and miscellaneous other expenses were estimated at 2.0% of the estimated market values of the properties.

As illustrated below, the difference between the estimated market value and net realizable value of the rental properties was $1,032,216.

                                    Estimated         Net Realizable
                                    Market Value      Value
                                    --------------     --------------
     Peyton  Building               $  3,350,000       $   3,149,000
     Hutton  Building                  3,350,000           3,149,000
     Broadmoor  Apartments             2,800,000           2,604,000
     Pier  One  Building               3,313,926           3,115,090
     AT&T  Wireless  Building          1,097,247           1,009,467
     Cornerstone  Office  Building     1,150,000           1,058,000
     Apex Physical Therapy Building      695,000             639,400
     Additional  Furniture                 5,508               5,508
                                    --------------     --------------
          Total                     $ 15,761,681       $  14,729,465
                                    ==============     ==============

With one exception, the value of the "property held for development and sale" was already based on its estimated net realizable value. The exception is the land associated with the additional building proposed at Cornerstone. Assuming a 6% commission and 2% for expenses, the net realizable value of the land is $187,680 based on an estimated market value of $204,000.

The only adjustment to liabilities is for deferred taxes. The difference between the book value and net realizable value of PSF's assets is now a loss of $888,513. Using identical reasoning as before, the deferred tax benefit is now $302,094. As illustrated in Table VII, the new adjusted net asset value of common equity is $6,542,149 ($5.74 per share). This compares to the figure prior to selling costs of $7.03 per share. The reader should note that our derivation of net realizable value did not include any liquidating discounts that might be appropriate in a situation of financial distress. It only sought to estimate the net proceeds available to the shareholders resulting from the sale of the Company's assets.

ADJUSTMENTS  TO  HISTORICAL  STATEMENTS  OF  INCOME

Adjustments are often required to a company's historical reported income to make the information more useful for appraisal purposes. Typical adjustments include those for unusual accounting practices, nonrecurring items, discretionary items such as executive compensation and the impact of nonoperating assets.

Different adjustments are reasonably required depending on whether a controlling or minority interest in the subject company is being appraised. When valuing a controlling interest, any adjustment that more accurately reflects a company's current earning capacity is relevant. When valuing a minority interest, however, one generally assumes that the current management operating philosophy will remain in place, even if this philosophy may not appear to maximize profits. For appraisal purposes, the difference in income available to a controlling shareholder versus a minority shareholder can sometimes be substantial.

The most common discretionary item impacting a company's income statement is the direct and indirect level of executive compensation. David Guthrie and Kevin Guthrie are the two most highly compensated "related parties." Their average compensation of $109,000 during the past two years did not appear to be unreasonable. John Lloyd, President of CRA, was the most highly compensated employee in fiscal 1999, including incentive compensation based on the financial performance of CRA. Mr. Lloyd is an unrelated party such that his compensation should be considered equivalent to a fair market rate. However, according to David Guthrie, PSF is still a "family" business employing a number of family members. This is one reason why PSF's general and administrative expenses may be above industry norms. PAG did not adjust income for the employment of other Guthrie family members.

Inappropriate discretionary expenditures in prior years were reportedly minimal due in part to the scrutiny connected with the minority shareholder litigation. Similarly, we are unaware of any accounting practices employed by PSF that differ from industry norms.

However, there have been a number of unusual items that have impacted PSF's income statement in recent years. The most obvious is Birdies Golf Center. However, it is now closed, and its historical negative impact on the Company's income has been included as a "discontinued operation."

The most significant items impacting income have been gains from the sale of real estate. The Company has also intermittently recorded gains from the sale of marketable securities. We consider PSF to be primarily in the real estate rental and commercial lending business, not in the property development business. Excluding the Company's two ongoing development projects (The Crest and Cornerstone Office Park), future gains from property sales should not be recurring unless the Company opts to sell one of its rental properties. In our opinion, for purposes of reviewing ongoing income, past gains from the sale of real estate and marketable securities should be eliminated.

The major non-recurring expense impacting the Company in recent years was the $300,000 of professional fees expensed in fiscal 1998 related to the shareholder litigation. A non-compete agreement was signed as part of the settlement. In our opinion, the amortization associated with that agreement should be eliminated as an unusual item. According to management, the protracted litigation also had an indirect effect in that it diverted management's time and energy away from operating the business. However, these costs are impossible to calculate. Finally, the $50,000 expense in fiscal 2000 to create a loan loss reserve was viewed as non-recurring and eliminated.

The adjustments to income are detailed in Table VIII. When the gains from the sale of real estate are eliminated, PSF has been consistently unprofitable from continuing operations. This is true even in fiscal 1999 and through the latest 12 months when CRA made significant positive contributions to income. While CRA is profitable, the summary indicates that the balance of PSF's operations is not. David Guthrie believes that low rents in the Spokane Central Business District and high general and administrative expenses are two reasons for the Company's poor level of ongoing profits.

The adjusted income statement includes income taxes at a consistent 34% federal rate. In this instance, however, income taxes provide a benefit since PSF was consistently unprofitable on an adjusted pretax basis. The historical effect of the preferred stock (i.e., dividends and accretion of the discount) was replaced with the $18,000 of preferred dividends that are payable based on the current amount of preferred stock outstanding. This further increased the loss attributable to common shareholders. The adjusted level of depreciation and amortization was eliminated from both revenues and expenses to arrive at the net cash flow available to common shareholders. Due to the substantial depreciation associated with PSF's rental properties, cash flow was consistently positive even though income was consistently negative.

     A summary of the adjusted data is shown below. The reader should keep in mind that net income and cash flow in all years benefit from the assumed recovery of income taxes. This situation cannot last indefinitely.

                     12 Months                       Years  Ended  July  31,
                       Ended       ----------------------------------------------------
                   April 30, 2000    1999       1998        1997      1996       1995
                   --------------  ---------  ---------  ---------  ---------  --------
Net Income (Loss)
Available to
Common
Shareholders(000s) $      (138)    $    (367)  $  (360)  $  (501)   $  (239)   $  (245)
Cash Flow to
Common
Shareholders  (000s)       493           324       337       214        432        390
Weighted Average
Common Shares (000s)     1,150         1,162     1,591     1,895     1,938       1,961
Per Share:
  Net  Income            (0.12)        (0.32)    (0.23)    (0.26)    (0.12)      (0.12)
  Cash  Flow              0.43          0.24      0.21      0.11      0.22        0.20

     Over the past five years, adjusted earnings per share ranged from a loss of $0.12 per share to a loss of $0.32 per share. Cash flow over this same period ranged from $0.11 per share to $0.43 per share. One encouraging trend is the steadily-increasing cash flow over the past three years. This is due in part to the positive contribution from CRA. Also, it should be noted that the per-share amounts during the past three years are magnified by the reduction in the weighted average number of outstanding common shares.

EXPECTED  FUTURE  INCOME

For the buyer of a business interest, it is expected future income rather than past income that is of primary importance. Adjusted historical operating results are only useful to the extent they aid in predicting future income. In some instances, expected future income can reasonably be projected based on an extrapolation of past trends. In other circumstances, because of dramatically changing conditions in the industry or at the company, historical results may have little or no bearing on expected future results.

The company's budget, developed by management, is often the best indication of near-term prospects. However, the appraiser must make an independent assessment of the reasonableness of the management forecast based on market conditions, past performance, the accuracy of past management projections, etc.

Management does not prepare budgets in the ordinary course of business. However, given the growth of CRA, the higher income from the Broadmoor
Apartments and the additional lease income from the Apex Physical Therapy Building, PAG specifically requested that management provide a forecast for the year ending July 31, 2001. Our historical analysis indicated that, excluding gains on the sale of real estate or other assets, PSF has been consistently unprofitable (although the Company has generated positive cash flow). This was the case even during the last two years when CRA generated a significant amount of income. A near-term forecast is required to determine if the trends of the past are expected to continue.

Management's budget assumes a higher level of rental income due to fuller occupancy at the Broadmoor Apartments and lease income from the Apex Physical Therapy Building. Interest income and loan fees are also budgeted to be modestly higher due to the continued growth of CRA. However, net gains on real estate are budgeted to decline to $200,000, attributable primarily to the Cornerstone lots. Total revenues (exclusive of the amortization of discounts on real estate contracts) are budgeted at $5.9 million, down from a comparative figure of $6.4 million during the 12 months ended April 30, 2000. The lower revenues are attributable solely to lower gains on real estate. The management budget did not include the projected revenues and expenses of the two buildings recently acquired in Boise, Idaho.

Operating expenses are budgeted to increase to $5.9 million from $5.3 million during the latest 12 months. The higher expenses include higher rental expenses (including depreciation), higher interest expense from CRA and higher salaries, general and administrative expenses. Budgeted pretax profits are a loss of $76,000.

However, just as PSF's historical income data was adjusted as appropriate for appraisal purposes, adjustments must also be made to the budget. Specifically, the budget included a $200,000 net gain on the sale of real estate. Excluding gains on the sale of property and an assumed $25,000 of non-compete amortization, the budget calls for a pretax loss of $251,000, somewhat above the adjusted loss during the latest 12 months of $182,237. The budgeted loss may be slightly overstated because the budget did not include income from the amortization of real estate contracts. Assuming a tax refund of $85,000, the net loss is $166,000. The income available to common shareholders is a $184,000 loss after the payment of an $18,000 preferred dividend.

The adjusted level of depreciation/amortization charges is budgeted to increase to $783,000. The cash flow available to common shareholders would be $599,000, up from the adjusted level of $493,000 assumed during the latest 12 months. The cash flow figures are not impacted by the omission of income from the amortization of real estate contracts. Adjusted budgeted cash flow is $0.53 per share based on 1,139,551 total outstanding common shares, up from the similarly-defined figure of $0.43 per share during the latest 12 months.

A  summary  of  the  adjusted  budgeted  income  statement  is shown below:

                                           Year Ending July 31, 2001
                                           -------------------------
     Revenues                              $         5,870,000
     Minus  Gain  on  Real  Estate                    (200,000)
                                           -------------------------
          Adjusted  Revenues                         5,670,000
     Operating  Expenses     5,946,000
     Minus  Non-Compete  Amortization                 (25,000)
                                           -------------------------
          Adjusted  Operating  Expenses             5,921,000
          Pretax  Income  (Loss)                     (251,000)
     Income  Tax  Benefit  @  34%                     (85,000)
                                           -------------------------
          Net  Income  (Loss)                        (166,000)
     Minus  Preferred  Dividends                      (18,000)
                                           -------------------------
     Loss Attributable to Common
       Shareholders                                  (184,000)
     Depreciation/Amortization  -  Net                783,000
                                           -------------------------
     Cash Flow to Common Shareholders      $          599,000
                                           =========================

     Common  Shares  Outstanding                     1,139,551
     Per  Common  Share:
          Income                                         (0.16)
          Cash  Flow                                      0.53

                                 MARKET  APPROACHES

SIMILAR  PUBLICLY-TRADED  COMPANIES

One series of market approaches in business valuation relies on comparisons with equity securities in similar publicly-traded companies, often referred to as "guideline" companies. Since shares in closely-held companies are not readily bought and sold, the closest substitutes are often publicly-traded guideline companies. Share prices of public companies represent the price negotiated between knowledgeable, willing buyers and knowledgeable, willing sellers.

All companies within a given industry should be similarly affected by current economic and industry conditions. The stock prices of publicly-traded guideline companies should implicitly have these common factors built into them. The goal of the appraisal exercise is to determine how shares in a given industry are typically valued in relation to earnings, cash flow, dividends, sales, equity, adjusted equity or some other measure of value.

It is then necessary for the appraiser to identify the subject company's investment strengths and weaknesses relative to the publicly-traded guideline companies and to determine if its proper valuation parameters should be higher, lower or similar to the norm of the publicly-traded companies. Investment strengths and weaknesses are generally measured in terms of growth prospects and risk characteristics, with the latter split between operating risk, financial risk and liquidity risk.

PSF is a difficult company to classify because it is in a number of related businesses. It owns/operates rental real estate (primarily office buildings), holds long-term mortgage receivables, originates short-term bridge financing for commercial construction projects and holds the related mortgage receivable, and is involved in property development. In PAG's opinion and that of management, PSF is most similar to real estate investment trusts ("REITs") that hold both real property and mortgage receivables. These are known in the trade as "hybrid" REITs.

To our knowledge, the best information published on publicly-traded REITs is contained in Realty Stock Review. Realty Stock Review regularly publishes investment information on a number of publicly-traded REITs. Based on our experience, REITs are valued based on a combination of their dividend, funds from operations (defined as pretax income before gains/losses on asset sales and depreciation) and adjusted net asset value ("NAV"). In calculating the NAVs of publicly-traded REITs, the market values of the companies' assets are replaced with estimated market values, with the latter based on the opinions of independent security analysts, company management or actual appraisals.

Realty Stock Review issues "comprehensive REIT listings" quarterly. However, some of the companies listed in the "comprehensive" list are not regularly followed because the companies are small or have incomplete financial data, such as an estimate of adjusted NAV. The most recent comprehensive listing contained in Realty Stock Review covered 199 REITs, of which 165 were "equity" REITs, 24 were "mortgage" REITs and 10 were "hybrid" REITs. Of the 10 "hybrid" REITs, only four were followed on a continuing basis. All four of these REITs were in the "healthcare" sector. PSF would most closely resemble REITs in the "office" sector since the majority of the Company's real estate holdings are office buildings. There were no "hybrid" REITs in the "office" sector. Table IX lists relevant financial information on the four "hybrid" REITs, the 12 "office" equity REITs and the 10 "mixed office/industrial" REITs followed by Realty Stock Review.

FUNDS  FROM OPERATIONS.  Table IX lists information on the REITs' estimated 2000 funds from operations ("FFO") and on their projected FFO in 2001. In our opinion, since the financial markets are forward-looking, the valuation multiples based on projected 2001 FFO are more relevant. Also, due to changes at PSF, its ongoing operating results projected in fiscal 2001 are expected to continue the positive trend of the past two years. As of July 14, 2000, the 12 "office" REITs were selling at an average price/projected 2001 FFO multiple of
8.1 times and a median multiple of 8.0 times. A representative multiple for the four "hybrid" REITs was 4.2 times. A representative multiple of the 10 office/industrial REITs was 8.1 times.

We can fine-tune this approach to a subset of the market data that is more similar to PSF. Based on our past experience, size and leverage are two factors that influence an individual company's relative appraisal multiples. Small size and a high degree of leverage generally both serve to lower valuation multiples. In this instance, however, there did not appear to be a reasonable correlation between size and valuation multiples since the smallest of the REITs (based on total market capitalization) were trading at FFO multiples that were consistent with the average for the group as a whole.

However, there did appear to be a rational relationship between multiples and leverage. Excluding the hybrid REITs, four of the office or office/industrial REITs had debt that exceeded 50% of total market capitalization. PSF is more highly leveraged than any of these companies. The median price/projected FFO multiple of these four companies was 6.4 times. We have excluded the hybrid REITs from our analysis since it appears that their conservative valuation multiples relate to the fact that they are all in the healthcare field rather than to the fact that they are hybrid REITs.

In conclusion, if PSF were a publicly-traded REIT, we believe the market data suggests that it would be valued at 6.5 times to 7.0 times projected 2001 FFO. In our opinion, a reasonable multiple is 6.8 times, representing an approximate 15% risk discount from the market norm of about 8.0 times. The comparative risk discount is attributable to PSF's smaller size, lack of geographic diversification, leveraged financial position and lack of management depth. Also, we believe one additional adjustment should be made to PSF's budgeted FFO. The publicly-traded REITs do not include a provision for income taxes. Excluding the assumed tax benefit of $85,000 reduces PSF's budgeted fiscal 2001 FFO to $514,000, or $0.45 per share. Assuming a multiple of 6.8 times, the publicly-traded equivalent value would be $3.06 per share based on projected fiscal 2001 FFO of $0.45 per share.

A similar approach can be used based on PSF's cash flow during the LTM. For this comparison, the relevant multiples are those based on the estimated 2000 FFOs of the publicly-traded REITs. A representative price/estimated 2000 FFO multiple of the 12 office REITs was 8.8 times; a representative multiple of the office/industrial REITs was also 8.8 times. The median multiple of the four leveraged companies was 7.0 times. In our opinion, a reasonable multiple for PSF is 7.5 times. Excluding the assumed tax refund, PSF's adjusted FFO during the LTM was $430,886, or $0.37 per share. The publicly-traded equivalent value is $2.78 per share based on FFO of $0.37 per share and a multiple of 7.5 times.

     DIVIDEND YIELD. A valuation approach based on dividend yield is used infrequently in business valuation because most closely-held C corporations do not pay dividends. However, a primary investment attribute of REITs (possibly the most important attribute) is the dividend because nearly all of a REIT's income must be paid out as dividends. Dividends play a larger role in the pricing of REITs than in the pricing of most manufacturing, wholesale/retail or service companies in the public market. The dividend yields of the REITs are summarized below:

     Type  of           Number          Dividend  Yield
     Property           of  REITs       Mean     Median
     --------           ---------       ----     ------
     Hybrid REITs           4           23.2%     21.1%
     Office REITs          12            6.8       6.3
     Office/Industrial     10            7.1       7.4

     Excluding the hybrid REITs, a representative yield for the publicly-traded REITs was approximately 7.0%. PSF has not paid a common dividend in the past and, according to management, there is little prospect of paying a common dividend in the foreseeable future. The lack of a dividend would be a major comparative drawback of a minority interest in PSF relative to a publicly-traded REIT.

MULTIPLE OF ADJUSTED EQUITY. The final valuation method based on comparisons with publicly-traded REITs is the multiple of equity method. In this method, the key variable is the stock price/adjusted NAV multiple of the publicly-traded REITs. Adjusted net asset values were previously listed in Table IX.

An important determinant of the price/NAV ratio is often the return on equity (income/equity or "ROE"). All other things being equal, the higher the ROE, the more an investor should be willing to pay to purchase an interest in a company and, therefore, the higher the price/NAV ratio. To fine-tune this method, one should rely more heavily on those publicly-traded REITs that have an ROE similar to the subject company rather than taking an average ratio (multiple) for the publicly-traded companies as a whole. Once this is done, the multiple can be adjusted for remaining quality differences between PSF and the publicly-traded REITs.

For purposes of comparing to the REITs, we believe the relevant adjusted NAV of PSF is "estimated economic value" rather than "net realizable value" as differentiated in Table VII. Further, PSF's adjusted NAV should exclude the provision for deferred taxes of $454,143 since deferred taxes are not considered in the adjusted NAVs of the REITs. Excluding deferred taxes, the total adjusted NAV of PSF's common equity was $8,464,284, or $7.43 per common share based on 1,139,550.58 total outstanding common shares. PSF's return on adjusted equity of $7.43 per share was 6.1% based on estimated 2001 FFO of $0.45 per share. For purposes of this comparison, the most relevant publicly-traded REITs are those that had a return based on estimated FFO of approximately 6.1% and had a comparatively low return based on the indicated annual dividend. The ROEs of the publicly-traded REITs were quite consistent. Based on projected 2001 FFO, the ROEs of the office and office/industrial REITs ranged from 9.8% to 13.5%, with most being 11.0% to 12.5%. The median price/NAV multiple of the office REITs was 0.95 times; the median multiple of the mixed office/industrial REITs was also 0.95 times. All other things being equal, if PSF had an ROE of approximately 12.0% and paid most of its cash flow out as a dividend, it would probably be valued at 0.80 times to 0.95 times NAV of $7.43 per share. There were only six REITs with an ROE based on projected 2001 FFO of below
11.0%. The average ROE of these six companies was 10.3% and their average price/NAV multiple was 0.97 times. There were six REITs that had a return based on the dividend (i.e., dividend/NAV) of less than 6.0%. The dividend/NAV of these companies averaged 4.7% and their price/NAV multiples averaged 0.93 times. The average price/NAV multiple of the four most highly leveraged REITs was 0.72 times. In summary, there did not appear to be a strong correlation between NAV and ROE but there was a definite inverse relationship with leverage. PSF's ROE based on LTM FFO of $0.37 per share was just 5.0%, less than half of the norm of the guideline companies. PSF's ROE based on projected FFO of $0.45 per share is still well below even the least profitable REITs. PSF is easily more highly leveraged than any of the publicly-traded REITs. Further, PSF has no near-term prospects of paying a common dividend. This suggests that major adjustments are required to the valuation parameters of the publicly-traded REITs.

In our opinion, if PSF were a publicly-traded REIT, it would merit a discount of 45% to 50% from the 0.95 times average price/NAV multiple of all of the REITs and a 30% discount from the 0.72 times average multiple of the four leveraged REITs. Based on these subjective discounts, we believe a price/NAV multiple of
0.50 times would be reasonable for PSF, yielding a publicly-traded equivalent value of $3.72 per share based on an adjusted NAV of $7.43 per share.

     SUMMARY AND CONCLUSION. A summary of the various methods using data from publicly-traded REITs is outlined below:

                                 Company                        Publicly-
                                 Data           Appropriate     Traded
     Method                      Per  Share     Multiple        Equivalent Value
     ------------------------     ----------     ----------     ----------------
     Multiple  of:
          Projected 2001 FFO        $0.45     x     6.8          =     $3.06
          LTM FFO                    0.37     x     7.5          =      2.78
          Dividends                  0       /      8.2%         =      0
          Adjusted  Equity          7.43      x     0.50         =      3.72

     The value conclusions varied widely. In our opinion, the value based on projected FFO should receive primary consideration. This value was below that based on NAV but above the conclusion based on dividends. We believe a reasonable range is $2.75 per share to $3.25 per share. PAG's best estimate is a "publicly-traded equivalent value" of $3.00 per share based on market data from publicly-traded REITs. A value conclusion of $3.00 per share assumes shares in PSF have the same marketability as a publicly-traded REIT.

REAL  ESTATE  LIMITED  PARTNERSHIPS

OVERVIEW.       Another  source  of  market  data  on  the  value  of a minority interest relative to adjusted net asset value is from real estate limited partnerships. A secondary market exists for these issues, and pricing in the secondary market indicates that significant discounts from the partnerships' underlying net asset values are routine. To our knowledge, the best information on partnership price/net asset value discounts is that compiled annually in The Partnership Spectrum, published by Partnership Profiles, Inc. of Dallas, Texas. For the past several years, a study was undertaken by Partnership Profiles to examine the relationship between limited partnership unit prices in the secondary market and the partnership units' underlying net asset values ("NAVs") and expected distributions.

The studies are generally prepared in May or June, using recent prices and adjusted asset values (as reported by the partnerships) as of December 31 of the prior year. The partnership-adjusted NAVs as of December 31 are usually not reported until sometime between February 1 and April 1 of the following year. The study generally uses transaction prices for the two-month period ending May 30, after the most recent NAV data is known by informed buyers and sellers.

According  to  The  Partnership  Spectrum:
     "The 87 partnerships selected for this year's price-value discount study are all publicly-registered with the Securities and Exchange Commission, though none of the partnerships are publicly-traded on any recognized securities exchange. Instead, units of the partnerships are bought and sold in the so-called limited partnership secondary market. This market is comprised of ten to twelve independent securities brokerage firms that act primarily as intermediaries in matching up buyers and sellers of units in non-listed partnerships of all types."

The partnerships are all finite-life. Most of the partnerships in the study were originally expected to operate for periods ranging from six to 12 years before liquidating and paying out the resulting net proceeds to the partners. Due to the lengthy real estate recession that began in the late 1980s as well as other factors, many of these partnerships are now operating beyond their originally-anticipated time frames. However, partnership liquidations have accelerated during the past few years.

The study concentrates on the market value of the limited partnership interests relative to an estimated orderly liquidation value based on the allocation provisions set forth in the Partnership Agreements. The orderly liquidation value assumes certain expenses associated with selling the property. The NAVs represent the estimated amount of cash that would be distributed to limited partners based on the hypothetical sale of the real estate, the liquidation of the partnership and after payment of all related costs. The estimated current market value of the partnerships' real estate is based on internally-prepared valuations by general partners, independent valuations prepared by appraisal firms or some combination of the two. To be included in the study, the partnership must have a reliable NAV and must have traded in the two-month period covered by the study.

For this comparison, we believe PSF's adjusted NAV based on "net realizable value" is the more appropriate measure. However, the NAVs of the publicly-registered partnerships exclude consideration of deferred taxes. Excluding the deferred tax benefit of $302,094, the similarly-defined adjusted NAV of PSF's common equity was $6,240,055, or $5.48 per share based on 1,139,550.58 total outstanding common shares.

The discounts from adjusted net asset value reflect the fact that limited partners cannot compel liquidation of the partnership. Historically, the most important factors affecting the price/NAV discount were the level (and perceived safety) of distributions and the degree of debt financing. According to The Partnership Spectrum, "The results of this year's price-to-value discount study are consistent with prior studies in that the two most important factors considered by secondary market buyers when pricing units of real estate partnerships continue to be (i) whether the partnership has the ability to pay operating distributions, and (ii) the degree of debt financing utilized by the partnership."

RECENT RESULTS. The average price-to-NAV discount was 25% in the spring of 2000, 27% in 1999 and 29% in 1998. According to the May/June 2000 issue of The Partnership Spectrum, the average price-to-NAV discounts have been steadily declining since 1994. During the 1994 through 1997 period, most of the decline in discounts was likely attributable to the real estate recovery and the increased efficiency of the secondary limited partnership market. In 1998, the decline was due in part to the changing composition of partnerships included in the study toward lower risk/lower discount partnerships like insured mortgage programs and triple-net lease programs. However, during 1999, The Partnership Spectrum believes the lower discounts are "apparently due to buyers anticipating near-term liquidations, even for those partnerships that have not announced any such plans." Speculation regarding near-term liquidation prospects have prompted buyers to raise their offer prices in hopes of a relatively quick capital gain.

According to The Partnership Spectrum, "A veritable avalanche of partnership liquidations in recent years has given secondary market buyers good reason for factoring relatively short holding periods into their pricing models." Approximately 115 publicly-registered partnerships sold all of their remaining assets in 1998 and 100 did so in 1999; The Partnership Spectrum believes partnership liquidations could approach 200 in 2000.

The Spring 2000 study covered 87 real estate partnerships, down from 95 partnerships one year earlier due primarily to partnership liquidations in the past year. Partnerships that have announced definitive plans to liquidate within the next 12 months are excluded from the study. Despite the lower number of qualifying partnerships, the study covered 564 purchase transactions in 1999, up from 508 transactions one year earlier. The total trading volume in the partnership secondary market dropped to $110 million in 1999, down only modestly from $120 million in 1998 but only roughly half of the 1996 peak of $225 million. A continued decline in activity is expected in 2000 as liquidation activity takes its toll.

While liquidation activity has resulted in a decline in the number of qualifying transactions contained in the study, it may also be biasing the prices of the covered transactions. According to The Partnership Spectrum, "While it is possible to eliminate from this study those partnerships that have announced near-term liquidation plans, it is not possible to quantify the extent to which secondary market buyers are factoring into their pricing models their expectations of near-term liquidations involving those partnerships that have given no indication whatsoever concerning a liquidation time-frame."

     The May/June 2000 study separated the real estate partnerships into six broad categories. A summary of the NAV discounts and distribution yields is provided below:
                                                                 Average
  Partnership                      Number  of     Average  NAV   Distribution
  Category                         Partnerships   Discount       Yield
  --------                         ------------   ------------   ------------
   Equity  -  Distributing
       Low  or  No  Debt                24             24%            9.2%
       Moderate-to-High  Debt           18             26%            7.7%
  --------                         ------------   ------------   ------------

     Total                              42             25%            8.8%

     Equity  -  Non-Distributing         9             35%            0.0%

     Undeveloped  Land                   3             40%            0.0%

     Triple-Net  Lease                  24             21%           10.5%

     Insured  Mortgages                  9             21%           12.5%

     NA  -  Not  Available.

     The most common real estate partnerships are "Equity - Distributing" partnerships. These equity-based partnerships that pay cash distributions comprise most of the secondary market trading volume in real estate partnerships. The 42 partnerships in this category own primarily equity interests in income-producing real estate properties like shopping centers, apartment buildings, office buildings, etc. Despite the number of partnership liquidations over the past year, the total number of Equity - Distributing partnerships included in the May/June 2000 study of 42 was down only marginally from 44 partnerships one year earlier. This is because the improvement in real estate conditions allowed previously non-distributing partnerships to begin making at least sporadic distributions, thus moving them into the Equity - Distributing category.

The average price/NAV discount for partnerships in the Equity - Distributing category was 25% in the Spring 2000 study, down from 29% one year earlier. According to The Partnership Spectrum, "The only apparent explanation for this decline in discount is that secondary market buyers are paying higher prices for the units of these partnerships in anticipation of a near-term liquidation, even though no such plans have been announced by these partnerships."

Within this large group, however, relative values varied based on the amount of leverage. The 24 partnerships that utilized little or no debt financing had an average price/NAV discount of 24%, down slightly from 25% one year earlier. In contrast, the 18 partnerships in this group that employed moderate to high levels of debt financing had an average price/NAV discount of 26%, down significantly from 35% one year earlier. The average distribution yield of the low or no debt partnerships was 9.2% while the average yield of the moderate-to-high debt partnerships was 7.7%. Buyers are apparently willing to accept lower NAV discounts in exchange for higher current distributions yields, and vice versa.

While the price/NAV discount of low or no debt distributing partnerships has remained relatively constant in recent years, the discounts of the moderate-to-high debt distributing partnerships have declined. The study indicated that the pricing differential between distributing non-leveraged and leveraged equity partnerships has narrowed considerably. A year ago, the price/NAV "discount gap" was 10% (25% versus 35%); the most recent study indicates a differential of only 2% (24% versus 26%). Thus, the data indicates that as long as steady (or sporadic) distributions are being paid, the effect of high leverage on value is not as significant as in past years. Further, in the past, the data indicated that secondary market buyers placed a premium on partnerships that pay a predictable level of monthly or quarterly distributions rather than paying distributions sporadically at unpredictable intervals. This distinction also seems to have blurred in the most recent study.

The partnerships that were trading at the highest discounts were those that do not pay cash distributions. Nearly all of these partnerships employ significant debt financing, which is the primary reason they are unable to pay regular cash distributions. The average price/NAV discount for these nine partnerships was 35%, down significantly from an average discount of 46% based on 15 partnerships one year earlier. The material reduction in the average discounts of non-distributing partnerships ( and leveraged, distributing partnerships) may be attributable to buyers speculating on a near-term liquidation of these partnerships despite the fact that none of the partnerships have made any such announcement. Another reason for the higher prices being paid for non-distributing partnerships is that their financial fundamentals, on average, improved over the last year. Many of even the most debt-laden partnerships now have the potential to begin paying distributions; in contrast, several partnerships in the year-earlier study had little prospect of making near-term distributions.

Regardless of the reasons, the fact remains that there is a narrower spread in the price/NAV discounts between distributing and non-distributing partnerships. Relative to a year ago, the 25% average discount of distributing partnerships is modestly lower, while the 35% discount for non-distributing partnerships is materially lower. Business appraisers often use the non-distributing partnerships as guideline companies where the subject interest under appraisal is 1) a minority interest, 2) there is no prospect of liquidation in the foreseeable future, and 3) the prospect of operating distributions is remote. However, it now appears that buyers of publicly-registered, non-distributing partnerships are now speculating on near-term liquidations and paying higher prices. To remedy this potential bias, The Partnership Spectrum notes that instead of using non-distributing equity partnerships as their source of market data, "appraisers might want to consider undeveloped land partnerships when determining discounts for minority interests in real estate entities with no liquidation on the horizon and no plans for making operating distributions." The May/June 1999 study began to include a new category of partnerships - those that own undeveloped land. The objective of these partnerships is to enhance the value of their land through pre-development activities such as rezoning, annexation and land planning. These partnerships generally have no debt and pay a cash distribution only as land parcels are sold to developers.

Although there were only three partnerships in the "Undeveloped Land" category (down from four one year earlier), the price/NAV discounts were consistent, averaging 40%. The average discount was down from 46% one year earlier. The three remaining land partnerships are all managed by Inland Real Estate Corp. which has not indicated any near-term plans to liquidate the partnerships. Assuming the prices of these units are free of liquidation speculation, they may represent the best comparables for a minority interest in a closely-held real estate entity that will not pay operating distributions and has no near-term liquidation plans.

The least risky category of equity partnerships is "Triple-Net Lease Programs" where the properties are leased to tenants pursuant to long-term Lease
Agreements, with the tenants responsible for essentially all expenses. These partnerships typically pay high cash distributions on a predictable basis. In contrast to the lower discounts found on other categories of equity partnerships, the most recent study indicated higher NAV discounts (21% from

14%) on Triple-Net Lease partnerships. Average distribution yields similarly increased to 10.5% from 9.5% one year earlier. The reason for the lower prices (and higher NAV discounts) is probably that buyers view these partnerships primarily as income investments, with the underlying real estate taking on less importance due to the long-term nature of the leases. Higher interest rates over the past year no doubt raised the distribution yields required on these investments.

"Insured Mortgages" also experienced higher NAV discounts and distribution yields over the past year. Most of the decline in prices is due to higher interest rates since these partnerships' distribution yields and the market value of their loan portfolios should be highly interest-rate sensitive. However, the quality of the loan portfolios may also have declined over the past year.

PSF does not fit neatly into one of the categories delineated by Partnership Profiles. According to The Partnership Spectrum editor Spencer Jefferies, there are no more "hybrid" partnerships that own both property and receivables. The few "hybrid" partnerships that once existed have since been liquidated. However, according to Mr. Jefferies, the "hybrid" partnerships were valued most like those in the "Equity - Distributing" category. In our opinion, PSF would be considered most similar to partnerships in the "Equity - Non-Distributing" category although the prices of these partnerships may be biased upward due to speculation regarding future liquidation. The average NAV discount of partnerships in this category was 35%. The Partnership Spectrum suggests that the financial characteristics of PSF may be closest to the "Undeveloped Land" partnerships since PSF does not pay a dividend and there are no near-term liquidation plans. These three partnerships were valued at an average 40% discount to NAV.

In conclusion, we believe the market data from publicly-registered real estate partnerships suggests a price/NAV discount of 35% to 40% or, conversely, a price/NAV multiple of 0.60 times to 0.65 times. Considering PSF's smaller size, lack of geographic diversification, dividend prospects, degree of leverage and the remote possibility of near-term liquidation, we believe a multiple of 0.55 times is reasonable. This suggests a value of $3.01 per common share based on an adjusted NAV of $5.48 per common share. A value conclusion of $3.01 per common share assumes a minority interest in PSF has the same marketability as a publicly-registered real estate partnership.

ACQUISITION  MARKET  DATA

     Thus far, we have determined that the orderly liquidation value of PSF is approximately $5.74 per common share. We have also ascertained that if PSF were a publicly-traded REIT or a publicly-registered real estate partnership, the value of a minority common equity interest would be about $3.00 per share. The large discrepancy in value is due to the fact that PSF has such a low return on equity, i.e., its income is very low relative to the value of the net assets owned. Appraisals of minority interests tend to give significant consideration to a company's earnings and dividend-paying capacity, even for real estate-intensive companies where the value of the enterprise as a whole would likely be based largely on adjusted net asset value rather than dividend-paying capacity.

PARTNERSHIP DATA. For purposes of this engagement, the most relevant market data may be acquisition data. The best market data would be from acquisitions of real estate-intensive companies that are highly leveraged and have a low return on adjusted equity. According to Spencer Jefferies at Partnership Profiles, Inc., until this year, he has never done a study of the prices of publicly-registered partnerships after the partnership has announced its intention to liquidate. These companies are specifically excluded from the annual studies contained in The Partnership Spectrum. Ideally, this data would identify the NAV discounts (if any) that exist once the partnerships have announced plans to liquidate.

The March/April 2000 issue of The Partnership Spectrum contained the first study prepared by Partnership Profiles of price-to-value discounts once partnerships have announced definitive liquidation plans. The new study covers 70 partnerships that sold their remaining assets from 1996 through April 2000. The group includes 59 real estate partnerships and 11 partnerships that owned cable television systems. To be included in the study, a partnership's units must have traded in the secondary market after the partnership announced a definitive liquidation plan and before the partnership completed the sale of its remaining assets. Also, the partnership's liquidation plan must have been reported in an S.E.C. filing, and the liquidation announcement must have provided an estimate of the ultimate per-unit liquidation proceeds that would be paid to limited partners. Most of the trade prices involved transactions that occurred within six months of when the partnerships sold their remaining assets.

Many liquidating partnerships were excluded from the study because they did not meet the above criteria. Several partnerships announced liquidation plans but did not provide an estimate of liquidation proceeds. The general partners of other liquidating partnerships suspend all secondary market trading activity once liquidation plans are announced. Transactions involving "arbitrage tenders" also do not show up in secondary trading activity. Once a partnership has reported a definitive plan of liquidation, limited partners are often swamped with direct buy-out offers from arbitrageurs within a few days of the liquidation announcement.

The  results  of  the  study indicate an average price-to-value discount of 16%.
The average discount of the 11 cable television partnerships was 14% while the average discount of the 59 real estate partnerships was 17%. Whether the partnership was paying distributions at the time of the liquidation announcement appears to have an impact on the subsequent price of the units. With respect to the 59 real estate partnerships, the 50 partnerships that were paying periodic distributions traded at an average discount of 16%, while the nine partnerships with no recent history of paying operating distributions traded at an average discount of 22%. The average price-to-value discounts of partnerships that have announced liquidation plans are obviously below those that have no near-term liquidation plans. According to The Partnership Spectrum, "The high likelihood of realizing these smaller discounts through near-term liquidations makes for a worthwhile investment play."

However, The Partnership Spectrum notes that the price-to-value discounts on liquidating partnerships exists for good reason. There are a number of factors that can make even a definitive plan of liquidation go awry. Lawsuits can thwart or delay the payment of liquidation proceeds. The long process of S.E.C. approval is required if the assets are to be sold to (or merged with) an entity affiliated with the general partner. Finally, there is the possibility that potential environmental problems will be discovered at a property during the buyer's due diligence.

PSF would be most similar to a non-distributing real estate partnership. Information on the nine non-distributing real estate partnerships included in the study is included in Table X. The price/NAV discounts of the nine transactions listed in Table X ranged from 13% to 32%. The average discount was 22% and the median discount was 18%. In conclusion, if PSF had announced tentative liquidation plans, the market data indicates that the shares would still be valued at an approximate 20% discount to estimated liquidation value.

For comparison to publicly-registered partnerships, PSF's liquidation value was $5.48 per share. Hence, even on a pro-rata enterprise (or controlling interest) basis, a reasonable value conclusion based on partnership market data might be 80% of $5.48 per share, or $4.38 per share.

REIT DATA. Data is also available on publicly-traded REITs. PAG researched several sources of acquisition data on publicly-traded REITs. One source was Mergers & Acquisitions magazine. A second source was acquisition data provided in Mergerstat Review, published by the specialty investment banking firm of Houlihan, Lokey, Howard & Zukin ("HLHZ"). PAG also researched HLHZ's Control Premium Study. Finally, PAG researched Mergerstat's on-line database for acquisitions.

These various sources of published acquisition data all provided different types of information. For example, Mergers & Acquisitions magazine generally provided a description of the terms of the deal (i.e., whether it was cash, stock or a combination of the two) and a calculated cash flow multiple for the acquiree. The Mergerstat "Custom Report" provided various measures of earnings multiples for the acquirees, including the value of total invested capital ("TIC") to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The HLHZ data provided information on the relationship between the acquisition price and the price at which the shares were trading prior to the announcement of the merger or acquisition. The focus of the HLHZ information was in computing a so-called "control premium."

While these published sources of acquisition data provided market multiples based on various measures of income, they contained no information about the acquiree's adjusted NAV. To our knowledge, the only place where NAV is contained is in Realty Stock Review. PAG made a master list of acquisitions of publicly-traded REITs from the various sources of acquisition data noted above and determined which of those companies were followed by Realty Stock Review prior to their merger or acquisition. We then compared the acquisition price to the financial information of the acquiree contained in the latest issue of Realty Stock Review published prior to the target company being acquired. The goal of this exercise was to identify the relationship between the purchase price for a controlling interest and the target company's FFO and adjusted NAV. The results of this extensive acquisition research are summarized in Table XI. We stress that this is a compilation of acquisition data obtained from several sources. Hence, certain information is listed for some companies but not for others, depending on the specific source of the acquisition data. We emphasize that PAG did not research actual source documents on the respective acquirees. The data contained in Table XI is strictly from published sources and has not been verified by PAG.

The data listed in Table XI contains information on the buyer; the seller; the date of the transaction; the aggregate value of equity; and whether the transaction was cash, stock or a combination of the two. The majority of the transactions were mergers wherein the target company was acquired with stock of the acquirer. Once the terms of the transaction are set (such as the exchange ratio in a stock-for-stock merger), the "value" received by the selling shareholders fluctuates with the market price of the acquiring company. When this was the case, PAG computed two share prices for the target company - one based on the value of the stock of the acquirer at the time of the announcement and a second price based on the updated value of the shares of the acquirer just prior to the effective date of the transaction. Table XI contains four valuation parameters based on the information contained in the respective sources of published information.

In our opinion, the most valuable information based on income is the price/FFO multiple. This data was obtained by comparing the total equity price of the transaction to the FFO reported in Realty Stock Review. We were able to obtain this information on 16 of the 30 transactions included in Table XI. The mean price/FFO multiple was 10.6 times while the median was 10.8 times. In our opinion, a multiple of 10.7 times is representative of the data. Applying an approximate 15% comparative risk discount reduces the multiple appropriate for PSF to 9.1 times. Applying a multiple of 9.1 times to PSF's projected FFO of $0.45 per share yields a value on a controlling interest basis of $4.10 per share.

The "cash flow multiple" was reported on 15 transactions included in Mergers & Acquisitions magazine. The average cash flow multiple of these 15 transactions was 13.6 times. The median cash flow multiple was also 13.6 times. The higher multiple is curious since cash flow is similar to FFO. We believe the higher multiples contained in Mergers & Acquisitions magazine relate in part to the timing of the data. Mergers & Acquisitions reports its multiples based on the cash flow in the most recent fiscal year of the acquiree. In contrast, the multiples based on FFO from Realty Stock Review were based on projected FFO during the current fiscal year. Since income generally increased for most of the REITs, it is logical that a price/cash flow multiple based on historical data is greater than one based on projected future data.

In our opinion, a representative cash flow multiple based on the information contained in Table XI is 13.6 times. Applying a 15% comparative risk discount reduces the multiple appropriate for PSF to 11.5 times. The value of PSF on a controlling interest basis would be $4.26 per share based on a multiple of 11.5 times and adjusted LTM cash flow of $0.37 per share.

A third measure of value is based on the relationship between TIC and EBITDA. TIC is the combined value of the equity and debt of the enterprise, commonly referred to as "invested capital." Once the value of TIC is determined, the value of debt is subtracted to arrive at the residual value of equity. The TIC/EBITDA multiples were based on those reported in the Mergerstat computerized acquisition search. Multiples were listed for 25 of the transactions contained in Table XI. Excluding three outliers, the average multiple of the 22 remaining transactions was 12.5 times and the median multiple was 12.8 times. In our opinion, a multiple of 12.7 times is representative of the data. We believe a lesser comparative risk discount is appropriate here because PSF's high level of debt is explicitly considered in an invested capital method. In our opinion, a multiple of 12.0 times is reasonable.

     PSF's adjusted EBITDA during the latest 12 months was $2,720,363, illustrated as follows:

     12  Months  Ended
     April  30,  2000
     ----------------
     Adjusted  Pretax  Loss  (From  Table  VIII)          $  (182,237)

     Plus:
          Adjusted  Depreciation/Amortization  -  Net         631,123
          Interest  Expense                                 2,271,477
                                                          ------------
     EBITDA                                               $ 2,720,363

     Based on a multiple of 12.0 times and EBITDA of $2,720,363, the value of TIC is $32,644,356. This is the value of debt and equity. As of April 30, 2000, the combined value of PSF's bank notes payable, installment contracts and mortgage notes payable, debenture bonds and preferred stock was $29,815,268. The residual value of common equity was $2,829,088, or $2.48 per share based on 1,139,550.58 outstanding common shares.

The final valuation approach based on acquisition data is potentially the most valuable. It is based on the relationship between the acquisition price and the target company's adjusted NAV, as reported by Realty Stock Review. We were able to obtain the price/NAV multiple for 14 of the transactions listed in Table XI. The multiples varied widely, ranging from 0.76 times to 1.31 times. The average price/NAV multiple of the 14 transactions was 1.04 times; the median was also
1.04 times.

There appeared to be at least a loose correlation between the ROE (as measured by FFO/NAV) and the price/NAV multiple. The ROEs of the 14 transactions ranged from 8.7% to 14.0%. A total of six of the companies had ROEs below 10%. The average ROE of these six companies was 9.3%. The mean price/NAV ratio of these six companies was 0.99 times and the median was 1.00 times. Hence, the data suggested that the average price/NAV multiple of these "low yielding" companies was approximately 1.00 times.

However, based on projected cash flow of $0.45 per share and an NAV of $7.43 per share, PSF's ROE is only 6.1%, well below the average ROE of even the lowest-yielding public companies. In our opinion, due to its low ROE, PSF would merit a price/NAV ratio below 1.0 times, even when valuing a controlling interest.

A total of six of the companies listed in Table XI were merged or acquired at a value that was below the NAV reported by Realty Stock Review. The NAV multiples of these six companies averaged 0.88 times. The average ROE of these six companies was 10.5%. Also, we should consider that the majority of the transactions listed in Table XI were actually stock-for-stock mergers rather than cash acquisitions. All other things being equal, empirical data has shown that acquisition prices based on stock transactions are above those based on cash transactions. In conclusion, based on the data listed in Table XI, we believe a reasonable NAV multiple for a controlling interest in PSF would be
0.75  times  NAV  of  $7.43  per share, resulting in a value of $5.57 per share.

     A summary of the various conclusions based on the acquisition data is contained below:
                              Company        Controlling
                              Data  Per      Appropriate    Interest
                              Share          Multiple       Value
                              ----------     ----------     ---------
     Multiple  of:
          Projected  FFO         $0.45     x     9.1     =     $4.10
          LTM  Cash  Flow         0.37     x    11.5     =      4.26
          EBITDA                   NA      x     NA      =      2.48
          NAV                     7.43     x    0.75     =     5.57

     NA  -  Not  Available.

     The value conclusions based on cash flow averaged $4.18 per share. The conclusion based on EBITDA was lower because this approach explicitly considered PSF's high level of debt. The value based on NAV was higher at $5.57 per share because it did not fully reflect PSF's comparatively low income. In contrast to the value of a minority interest where primary consideration was given to cash flow, we believe primary consideration should be given to NAV when valuing a controlling interest. A best estimate is a value of $5.00 per share.

CONTROL  PREMIUM

     The other useful information listed in Table XI is the "premium over existing stock price." This information was as reported by HLHZ. It represents the relationship between the merger or acquisition price and the trading price of the stock prior to the merger/acquisition announcement.

The control premium data listed in Table XI can be utilized to transform the earlier value conclusions based on a minority interest to value conclusions appropriate for a controlling interest. Information on control premiums was available on 27 of the transactions listed in Table XI. The control premiums varied widely, ranging from a negative premium of 26.3% to a positive premium of 50.0%. Excluding five outliers, the average premium of the remaining 22 transactions was 9.5% while the median was 9.8%. This included six transactions with negative premiums.

A broader Control Premium Study conducted by HLHZ covering 705 transactions of companies in all industries concludes a median control premium during the 12 months ended March 31, 2000 of 33.1%. In our opinion, the average control premium for a REIT should be below the 33.1% average for all companies included in the HLHZ study. However, we believe that PSF would deserve an above-average control premium. This is because there is a wide disparity in the value conclusions based on FFO versus net assets. While a minority interest value may rely heavily on income and dividend-paying capacity, a controlling interest value would be based more heavily on adjusted NAV. Based on this discrepancy, we believe an above-average control premium would apply to PSF if the beginning value conclusion were based on a minority interest value.

     A total of 12 of the companies included in Table XI had control premiums within a range of 13.3% to 26.8%. We believe a control premium for PSF should be above this range because of the FFO-NAV discrepancy. In our opinion, a reasonable control premium is 35%, well above the average of the companies listed in Table XI and slightly above the 33.1% average premium for all industries. Applying this control premium to the previously-derived value conclusions based on publicly-traded REITs and publicly-registered real estate partnerships derives value conclusions on a controlling interest basis of $4.05 per share and $4.06 per share, respectively, as follows:

                                    Minority                      Control
                                    Value         Premium         Value
     Method                         Per  Share    For  Control    Per  Share
     ------                         ----------    ------------    ----------
Based  on  Publicly-Traded  REITs     $3.00     x     1.35     =     $4.05
Based  on  Publicly-Registered
   Partnerships                        3.01     x     1.35     =     4.06

PAST  TRANSACTIONS

     There have been several past transactions in the stock. Since 1990, PSF has had a standing offer to redeem any shares held by unaffiliated shareholders at $1.55 per share. There have been numerous redemptions at this price over the past several years. The settlement of the "minority shareholder" lawsuit in January 1998 resulted in a redemption of 408,419 shares of common stock for a combination of cash, property and notes payable totaling $1,689,500, or $4.14 per share. Another sizable redemption occurred on July 31, 1998 when 200,000 common shares were redeemed from the Guthrie Family Limited Partnership for aggregate consideration of $500,000, or $2.50 per share. The purchase price was paid through the exchange of property.

The most recent related party redemption occurred in January 2000 when 12,000 common shares held by the minor children of Kevin Guthrie and David Guthrie were redeemed for $1.55 per share. From August 1999 through March 2000, a total of
547.8 shares were redeemed from unaffiliated shareholders for $1.55 per share. Beginning in April 2000, the Board increased its standard redemption price to $3.00 per share. Between April 1, 2000 and June 30, 2000, 856.7 common shares were redeemed from unaffiliated shareholders at $3.00 per share. According to David Guthrie, the increase in the standing redemption price offered by the

Board was based on a combination of factors including recent appraisals of the properties and the success of CRA. The increase was also based on preliminary findings of PAG regarding a possible tender offer for the shares of all unaffiliated shareholders.

CONCLUSION

     Several valuation methods were examined when providing an opinion of the value of the common stock in PSF. These methods included an adjusted net asset (and liquidating) approach and multiple market approaches. The market approaches utilized data from publicly-traded REITs and publicly-registered real estate partnerships. Past transactions in the shares were also examined. Value conclusions were arrived at on both a minority interest basis and on a "total enterprise" or controlling interest basis.

Our assignment was to arrive at an opinion of the "fair value" of the common stock of PSF for purposes of making a possible "going private" offer for the stock of unaffiliated shareholders. "Fair value" is a legal term that requires clarification. PAG is not qualified to make that interpretation. We requested clarification on this matter by asking if "fair value" for the purpose of the proposed transaction was on a total enterprise (or controlling interest) basis; a marketable, minority interest basis; or an unmarketable, minority interest basis. Our value conclusion hinges on the legal interpretation of "fair value" appropriate in this instance.

     It is our understanding that the federal securities laws describe the proposed "going private" transaction as a "rule 13e-3 transaction." According to PSF management and its legal counsel, the relevant statutes in Washington state provide no clear definition of "fair value." Research conducted by PSF's legal counsel also did not generate much in the way of helpful legal precedent. Perhaps the best precedent regarding value is provided by a Washington Supreme Court decision in Northwest Greyhound Lines v. McCormack (No. 31918, December 18, 1952) in which the Court stated:

     "Generally speaking, we believe that the word 'value' contemplates a consideration of all the facts and circumstances pertinent to a particular case in an effort to arrive at a fair and reasonable compromise or arbitration which may in some degree be lacking in mathematical exactness or certitude."

     With no legal guidance as to the proper definition of "fair value" in this instance, we can only provide opinions of value based on the bases of value previously noted (i.e., a controlling interest basis; a marketable, minority basis; and an unmarketable, minority basis). It will be PSF's Board of Directors' decision to determine "fair value" for purposes of the proposed transaction based on the range of conclusions provided.

The value on a "marketable, minority interest" basis is best determined by the market approaches based on publicly-traded REITs and publicly-registered partnerships. This assumes an active or semi-active market in PSF's shares, even though an active public market has never developed for the stock. The market approaches considered PSF's actual and projected FFO, its past and potential common dividends and its adjusted net asset (or liquidation) value. The value conclusion based on REITs gave primary consideration to FFO and arrived at a conclusion of $3.00 per share. The value conclusion based on publicly-registered partnerships gave primary consideration to orderly liquidation value and arrived at a value conclusion of $3.01 per share. We have somewhat more confidence in the value conclusion based on publicly-registered real estate partnerships than the method based on publicly-traded REITs because PSF's financial characteristics were more similar to the non-distributing partnerships than to the publicly-traded REITs. However, the value conclusions from the two methods were nearly identical. Our opinion of the value of a marketable (or semi-marketable) minority interest in PSF is $3.00 per share.

     We do not believe the fair market value of the shares on an "enterprise basis" is necessarily PSF's estimated orderly liquidation value of $5.74 per share. The partnership market data following a liquidation announcement indicated that units routinely trade at a discount to estimated liquidation value due to the risk (and timing) of actually receiving the estimated liquidation proceeds. The value conclusion from this method was $4.38 per share. The acquisition data for REITs was based both on NAV and FFO. Even considering the improvement in FFO projected for the coming year, the value conclusion based on FFO is below adjusted NAV because of PSF's below-average ROE and dividend-paying capacity. A value conclusion based on the REIT acquisition data was $5.00 per share. A final "enterprise basis" value is determined by applying a control premium to the minority value. Assuming a minority value of $3.00 per share and a 35% control premium, the value conclusion from this method is $4.05 per share. The four value conclusions based on an enterprise value are summarized below:

                                            Enterprise
                                         Value  Per  Share
                                         -----------------
     Orderly  Liquidation  Value               $5.74
     Market  Approach  Based  on:
          Partnership  Data                     4.38
          REIT  Data                            5.00
     Control  Premium                           4.05

     Based on this summary, our best estimate of value on an enterprise basis is $4.80 per share.

A value on an unmarketable, minority interest basis is generally determined by applying a discount for lack of marketability to the "publicly-traded equivalent" (or marketable, minority) value of the shares. Studies have indicated a reasonable discount for lack of marketability between a publicly-traded minority interest and one with no active market at 35% to 40%. PAG has not labored to cite the numerous empirical studies that justify such a discount because we do not think this basis of value is appropriate in the current circumstance. Our initial value conclusion was on a semi-marketable basis because it relied in part on market data from "publicly-registered" partnerships; hence, we believe a below-average discount for lack of marketability of 25% is reasonable. In conclusion, we believe a reasonable value on an unmarketable, minority basis is $2.25 per share.

Outside of the context of a "rule 13e-3 transaction," we believe the fair market value of a minority interest in PSF would be consistent with its unmarketable, minority value of $2.25 per share. An active market has never developed for PSF's stock. If our assignment were to advise the Board as to the fair market value of the stock for purposes of updating its "standing offer" to redeem shares, it would be at approximately $2.25 per share.

Past transactions in the stock must also be considered. Until April 2000, the long-standing redemption price was $1.55 per share. This was increased to $3.00 per share in April 2000. This large increase was based in part on the estimated enterprise value of the shares contained in preliminary work by PAG. Small related-party redemptions have occurred at the standing redemption price offered to unaffiliated shareholders. A large, related-party redemption occurred in July 1998 at $2.50 per share. The settlement of the family shareholder litigation in January 1998 was at $4.14 per share. The shareholders in question held approximately 24% of the stock at the time. We do not consider the latter transaction as "arms-length;" the Company was under considerable pressure to settle because the litigation was proving to be costly, protracted and time-consuming for management.

In conclusion, it is our opinion that the value of the common stock in Pacific Security Financial, Inc. was $2.25 per share on an unmarketable, minority basis as of July 2000 based on 3,000 outstanding preferred shares and 1,139,550.58 outstanding common shares. This value would be most consistent with the fair market value of a minority interest. It is our opinion that the marketable, minority interest (as if the shares were actively traded on an exchange or over-the-counter) value of the common stock was $3.00 per share. It is our opinion that the enterprise value of the common stock was $4.80 per share as of the same date.

Without a definition of fair value, PAG cannot opine as to a reasonable value for the proposed "going private" transaction. However, outside of a legal context, it would appear that a value within the range outlined by the marketable, minority ($3.00 per share) and enterprise ($4.80 per share) values would be prudent. This range of value conclusions is well above our opinion of the current fair market value of a minority interest in the common stock of PSF.

APPENDIX  A

     Qualifications  of  Appraisers
     Contingent  &  Limiting  Conditions
     Independence  of  Appraisers
     Professional  Parameters





                         QUALIFICATIONS  OF  APPRAISERS

     This appraisal report was prepared by Pagano Appraisal Group, LLC. Pagano Appraisal Group specializes in the appraisal of privately-held businesses and business interests for gift and estate tax documentation, Employee Stock Ownership Plans (ESOPs), mergers and acquisitions, shareholder transactions, estate planning, Buy/Sell Agreements, stock options, litigation support, arbitration, dissolution and various other business appraisal purposes. Entities appraised include C corporations, S corporations, general partnerships, limited partnerships, limited liability companies and sole proprietorships.

                           MARK  P.  PAGANO,  CFA,  ASA

RELEVANT  EXPERIENCE

1999  -  Present     Principal,  Pagano  Appraisal  Group,  LLC.
1983  -  1999        Vice  President,  Corporate  Valuations,  Inc.
1978  -  1983        Research Analyst, Willamette Management Associates, Inc.

COURT  EXPERIENCE

Mr.  Pagano  is  qualified  as  an  expert  witness  in  Oregon.

PROFESSIONAL  ORGANIZATIONS

ASA       Accredited  Senior  Appraiser  -  Business  Valuation,
          American  Society  of  Appraisers
CFA       Chartered  Financial  Analyst,
          The  Institute  of  Chartered  Financial  Analysts

          Association of Investment Management and Research Portland Society of Financial Analysts
          The Employee Stock Ownership Plan (ESOP) Association The Northwest Chapter of the ESOP Association - Participant in Professional Practitioners Round Table The National Center for Employee Ownership (NCEO)

OFFICES  HELD

1986  -  1987     President, Portland Chapter, American Society of Appraisers
1985  -  1986     Vice  President,  Portland  Chapter,  American  Society  of
                  Appraisers
1991  -  Present  Member,  International  Board  of  Examiners  of  the
                  American  Society  of  Appraisers
1992     Member,  Committee  to  Develop  an  Appraisal  Course  on  ESOPs,
                  American  Society  of  Appraisers
1993  -  Present  Member,  ESOP  Association  Valuation  Advisory  Committee
1993     Member,  Leveraged  ESOP  Subcommittee  of  the  ESOP
                  Association's  Valuation  Advisory  Committee
1994     Member,  "Valuing  ESOP  Shares"  Subcommittee  of  the  ESOP
                  Association's  Valuation  Advisory  Committee

EDUCATION

1977 Bachelor of Science in Business Administration and Economics (Summa Cum Laude), Lewis & Clark College

INSTRUCTOR/LECTURER

          Speaker on "The ESOP Valuation Process" at the April 1999 Northwest Regional ESOP Conference, Seattle, Washington

          Speaker on "The ESOP Valuation Process" at the March 1998 Northwest Regional ESOP Conference, Seattle, Washington

          Speaker on "Valuation For ESOP Purposes" at the March 1998 National Center For Employee Ownership ESOP Workshop Portland, Oregon

          "Meet  the  Press"  Panel  at  the  December  1997
          Conference  of  the  ESOP  Association,  Las  Vegas,  Nevada

          Speaker  on  "Re-Leveraging  Your  ESOP"  at  the  March  1996
          meeting of The Northwest Chapter of the ESOP Association, Portland, Oregon

          Course Instructor on Business Valuation for The Russian-American School of Business Administration (RASBA) in Tambov Russia - November 1995

          Guest Lecturer on Business Valuation at Portland State University for various groups of visiting Russian RASBA students - 1995 and 1996

PUBLICATIONS

     "Uniform Appraisal Practices are Needed in Leveraged ESOP Valuations," Business Valuation Review - March 1991

CERTIFICATION

     The American Society of Appraisers conducts a mandatory program of periodic recertification for its Accredited Senior Appraisers. The criteria for recertification includes required participation in continuing education programs. Optional recertification criteria include instructional duties in appraisal courses, literary contributions to the profession and contributions to the society itself, such as serving as an elected chapter or national officer. Mr. Pagano is recertified under this program through June 20, 2003.

COMMUNITY  INVOLVEMENT

1993  -  1998     Member,  Gladstone  City  Council,  Gladstone,  Oregon
1993  -  1994     Chairman,  Gladstone  School  District  Budget  Committee
1991  -  1993     Member,  Gladstone  School  District  Budget  Committee

                       CONTINGENT  AND  LIMITING  CONDITIONS

     This appraisal opinion of value is subject to the following contingent and limiting conditions:

1. Information, estimates and opinions contained in this report are obtained from sources considered reliable. However, Pagano Appraisal Group, LLC ("PAG") has not independently verified such information and no liability for such sources is assumed by PAG. The financial statements used in the opinion of value were not audited by PAG and no responsibility is assumed for their completeness or accuracy by PAG.

2. The client and/or its representatives have warranted to PAG that the information supplied to PAG was complete and accurate to the best of client's knowledge; and that any reports, analysis, or other documents prepared for it by PAG will be used only in compliance with all applicable laws and regulations.

3. Unless specifically stated in the report to the contrary, PAG assumes no responsibility for the following and assumes:

*     Management  is  competent  and  the  ownership  is  in  responsible hands;
*     No  responsibility  for  legal  matters;
* No survey of the real property that may be owned by the business has been made and the value opinion is reported without regard to questions of title, boundaries, encumbrances and encroachments;
* No investigation has been made of the legal description or legal matters, including title or encumbrances;
* There is full compliance with all applicable federal, state and local zoning, use, environmental and similar laws and regulations;
* There are no environmental conditions or hazardous waste conditions that might impact value;
* The subject's building(s) meets the tenets of the Federal Americans with Disabilities Act ("ADA") and there is no outstanding ADA penalty associated with the subject real property.
* Value is reported in dollars on the basis of the currency prevailing on the date of appraisal.
* A willing buyer, as defined in the definition of value, is protected against undisclosed, unknown or contingent liabilities or claims against the company, and is willing to sign normal documents at closing.

4. We have no knowledge concerning the presence of any hazardous materials on the site or in the improvements as of the date of the appraisal. We have not conducted any tests to determine whether or not such hazardous materials and/or related conditions exist on the site or in the improvements. We recommend that the reader direct any questions concerning this issue to a firm of registered professional engineers specializing in providing such testing and analysis.

5. The ADA became effective January 26, 1992. We have not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of ADA. If so, this fact could have a negative effect upon the value conclusion. Since we have no direct evidence relating to this issue, we did not consider a possible noncompliance with the requirements of ADA in estimating the value of the property.

6. Possession of this report, or a copy thereof, does not carry with it the right of publication of all or part of it, nor may it be used for any purpose by any but the client, without the previous written consent of the appraiser and the client. Neither all nor any part of the contents of this report shall be conveyed to the public through advertising, public relations, news, sales or other media without the previous written consent and approval of PAG, particularly as to valuation conclusions, or any reference to the American Society of Appraisers, the ASA designation or the CFA designation. Authorized copies of this report will be signed in blue ink. Unsigned copies, or copies not signed in blue ink, should be considered to be incomplete.

7. PAG is not required to give testimony in court, or be in attendance during any hearings or depositions with reference to the company being appraised, unless previous, mutually agreeable arrangements have been made as to time, fee and PAG employee or subcontractor. All files relating to the opinion of value that are held by PAG remain the confidential property of the client.

8. The various estimates of value presented in this report apply to this appraisal only and may not be used out of the context presented herein.

9. The value premise(s) cited in the report are considered foundational and basic to the value opinions reported therein, and the right is hereby reserved by PAG to alter, revise and/or rescind any of the value opinions should any subsequent or additional data be found, or in the event the conditions are modified to any extent.

10. The appraised estimate of Fair Market Value reached in this report is necessarily based on the Definition of Fair Market Value as stated in the Letter of Transmittal and in the Introduction Section. An actual transaction may be concluded at a higher value or lower value, depending on the circumstance
surrounding  the  company,  the  particular  business  interest(s)   and/or  the
motivations and knowledge of the specific buyers and sellers at that time. PAG makes no guarantees as to what values individual buyers and sellers may reach in an actual transaction.

11. The conclusions reached in this report are advisory only and do not constitute a recommendation for purchase or sale of these securities.

12. Liability of PAG and its employees or subcontractors for errors and omissions, if any, in this work is limited to the amount of its compensation for the work performed in this assignment.

                           INDEPENDENCE  OF  APPRAISERS

     Pagano Appraisal Group, LLC and the individuals involved in preparing this appraisal do not have any present or contemplated future interest in the subject property, or any other interest that might prevent them from rendering a fair and unbiased opinion.

                             PROFESSIONAL  PARAMETERS
                                 ASA  DESIGNATION

     The American Society of Appraisers is a professional organization of individual appraisers. International in structure, it is self-supporting and unaffiliated. The Society works cooperatively for the elevation of the standards of practice of the appraisal profession. The only major appraisal organization representing all of the multi-disciplines of appraisal specialists, the Society was founded in 1952 and is headquartered in Washington, D.C.

     Society members include valuation specialists in equities, securities, land, equipment, buildings, art objects, engineering, finance, assessment, insurance law, accounting, natural resources, public utilities, and gems; in short, all types of property, tangible and intangible, real or personal. Each Society member who has satisfactorily demonstrated that he or she is qualified to appraise one or more of the existing kinds of property has been granted the right to use the professional designation Accredited Senior Appraiser, "ASA". Such designation is predicated upon the following society criteria: written examinations, submission of representative appraisal reports, five years of full-time valuation experience and screening of the applicant's practice and ethics. Accredited Senior Appraisers are required to recertify every five years.

     Ethical practices and conduct required of Society members are defined in "The Principles of Appraisal Practice and Code of Ethics of the American Society of Appraisers."

                            PROFESSIONAL  PARAMETERS
                               CFA  DESIGNATION

     The Institute of Chartered Financial Analysts ("ICFA") is a professional self-regulatory organization. The primary goal of the ICFA, founded in 1962, is to establish, maintain and regulate standards of practice in the field of financial analysis.

     Members of the ICFA are entitled to use the designation Chartered Financial Analyst ("CFA"). A college degree or equivalent is required to enter the CFA program. A successful candidate must have had at least three years of experience in financial analysis (related to investments) and subscribe to the highest ethical standards of practice.

     The candidate must also complete a three-year study and examination series. Candidates are required to pass each of three separate, annually-administered, six-hour examinations covering the fields of financial accounting, equity securities analysis, fixed income securities analysis, portfolio management, economics and ethical and professionals standards.

    All Chartered Financial Analysts are required to adhere to ethical standards as defined in the ICFA Code of Ethics and Standards of Professional Conduct.












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